UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**November 22, 2006**
(DATE OF EARLIEST EVENT REPORTED)	**November 16, 2006**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3800 Frederica Street
Owensboro, Kentucky 42301
(Address of principal executive office)

(270) 926-8686
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

Equity Offering

On November 16, 2006, Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the "Partnership"), and its subsidiaries entered into an underwriting agreement (the "Underwriting Agreement") with the underwriters named therein with respect to the issue and sale by the Partnership, and the purchase by the Underwriters, of up to 6,900,000 common units (including an option to purchase up to 900,000 additional common units to cover over-allotments) representing limited partnership interests of the Partnership (the "Common Units") in an underwritten public offering (the "Equity Offering"). The Common Units were offered to the public at a price of $29.65 per unit. The Common Units sold in the Equity Offering were registered under the Securities Act of 1933, as amended (the "Act") pursuant to a registration statement on Form S-1 (File No. 333-137489). A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this report and is incorporated by reference herein. The Partnership expects the Equity Offering to close on November 22, 2006.

Debt Offering

On November 16, 2006, the Partnership, Boardwalk Pipelines, LP, a Delaware limited partnership and wholly-owned subsidiary of the Partnership (the "Operating Partnership"), and the Partnership's other subsidiaries entered into a purchase agreement (the "Purchase Agreement") with the underwriters named therein with respect to the issue and sale by the Operating Partnership of $250 million in aggregate principal amount of its 5.875% senior unsecured notes due 2016 (the "Notes"), in an underwritten public offering (the "Debt Offering"). The Notes sold in the Debt Offering were registered under the Act, pursuant to the registration statement on Form S-1 (File No. 333-137690). A copy of the Purchase Agreement is filed as Exhibit 1.2 to this report and is incorporated by reference herein. Closing of the Debt Offering occurred on November 21, 2006.

The Notes were issued pursuant to an indenture, dated as of November 16, 2006 (the "Indenture"), between the Operating Partnership, the other parties named therein and the Bank of New York Trust Company, N.A. as trustee (the "Trustee"). A copy of the Indenture is filed herewith as Exhibit 4.1 to this report and is incorporated by reference herein.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

As described above, on November 21, 2006, the Operating Partnership completed its offering of $250 million in aggregate principal amount of the Notes, which are unconditionally guaranteed on an senior unsecured basis by the Partnership. The Notes were registered under the Act as described in Item 1.01 above.

Interest on the Notes will accrue from November 21, 2006. The Operating Partnership will pay interest on the Notes semi-annually on May 15 and November 15 of each year, beginning on May 15, 2007, until the Notes mature on November 15, 2016. The Operating Partnership may redeem some or all of the Notes at any time or from time to time pursuant to the terms of the Indenture.

The Indenture contains covenants that will limit the ability of the Operating Partnership, and its subsidiaries to, among other things, create liens, enter into sale-leaseback transactions, sell assets or merge with other entities. The Indenture does not restrict the Operating Partnership or its subsidiaries from incurring additional indebtedness, paying distributions on its equity interests or purchasing or redeeming their equity interests, nor does it require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provisions that would require the Operating Partnership to repurchase or redeem or otherwise modify the terms of the Notes upon a change in control or other events involving the Operating Partnership. Events of default under the Indenture include (i) a default in the payment of principal of the Notes or, following a period of 30 days, of interest, (ii) a breach of the Operating Partnership's covenants or warranties under the Indenture or the Partnership's under its guarantee, (iii) certain events of bankruptcy, insolvency or liquidation involving the Operating Partnership, the Partnership or any Significant Subsidiary and (iv) any payment default or acceleration of indebtedness of the Operating Partnership, the Partnership or any subsidiary of the Operating Partnership if the total amount of such indebtedness unpaid or accelerated exceeds $50 million.

The Operating Partnership used the net proceeds from the issuance of the Notes to repay borrowings and accrued interest outstanding under the Operating Partnership's revolving credit facility and to finance the Operating Partnership's expansion projects.

The descriptions set forth above in Item 1.01 and this Item 2.03 are qualified in their entirety by the Purchase Agreement, the Indenture (including the forms of Note attached thereto) and related documents, copies of which are filed as exhibits to this report and are incorporated by reference herein.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits.

1.1   Underwriting Agreement, dated November 16, 2006, among Citigroup Global Markets Inc., Lehman Brothers Inc. and UBS Securities LLC, as representatives for the several underwriters, Boardwalk Pipeline Partners, LP and Boardwalk GP LLC.

1.2   Purchase Agreement, dated November 16, 2006, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters, Boardwalk Pipeline Partners, LP and Boardwalk Pipelines, LP.

4.1   Indenture, dated November 21, 2006, among Boardwalk Pipelines, LP, as issuer, Boardwalk Pipeline Partners, LP, as guarantor, and The Bank of New York Trust Company, N.A., as trustee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: Boardwalk GP LLC,
        its General Partner

        By: */s/ Jamie L. Buskill*
                    Jamie L. Buskill
                    Chief Financial Officer

Dated: November 22, 2006

Exhibit 1.1

BOARDWALK PIPELINE PARTNERS, LP

6,000,000 Common Units
Representing Limited Partner Interests

<u>**UNDERWRITING AGREEMENT**</u>

November 16, 2006

CITIGROUP GLOBAL MARKETS INC.
LEHMAN BROTHERS INC.
UBS SECURITIES LLC
As Representatives of the several
  Underwriters named in <u>Schedule 1</u> attached hereto,

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

and

c/o Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

and

c/o UBS Securities LLC
299 Park Avenue
New York, New York 10171

Ladies and Gentlemen:

Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the "**Partnership**"), proposes to sell 6,000,000 common units (the "**Firm Units**") representing limited partner interests in the Partnership (the "**Common Units**"). In addition, the Partnership proposes to grant to the underwriters (the "**Underwriters**") named in <u>Schedule 1</u> attached to this agreement (this "**Agreement**") an option to purchase up to 900,000 additional Common Units on the terms set forth in <u>Section 2</u> hereof (the "**Option Units**"). The Firm Units and the Option Units, if purchased, are hereinafter collectively called the "**Units**." This is to confirm the agreement concerning the purchase of the Units from the Partnership by the Underwriters.

Boardwalk GP, LP, a Delaware limited partnership (the "**General Partner**"), serves as the sole general partner of the Partnership. Boardwalk GP, LLC, a Delaware limited liability company ("**BGL**"), serves as the sole general partner of the General Partner. Boardwalk Pipelines Holding Corp., a Delaware corporation ("**BPHC**"), is the sole member of BGL and is the sole limited partner of the General Partner. BPHC is a direct subsidiary of Loews

Corporation, a Delaware corporation ("**Loews**"). BPHC is also a limited partner of the Partnership.

Each of Boardwalk Operating GP, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Partnership ("**Operating GP**"), Boardwalk Pipelines, LP, a Delaware limited partnership and a direct and indirect wholly owned subsidiary of the Partnership (the "**Operating Partnership**"), Texas Gas Transmission, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Operating Partnership ("**Texas Gas**"), GS Pipeline Company, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Operating Partnership ("**Gulf South GP**"), and Gulf South Pipeline Company, LP, a Delaware limited partnership and a direct and indirect wholly owned subsidiary of the Operating Partnership ("**Gulf South**"), is sometimes referred to herein as a "**Subsidiary**," and they are sometimes collectively referred to herein as the "**Subsidiaries**." Each of BGL, the General Partner, the Partnership, Operating GP, the Operating Partnership, Texas Gas, Gulf South GP and Gulf South is sometimes referred to herein as a "**Partnership Party**," and they are sometimes collectively referred to herein as the "**Partnership Parties**." The Partnership Parties, together with BPHC, are sometimes collectively referred to herein as the "**BPHC Entities**." The BPHC Entities, together with Loews, are sometimes collectively referred to herein as the "**Loews Entities**."

1.   *Representations, Warranties and Agreements of the Partnership Parties*. Each Partnership Party jointly and severally represents, warrants and agrees that:

(a)   A registration statement on Form S-1 (File No. 333-137489) relating to the Units has (i) been prepared by the Partnership in conformity with the requirements of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations (the "**Rules and Regulations**") of the Securities and Exchange Commission (the "**Commission**") thereunder; (ii) been filed with the Commission under the Securities Act; and (iii) become effective under the Securities Act. Copies of such registration statement and any amendment thereto have been delivered by the Partnership to you as the representatives (the "**Representatives**") of the Underwriters. As used in this Agreement:

(i)   "**Applicable Time**" means 8:30 p.m. (New York City time) on the date of this Agreement;

(ii)   "**Effective Date**" means the date and time as of which such registration statement, or the most recent post-effective amendment thereto, if any, was declared effective by the Commission;

(iii)   "**Issuer Free Writing Prospectus**" means each "free writing prospectus" (as defined in Rule 405 of the Rules and Regulations) prepared by or on behalf of the Partnership or used or referred to by the Partnership in connection with the offering of the Units;

(iv)   "**Preliminary Prospectus**" means any preliminary prospectus relating to the Units included in such registration statement or filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations;

(v)   "**Pricing Disclosure Package**" means, as of the Applicable Time, the most recent Preliminary Prospectus, together with each Issuer Free Writing Prospectus filed or used by the Partnership on or before the Applicable Time, other than a road show that is an Issuer Free Writing Prospectus but is not required to be filed under Rule 433 of the Rules and Regulations;

(vi)   "**Prospectus**" means the final prospectus relating to the Units, as filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations; and

(vii)   "**Registration Statement**" means such registration statement, as amended as of the Effective Date, including any Preliminary Prospectus or the Prospectus and all exhibits to such registration statement.

Any reference to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents incorporated by reference therein pursuant to Form S-1 under the Securities Act as of the date of such Preliminary Prospectus or the Prospectus, as the case may be. Any reference to the "**most recent Preliminary Prospectus**" shall be deemed to refer to the latest Preliminary Prospectus included in the Registration Statement or filed pursuant to Rule 424(b) of the Rules and Regulations prior to or on the date hereof. Any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any document filed under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), after the date of such Preliminary Prospectus or the Prospectus, as the case may be, and before the date of such amendment or supplement and incorporated by reference in such Preliminary Prospectus or the Prospectus, as the case may be; and any reference to any amendment to the Registration Statement shall be deemed to include any periodic or current report of the Partnership filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act after the Effective Date and before the date of such amendment and incorporated by reference in the Registration Statement. The Commission has not issued any order preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending the effectiveness of the Registration Statement, and no proceeding for such purpose has been instituted or threatened by the Commission.

(b)   The Partnership was not at the time of initial filing of the Registration Statement and at the earliest time thereafter that the Partnership or another offering participant made a *bona fide* offer (within the meaning of Rule 164(h)(2) of the Rules and Regulations) of the Units, is not on the date hereof and will not be on the applicable Delivery Date (as defined in Section 4 hereof) an "ineligible issuer" (as defined in Rule 405 of the Rules and Regulations). The Partnership has met all the conditions for incorporation by reference pursuant to the General Instructions to Form S-1.

(c)   The Registration Statement conformed and will conform in all material respects on the Effective Date and on the applicable Delivery Date, and any amendment to the Registration Statement filed after the date hereof will conform in all material respects when filed, to the requirements of the Securities Act and the Rules and

Regulations. The most recent Preliminary Prospectus conformed, and the Prospectus will conform in all material respects when filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations and on the applicable Delivery Date, to the requirements of the Securities Act and the Rules and Regulations. The documents incorporated by reference into any Preliminary Prospectus or the Prospectus conformed, when filed with the Commission, in all material respects to the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the Commission thereunder.

(d)   The Registration Statement did not, as of the Effective Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; *provided* that no representation or warranty is made as to information contained in or omitted from the Registration Statement in reliance upon and in conformity with written information furnished to the Partnership through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 8(e) hereof.

(e)   The Prospectus will not, as of its date and on the applicable Delivery Date, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided* that no representation or warranty is made as to information contained in or omitted from the Prospectus in reliance upon and in conformity with written information furnished to the Partnership through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 8(e) hereof.

(f)   The documents incorporated by reference into any Preliminary Prospectus or the Prospectus did not, when filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)   The Pricing Disclosure Package did not, as of the Applicable Time, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the price and number of the Units will be included on the cover page of the Prospectus; *provided* that no representation or warranty is made as to information contained in or omitted from the Pricing Disclosure Package in reliance upon and in conformity with written information furnished to the Partnership through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 8(e) hereof.

(h)   Each Issuer Free Writing Prospectus (including, without limitation, any road show that is a free writing prospectus under Rule 433 of the Rules and Regulations), when considered together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the price and number of the Units will be included on the cover page of the Prospectus.

(i)   Each Issuer Free Writing Prospectus conformed or will conform in all material respects to the requirements of the Securities Act and the Rules and Regulations on the date of first use, and the Partnership has complied with all prospectus delivery and any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Rules and Regulations. The Partnership has not made any offer relating to the Units that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Representatives. The Partnership has retained in accordance with the Rules and Regulations all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Rules and Regulations.

(j)   BPHC has been duly formed and is validly existing and in good standing as a corporation under the Delaware General Corporation Law (the "**DGCL**"), has the full corporate power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is, or at each Delivery Date will be, duly registered or qualified to do business and in good standing as a foreign corporation in each jurisdiction listed opposite its name in Schedule 2 attached hereto, such jurisdictions being the only jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to (i) have a material adverse effect on the condition (financial or other), results of operations, securityholders' equity, properties, business or prospects of the Partnership Parties (other than the General Partner), taken as a whole (a "**Material Adverse Effect**") or (ii) subject the limited partners of the Partnership to any material liability or disability.

(k)   Each of the General Partner, the Partnership, the Operating Partnership and Gulf South has been duly formed and is validly existing and in good standing as a limited partnership under the Delaware Revised Uniform Limited Partnership Act (the "**Delaware LP Act**"), has the full partnership power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is, or at each Delivery Date will be, duly registered or qualified to do business and in good standing as a foreign limited partnership in each jurisdiction listed opposite its name in Schedule 2 attached hereto, such jurisdictions being the only jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to (i) have a Material Adverse Effect or (ii) subject the limited partners of the Partnership to any material liability or disability.

(l)   Each of BGL, Operating GP, Texas Gas and Gulf South GP has been duly formed and is validly existing and in good standing as a limited liability company under the Delaware Limited Liability Company Act (the "**Delaware LLC Act**"), has the full limited liability company power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is, or at each Delivery Date will be, duly registered or qualified to do business and in good standing as a foreign limited liability company in each jurisdiction listed opposite its name in Schedule 2 attached hereto, such jurisdictions being the only jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to (i) have a Material Adverse Effect or (ii) subject the limited partners of the Partnership to any material liability or disability.

(m) Loews owns all of the outstanding shares of capital stock of BPHC; all of such shares of capital stock have been duly and validly authorized and issued and are fully paid and nonassessable.

(n) BPHC owns a 100% limited liability company interest in BGL; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of BGL (as the same may be amended and restated on or prior to the Initial Delivery Date (as defined in <u>Section 4</u> hereof), the "**BGL LLC Agreement**") and is fully paid (to the extent required under the BGL LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and BPHC owns such limited liability company interest free and clear of all liens, encumbrances, security interests, equities, charges or claims (collectively, "**Liens**").

(o) BGL is the sole general partner of the General Partner, with a 0.001% general partner interest in the General Partner; such general partner interest has been duly and validly authorized and issued in accordance with the agreement of limited partnership of the General Partner (as the same may be amended and restated on or prior to the Initial Delivery Date, the "**GP Partnership Agreement**"); and BGL owns such general partner interest free and clear of all Liens. BPHC is the sole limited partner of the General Partner, with a 99.999% limited partner interest in the General Partner; such limited partner interest has been duly and validly authorized and issued in accordance with the GP Partnership Agreement and is fully paid (to the extent required under the GP Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-607 and 17-804 of the Delaware LP Act); and BPHC owns such limited partner interest free and clear of all Liens.

(p) The General Partner is the sole general partner of the Partnership, with a 2.0% general partner interest in the Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the Second Amended and Restated Agreement of Limited Partnership of the Partnership (as the same may be amended and restated on or prior to the Initial Delivery Date, the "**Partnership Agreement**"); and the General Partner owns such general partner interest free and clear of all Liens. The General Partner owns all of the Incentive Distribution Rights (as defined in the Partnership Agreement); all of such Incentive Distribution Rights have been duly and validly authorized and issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in the most recent Preliminary Prospectus under the caption "The Partnership Agreement—Limited Liability"); the General Partner owns all of such Incentive Distribution Rights free and clear of all Liens; and such Incentive Distribution Rights conform to the descriptions thereof contained in each of the most recent Preliminary Prospectus and the Prospectus.

(q)   BPHC owns 33,093,878 subordinated units ("**Subordinated Units**") representing an approximate 32.0% limited partner interest in the Partnership and 53,256,122 Common Units representing an approximate 51.5% limited partner interest in the Partnership (such Subordinated Units and Common Units, the "**Sponsor Units**"); all of such Sponsor Units have been duly and validly authorized and issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in the most recent Preliminary Prospectus under the caption "The Partnership Agreement—Limited Liability"); BPHC owns all of such Sponsor Units free and clear of all Liens; and such Sponsor Units conform to the descriptions thereof contained in each of the most recent Preliminary Prospectus and the Prospectus.

(r)   The Units to be issued and sold by the Partnership to the Underwriters hereunder have been duly authorized in accordance with the Partnership Agreement and, when issued and delivered against payment therefor pursuant to this Agreement, will be validly issued in accordance with the Partnership Agreement, fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in the most recent Preliminary Prospectus under the caption "The Partnership Agreement—Limited Liability"); the Units, when issued and delivered against payment therefor pursuant to this Agreement, will conform to the descriptions thereof contained in each of the most recent Preliminary Prospectus and the Prospectus; and other than the Sponsor Units owned by BPHC, the Incentive Distribution Rights and 15,000,000 Common Units issued in November 2005 in the Partnership's initial public offering, the Units to be issued and sold by the Partnership to the Underwriters hereunder will be the only limited partner interests in the Partnership issued and outstanding at each Delivery Date.

(s)   The Partnership owns a 100% limited liability company interest in Operating GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Operating GP (as the same may be amended and restated on or prior to the Initial Delivery Date, the "**Operating GP LLC Agreement**") and is fully paid (to the extent required under the Operating GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Partnership owns such limited liability company interest free and clear of all Liens.

(t)   Operating GP is the sole general partner of the Operating Partnership, with a 0.001% general partner interest in the Operating Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the agreement of limited partnership of the Operating Partnership (as the same may be amended and restated on or prior to the Initial Delivery Date, the "**Operating Partnership Agreement**"); and Operating GP owns such general partner interest free and clear of all Liens. The Partnership is the sole limited partner of the Operating

Partnership, with a 99.999% limited partner interest in the Operating Partnership; such limited partner interest has been duly and validly authorized and issued in accordance with the Operating Partnership Agreement and is fully paid (to the extent required under the Operating Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-607 and 17-804 of the Delaware LP Act); and the Partnership owns such limited partner interest free and clear of all Liens.

(u)   The Operating Partnership owns a 100% limited liability company interest in Texas Gas; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Texas Gas (as the same may be amended and restated on or prior to the Initial Delivery Date, the "**Texas Gas LLC Agreement**") and is fully paid (to the extent required under the Texas Gas LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all Liens.

(v)   The Operating Partnership owns a 100% limited liability company interest in Gulf South GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Gulf South GP (as the same may be amended and restated on or prior to the Initial Delivery Date, the "**Gulf South GP LLC Agreement**") and is fully paid (to the extent required under the Gulf South GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all Liens.

(w)   Gulf South GP is the sole general partner of Gulf South, with a 1.0% general partner interest in Gulf South; such general partner interest has been duly and validly authorized and issued in accordance with the agreement of limited partnership of Gulf South (as the same may be amended and restated on or prior to the Initial Delivery Date, the "**Gulf South Partnership Agreement**"); and Gulf South GP owns such general partner interest free and clear of all Liens. The Operating Partnership is the sole limited partner of Gulf South, with a 99.0% limited partner interest in Gulf South; such limited partner interest has been duly and validly authorized and issued in accordance with the Gulf South Partnership Agreement and is fully paid (to the extent required under the Gulf South Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-607 and 17-804 of the Delaware LP Act); and the Operating Partnership owns such limited partner interest free and clear of all Liens.

(x)   Other than (i) BGL's ownership of a 0.001% general partner interest in the General Partner, (ii) the General Partner's ownership of a 2% general partner interest in the Partnership, (iii) the General Partner's ownership of all of the Incentive Distribution Rights, (iv) the Partnership's ownership of a 100% limited liability company interest in Operating GP, (v) the Partnership's ownership of a 99.999% limited partner interest in the Operating Partnership, (vi) Operating GP's ownership of a 0.001% general partner interest in the Operating Partnership, (vii) the Operating Partnership's ownership of a

100% limited liability company interest in Texas Gas, (viii) the Operating Partnership's ownership of a 100% limited liability company interest in Gulf South GP, (ix) the Operating Partnership's ownership of a 99% limited partner interest in Gulf South, (x) Gulf South GP's ownership of a 1% general partner interest in Gulf South and (xi) if formed prior to the applicable Delivery Date, a Partnership Party's ownership of not less than 51% of the membership interests in a new entity to be formed for the purpose of constructing the Gulf Crossing Pipeline, no Partnership Party owns, directly or indirectly, any equity or short- or long-term debt securities (other than intercompany advances and notes among the Partnership and the Subsidiaries) of any corporation, partnership, limited liability company, joint venture, association or other entity; and none of the entities mentioned in the preceding clauses (i) through (xi), other than Texas Gas, Gulf South and the Operating Partnership, is a "significant subsidiary" of the Partnership as such term is defined in Rule 405 of the Rules and Regulations.

(y)   Except as described in the most recent Preliminary Prospectus or provided for in the Partnership Agreement, there are no preemptive rights or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any limited partner interests in the Partnership pursuant to any agreement or instrument to which any of the BPHC Entities is a party or by which any one of them may be bound. Except as described in the most recent Preliminary Prospectus or provided for in the applicable Organization Documents (as defined below), there are no preemptive rights or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, (i) any limited partner interests in the General Partner, the Operating Partnership or Gulf South or (ii) any membership interests in BGL, Operating GP, Texas Gas or Gulf South GP, in each case pursuant to any agreement or instrument to which any of such entities is a party or by which any one of them may be bound. Except as described in the most recent Preliminary Prospectus, there are no outstanding options or warrants to purchase (A) any Common Units, Subordinated Units or other interests in the Partnership or (B) any interests in BGL, the General Partner, or the Subsidiaries. "**Organization Documents**" means, collectively, the GP Partnership Agreement, the Partnership Agreement, the Operating Partnership Agreement, the Gulf South Partnership Agreement, the BGL LLC Agreement, the Operating GP LLC Agreement, the Texas Gas LLC Agreement and the Gulf South GP LLC Agreement, each as amended or restated at or prior to the Initial Delivery Date.

(z)   Except as described in the most recent Preliminary Prospectus or provided for in the Partnership Agreement, there are no contracts, agreements or understandings between any BPHC Entity and any person granting such person the right to require any Partnership Party to file a registration statement under the Securities Act with respect to any securities of the Partnership Parties owned or to be owned by such person, or to require any Partnership Party to include such securities in the Units registered pursuant to the Registration Statement or in any securities registered or to be registered pursuant to any other registration statement filed by or required to be filed by any Partnership Party under the Securities Act.

(aa)   No BPHC Entity has sold or issued any securities that would be integrated with the offering of the Units contemplated by this Agreement pursuant to the Securities Act, the Rules and Regulations or the interpretations thereof by the Commission.

(bb)   On each Delivery Date, the Partnership will have all requisite power and authority to issue, sell and deliver the Units, in accordance with and upon the terms and conditions set forth in this Agreement, the Partnership Agreement, the Registration Statement, the most recent Preliminary Prospectus and the Prospectus. On each Delivery Date, all corporate, partnership or limited liability company action, as the case may be, required to be taken by the Loews Entities or any of their stockholders, members or partners for the authorization, issuance, sale and delivery of the Units, the execution and delivery by the Partnership Parties of this Agreement and the consummation of the transactions contemplated hereby shall have been validly taken.

(cc)   This Agreement has been duly and validly authorized, executed and delivered by the Partnership Parties.

(dd)   None of the offering, issuance and sale by the Partnership of the Units and the application of the proceeds therefrom as described under the caption "Use of Proceeds" in each of the most recent Preliminary Prospectus and the Prospectus, the execution, delivery and performance of this Agreement by the Partnership Parties, or the consummation of the transactions contemplated hereby (i) conflicts or will conflict with, or constitutes or will constitute a violation of, the certificate or agreement of limited partnership, certificate of formation, limited liability company agreement, certificate or articles of incorporation, bylaws or other organizational documents of any Partnership Party, or, to the knowledge of the Partnership Parties, BPHC or Loews, (ii) conflicts or will conflict with, or constitutes or will constitute a breach or violation of or a default under (or an event that, with notice or lapse of time or both, would constitute such a breach or violation of or default under), any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which any of the Partnership Parties, or to the knowledge of the Partnership Parties, BPHC or Loews, is a party, by which any of them is bound or to which any of their respective properties or assets is subject, (iii) violates or will violate any statute, law, ordinance, regulation, order, judgment, decree or injunction of any court or governmental agency or body to which any of the Partnership Parties, or, to the knowledge of the Partnership Parties, BPHC or Loews, or any of their respective properties or assets may be subject or (iv) will result in the creation or imposition of any Lien upon any property or assets of any Partnership Party, or, to the knowledge of the Partnership Parties, BPHC or Loews, which conflicts, breaches, violations, defaults or Liens, in the case of clauses (ii), (iii) or (iv), would, individually or in the aggregate, have a Material Adverse Effect.

(ee)   Except for the registration of the Units under the Securities Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and applicable state securities laws in connection with the purchase and sale of the Units by the Underwriters, no consent, approval, authorization or order of, or filing or registration with, any court or governmental agency or body to which any of the Partnership Parties or any of their respective properties or assets is subject is required for the execution, delivery and performance of this Agreement by the Partnership Parties, the consummation of the transactions contemplated hereby and the application of the proceeds from the sale of the Units as described under the caption "Use of Proceeds" in each of the most recent Preliminary Prospectus and the Prospectus.

(ff) (i) Each Services Agreement between any Loews Entities, on the one hand, and any Partnership Party, on the other hand (such agreements collectively, the "**Services Agreements**") has been duly authorized, executed and delivered by such Partnership Party and is a valid and legally binding agreement of such Partnership Party, enforceable against such Partnership Party in accordance with its terms; (ii) the BGL LLC Agreement has been duly authorized, executed and delivered by BPHC and is a valid and legally binding agreement of BPHC, enforceable against BPHC in accordance with its terms; (iii) the GP Partnership Agreement has been duly authorized, executed and delivered by each of BPHC and BGL and is a valid and legally binding agreement of each of BPHC and BGL, enforceable against each of BPHC and BGL in accordance with its terms; (iv) the Partnership Agreement has been duly authorized, executed and delivered by each of the General Partner and BPHC, and is a valid and legally binding agreement of each of the General Partner and BPHC, enforceable against each of the General Partner and BPHC in accordance with its terms; (v) the Operating GP LLC Agreement has been duly authorized, executed and delivered by the Partnership and is a valid and legally binding agreement of the Partnership, enforceable against the Partnership in accordance with its terms; (vi) the Operating Partnership Agreement has been duly authorized, executed and delivered by each of the Partnership and Operating GP and is a valid and legally binding agreement of each of the Partnership and Operating GP, enforceable against each of the Partnership and Operating GP in accordance with its terms; (vii) the Texas Gas LLC Agreement has been duly authorized, executed and delivered by the Operating Partnership and is a valid and legally binding agreement of the Operating Partnership, enforceable against the Operating Partnership in accordance with its terms; (viii) the Gulf South GP LLC Agreement has been duly authorized, executed and delivered by the Operating Partnership and is a valid and legally binding agreement of the Operating Partnership, enforceable against the Operating Partnership in accordance with its terms; (ix) the Gulf South Partnership Agreement has been duly authorized, executed and delivered by each of the Operating Partnership and Gulf South GP and is a valid and legally binding agreement of each of the Operating Partnership and Gulf South GP, enforceable against each of the Operating Partnership and Gulf South GP in accordance with its terms; and (x) the Amended and Restated Revolving Credit Agreement, dated as of June 29, 2006 (the "**Credit Agreement**"), has been duly authorized, executed and delivered by each Partnership Party party thereto and is a valid and legally binding agreement of each such Partnership Party, enforceable against each such Partnership Party in accordance with its terms; *provided* that, with respect to each agreement described in this Section 1(ff), the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and *provided*, *further*, that the indemnity, contribution and exoneration provisions contained in any of such agreements may be limited by applicable laws and public policy.

(gg)   At September 30, 2006, the Partnership would have had, on the consolidated as adjusted and as further adjusted bases indicated in each of the most recent Preliminary Prospectus and the Prospectus (and any amendments or supplements thereto), a capitalization as set forth therein.   The historical financial statements (including the related notes and supporting schedules) included in, or incorporated by reference into, the Registration Statement, the most recent Preliminary Prospectus and the Prospectus (and any amendment or supplement thereto) comply as to form in all material respects with the requirements of Regulation S-X of the Commission and present fairly in all material respects the financial position, results of operations and cash flows of the entities purported to be shown thereby on the basis stated therein at the respective dates or for the respective periods to which they apply, and have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved. The summary historical information set forth in the Registration Statement, the most recent Preliminary Prospectus and the Prospectus (and any amendment or supplement thereto) under the caption "Summary Historical Financial and Operating Data" is accurately presented in all material respects and prepared on a basis consistent with the audited and unaudited historical consolidated financial statements from which it has been derived.

(hh)   Deloitte & Touche LLP, who have certified certain financial statements of the General Partner, the Partnership, the Operating Partnership and Gulf South, whose reports appear in each of the most recent Preliminary Prospectus and the Prospectus (or are incorporated by reference therein) and who have delivered the initial letter referred to in Section 7(g) hereof, are an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations and were such during the periods covered by the financial statements on which they reported. Ernst & Young LLP, who have certified certain financial statements of Gulf South and whose report appears in each of the most recent Preliminary Prospectus and the Prospectus, are an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations and were such during the periods covered by the financial statements on which they reported.

(ii)   The statistical and market-related data included in each of the most recent Preliminary Prospectus and the Prospectus are based on or derived from sources that the Partnership believes to be reliable and accurate in all material respects.

(jj)   Each Partnership Party has good and indefeasible title to all real property and good title to all personal property contemplated as owned or to be owned by it in each of the most recent Preliminary Prospectus and the Prospectus, in each case free and clear of all liens, claims, security interests, encumbrances and other defects, except as described in the most recent Preliminary Prospectus or that would not materially affect the value of such property and would not materially interfere with the use made and proposed to be made of such property as described in each of the most recent Preliminary Prospectus and the Prospectus. With respect to title to pipeline rights-of-way, none of the Partnership Parties has received any actual notice or claim from any owner of land upon which any pipeline that is owned by any Subsidiary is located that such entity does not have sufficient title to enable it to use and occupy the pipeline rights-of-way as they have been used and occupied in the past and are proposed to be used and occupied in the future as described in each of the most recent Preliminary Prospectus and the Prospectus, except where such failure to have sufficient title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All assets held under lease or license by the Partnership Parties are held under valid, subsisting and enforceable leases or licenses, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially interfere with the use made and proposed to be made of such assets as they have been used in the past and are proposed to be used in the future as described in each of the most recent Preliminary Prospectus and the Prospectus.

(kk)   Each Partnership Party carries or is covered by insurance from insurers of recognized financial responsibility in such amounts and covering such risks as is reasonably adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries. All policies of insurance of each Partnership Party are in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; each Partnership Party is in compliance with the terms of such policies in all material respects; and no Partnership Party has received notice from any insurer or agent of such insurer that any material capital improvements or other expenditures are required or necessary to be made in order to continue such insurance.

(ll)   Each Partnership Party owns or possesses adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of its business, and no Partnership Party has any reason to believe that the conduct by any Partnership Party of its business will conflict in any material respect with, and no Partnership Party has received any notice or claim of conflict with, any such rights of any other person or party.

(mm) Except as described in the most recent Preliminary Prospectus, there are no legal or governmental proceedings pending to which any Partnership Party is a party or to which any property or asset of any Partnership Party is subject that, if determined adversely to such party, could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a material adverse effect on the performance of this Agreement or the consummation of the transactions contemplated hereby, and to the knowledge of the Partnership Parties, no such proceedings are threatened or contemplated by governmental authorities or others. There are no legal or governmental proceedings pending that are required to be described in the most recent Preliminary Prospectus and the Prospectus that are not so described.

(nn)   There are no contracts or other documents that are required to be described in the most recent Preliminary Prospectus and the Prospectus or filed as exhibits to the Registration Statement by the Securities Act or the Rules and Regulations that have not been so described in the most recent Preliminary Prospectus and the Prospectus or filed as exhibits to the Registration Statement.

(oo)   The statements set forth in each of the most recent Preliminary Prospectus and the Prospectus under the captions "Summary—Management and Ownership," "Summary—Summary of Conflicts of Interest and Fiduciary Duties," "Summary—Restrictions on Ownership of Common Units," "Summary—The Offering," "How We Make Cash Distributions," "Conflicts of Interest and Fiduciary Duties," "Description of the Common Units" and "The Partnership Agreement," insofar as they purport to constitute a summary of the terms of the Common Units and the Subordinated Units, and under the caption "Material Tax Consequences," insofar as they purport to describe the provisions of the laws and documents referred to therein, are fair and accurate summaries in all material respects.

(pp)   Except as described in the most recent Preliminary Prospectus, no labor disturbance by the employees of any Partnership Party (and to the extent that they perform services on behalf of any Partnership Party, employees of Loews or BPHC) exists or, to the knowledge of the Partnership Parties, is imminent or threatened that could reasonably be expected to have a Material Adverse Effect.

(qq)   Since the date of the latest audited financial statements included in or incorporated by reference into the most recent Preliminary Prospectus, (i) no Partnership Party has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, any labor dispute or any court or governmental action, order or decree, and (ii) there has not been any adverse change in the partners' capital, members' equity or short- or long-term debt of any Partnership Party (other than, if applicable, the offering of $250,000,000 principal amount of senior notes of Boardwalk Pipelines, LP and the guarantee thereof by the Partnership) or any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), results of operations, securityholders' equity, properties, management, business or prospects of any Partnership Party, in each case except as could not reasonably be expected to have a Material Adverse Effect or as set forth or contemplated in the most recent Preliminary Prospectus.

(rr)   Each Partnership Party has filed all tax returns required to be filed through the date hereof, which returns are complete and correct in all material respects, and has paid all taxes shown to be due pursuant to such returns, other than those that (i) if not paid, could not reasonably be expected to have a Material Adverse Effect or (ii) are being contested in good faith and for which adequate reserves have been established in accordance with generally accepted accounting principles.

(ss)   From the date as of which information is given in the most recent Preliminary Prospectus through the date hereof, and except as may be disclosed in the most recent Preliminary Prospectus (including the offering of $250,000,000 principal amount of senior notes of Boardwalk Pipelines, LP and the guarantee thereof by the Partnership), none of the Partnership Parties has (i) issued or granted any securities, (ii) incurred any liability or obligation, direct or contingent, other than liabilities and obligations that were incurred in the ordinary course of business, (iii) entered into any transaction not in the ordinary course of business or (iv) declared or paid any dividend or distribution on its capital stock or other equity interests.

(tt)   Each Partnership Party (i) makes and keeps accurate books and records and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of such Partnership Party's financial statements in conformity with accounting principles generally accepted in the United States and to maintain accountability for its assets, (C) access to such Partnership Party's assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for such Partnership Party's assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(uu)   The Partnership has established and maintain disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Partnership in the reports it files or submits under the Exchange Act is accumulated and communicated to management of the Partnership, including its principal executive officers and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(vv)   Since the date of the most recent balance sheet of the Partnership Parties reviewed or audited by Deloitte & Touche LLP and the audit committee of the board of directors of BGL, (i) the Partnership Parties have not been advised of (A) any significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect the ability of the Partnership Parties to record, process, summarize and report financial data, or any material weaknesses in internal controls (whether or not remediated) and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Partnership Parties, and (ii) since that date, there have been no changes in internal controls that have materially affected, or are reasonably likely to materially affect, internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(ww)   No relationship, direct or indirect, exists between or among the Partnership Parties, on the one hand, and the directors, officers, securityholders, customers or suppliers of the Partnership Parties, on the other hand, that is required to be described in the most recent Preliminary Prospectus and the Prospectus that is not so described.

(xx)   Each Partnership Party subject to the Sarbanes-Oxley Act of 2002, and each of its directors and officers in their capacities as such, is in compliance in all material respects with such act.

(yy)   None of the Partnership Parties (i) is in violation of its certificate or agreement of limited partnership, certificate of formation or limited liability company agreement, certificate or articles of incorporation, bylaws or other organizational documents, (ii) is in breach of or default under any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party, by which it is bound or to which any of its properties or assets is subject (and no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default), (iii) is in violation of any statute, law, ordinance, rule, regulation, order, judgment, decree or injunction of any court or governmental agency or body to which it or its property or assets may be subject or (iv) has failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business, except, in the case of clauses (ii) or (iv), as could not reasonably be expected to have a Material Adverse Effect.

(zz)   None of the Partnership Parties, nor any of their respective directors, officers, agents, employees or other persons associated with them or acting on their behalf, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(aaa)   Except as described in the most recent Preliminary Prospectus, the Partnership Parties (i) are in compliance with any and all applicable federal, state and local laws, regulations, ordinances, rules, orders, judgments, decrees or other legal requirements relating to the protection of human health and safety, the environment or natural resources or imposing liability or standards of conduct concerning any Hazardous Materials (as defined below) ("**Environmental Laws**"), (ii) have received, and as necessary maintained, all permits required of them under applicable Environmental Laws to conduct their respective businesses, (iii) are in compliance with all terms and conditions of any such permits and (iv) do not have any liability in connection with the release into the environment of any Hazardous Material, except where such noncompliance with Environmental Laws, failure to receive and maintain required permits, failure to comply with the terms and conditions of such permits or liability in connection with such releases could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The term "**Hazardous Material**" means (1) any "hazardous substance" as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("**CERCLA**"), (2) any "hazardous waste" as defined in the Resource Conservation and Recovery Act, as amended, (3) petroleum or any petroleum product, (4) any polychlorinated biphenyl and (5) any pollutant, contaminant or hazardous, dangerous or toxic chemical, material, waste or substance regulated under or within the meaning of any other Environmental Law. No Partnership Party has been named as a "potentially responsible party" under CERCLA or any other similar Environmental Law, except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Except as described in the most recent Preliminary Prospectus, no Partnership Party (A) is a party to any proceeding under Environmental Laws in which a governmental authority is also a party, other than proceedings regarding which it is believed that no monetary penalties in excess of $100,000 will be imposed, (B) has received notice of any potential liability for the disposal or release of any Hazardous Material, except where such liability could not reasonably be expected to have a Material Adverse Effect or (C) anticipates any material capital expenditures relating to Environmental Laws.

(bbb)   Each Partnership Party is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("**ERISA**"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which any Partnership Party would have any liability; no Partnership Party has incurred or expects to incur liability under (i) Title IV of ERISA with respect to the termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "**Code**"); and each "pension plan" that is intended to be qualified under Section 401(a) of the Code and for which any Partnership Party would have any liability is so qualified and nothing has occurred, whether by action or by failure to act, that would cause the loss of such qualification.

(ccc)   Each Partnership Party has, or at each Delivery Date will have, such permits, consents, licenses, franchises, certificates and other approvals or authorizations of governmental or regulatory authorities ("**Permits**") as are necessary to own or lease its properties and to conduct its business in the manner described in each of the most recent Preliminary Prospectus and the Prospectus, except as disclosed in or specifically contemplated by the most recent Preliminary Prospectus or except for any failure to have any such Permit that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as described in the most recent Preliminary Prospectus, each Partnership Party has fulfilled and performed all of its material obligations with respect to all such Permits, and no event has occurred that would prevent any such Permit from being renewed or reissued, that allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or that would result in any other impairment of the rights of the holder of any such Permit, except for any such non-renewal, revocation, termination or impairment that could not reasonably be expected to have a Material Adverse Effect.

(ddd)   No Partnership Party is, and as of each Delivery Date and after giving effect to the application of the net proceeds of the offering as described under the caption "Use of Proceeds" in the most recent Preliminary Prospectus and the Prospectus, no Partnership Party will be, an "investment company" as defined in the Investment Company Act of 1940, as amended (the "**Investment Company Act**").

(eee)   None of the Partnership Parties or, to the knowledge of the Partnership Parties, any of their affiliates has distributed, and prior to the later to occur of any Delivery Date and completion of the distribution of the Units, none of the Partnership Parties or, to the knowledge of the Partnership Parties, any of their affiliates will distribute, any offering material in connection with the offering and sale of the Units other than any Preliminary Prospectus, the Prospectus, and any Issuer Free Writing Prospectus to which the Representatives have consented pursuant to Section 1(i) or 5(a)(vi) hereof.

(fff)   None of the Partnership Parties or, to the knowledge of the Partnership Parties, any of their affiliates has taken, nor will any of the Partnership Parties or, to the knowledge of the Partnership Parties, any of their affiliates take, directly or indirectly, any action that has constituted, that was designed to cause or result in, or that could reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of any Partnership Party to facilitate the sale or resale of the Units.

(ggg)   The Units have been approved for listing on the New York Stock Exchange (the "**NYSE**"), subject only to official notice of issuance.

(hhh) Except for this Agreement, there are no contracts, agreements or understandings between the Partnership and any person that would give rise to a valid claim against the Partnership or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with the offering and sale of the Units contemplated by this Agreement.

Any certificate signed by or on behalf of any Partnership Party and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Units shall be deemed a representation and warranty by each such Partnership Party, as to matters covered thereby, to each Underwriter.

2.   *Purchase of the Units by the Underwriters*. On the basis of the representations and warranties contained in, and subject to the terms and conditions of, this Agreement, the Partnership agrees to sell 6,000,000 Firm Units to the several Underwriters, and each of the Underwriters, severally and not jointly, agrees to purchase the number of Firm Units set forth opposite that Underwriter's name in Schedule 1 attached hereto. The respective purchase obligations of the Underwriters with respect to the Firm Units shall be rounded among the Underwriters to avoid fractional Units, as the Representatives may determine.

In addition, the Partnership grants to the Underwriters an option to purchase up to 900,000 Option Units. Such option is exercisable in the event that the Underwriters sell more Common Units than the number of Firm Units in the offering and as set forth in Section 4 hereof. Each Underwriter agrees, severally and not jointly, to purchase the number of Option Units (subject to such adjustments to eliminate fractional Units as the Representatives may determine) that bears the same proportion to the total number of Option Units to be sold on such Delivery Date as the number of Firm Units set forth in Schedule 1 attached hereto opposite the name of such Underwriter bears to the total number of Firm Units.

The price of both the Firm Units and any Option Units purchased by the Underwriters shall be $29.65 per Unit.

The Partnership shall not be obligated to deliver any of the Firm Units or Option Units to be delivered on the applicable Delivery Date, except upon payment for all such Units to be purchased on such Delivery Date as provided herein.

3.   *Offering of Units by the Underwriters*. Upon authorization by the Representatives of the release of the Firm Units, the several Underwriters propose to offer the Firm Units for sale upon the terms and conditions to be set forth in the Prospectus.

4.   *Delivery of and Payment for the Units*. Delivery of and payment for the Firm Units shall be made at the offices of Andrews Kurth LLP at 9:00 A.M., Houston time, on the fourth full business day following the date of this Agreement or at such other date, time or place as shall be determined by agreement between the Representatives and the Partnership. This date and time are sometimes referred to as the "**Initial Delivery Date**." Delivery of the Firm Units shall be made to the Representatives for the account of each Underwriter against payment by the several Underwriters through the Representatives of the aggregate purchase price of the Firm Units being sold by the Partnership to or upon the order of the Partnership by wire transfer in immediately available funds to the accounts specified by the Partnership. Time shall be of the essence, and delivery of the Firm Units at the time and place specified pursuant to this Agreement is a further condition of the obligation of each Underwriter hereunder. The Partnership shall deliver the Firm Units through the facilities of DTC unless the Representatives shall otherwise instruct.

The option granted in Section 2 hereof will expire 30 days after the date of this Agreement and may be exercised in whole or from time to time in part by written notice being given to the Partnership by the Representatives; *provided* that if such date falls on a day that is not a business day, the option granted in Section 2 hereof will expire on the next succeeding business day. Such notice shall set forth the aggregate number of Option Units as to which the option is being exercised, the names in which the Option Units are to be registered, the denominations in which the Option Units are to be issued and the date and time, as determined by the Representatives, when the Option Units are to be delivered; *provided*, *however*, that this date and time shall not be earlier than the Initial Delivery Date, nor earlier than the second business day after the date on which the option shall have been exercised, nor later than the fifth business day after the date on which the option shall have been exercised. Each date and time the Option Units are delivered is sometimes referred to as an "**Option Unit Delivery Date**," and the Initial Delivery Date and any Option Unit Delivery Date are sometimes each referred to as a "**Delivery Date**."

Delivery of the Option Units by the Partnership and payment for the Option Units by the several Underwriters through the Representatives shall be made at the offices of Andrews Kurth LLP on the Option Unit Delivery Date or at such other date, time or place as shall be determined by agreement between the Representatives and the Partnership. On the Option Unit Delivery Date, the Partnership shall deliver or cause to be delivered the Option Units to the Representatives for the account of each Underwriter against payment by the several Underwriters through the Representatives of the aggregate purchase price of the Option Units being sold by the Partnership to or upon the order of the Partnership by wire transfer in immediately available funds to the accounts specified by the Partnership. Time shall be of the essence, and delivery of the Option Units at the time and place specified pursuant to this Agreement is a further condition of the obligation of each Underwriter hereunder. The Partnership shall deliver the Option Units through the facilities of DTC unless the Representatives shall otherwise instruct.

5.   *Further Agreements of the Partnership Parties and the Underwriters.*

(a)   Each Partnership Party jointly and severally agrees:

(i)   To prepare the Prospectus in a form approved by the Representatives and to file such Prospectus pursuant to Rule 424(b) of the Rules and Regulations not later than the Commission's close of business on the second business day following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to the last Delivery Date except as provided herein; to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment or supplement to the Registration Statement or the Prospectus has been filed and to furnish the Representatives with copies thereof; to advise the Representatives, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus, of the suspension of the qualification of the Units for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose or of any request by the Commission for the amendment or supplement of the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal;

(ii)   To furnish promptly to each of the Representatives and to counsel for the Underwriters a signed copy of the Registration Statement as originally filed with the Commission, and each amendment thereto filed with the Commission, including all consents and exhibits filed therewith;

(iii)   To deliver promptly to the Representatives such number of the following documents as the Representatives shall reasonably request: (A) conformed copies of the Registration Statement as originally filed with the Commission and each amendment thereto (in each case excluding exhibits other than this Agreement), (B) each Preliminary Prospectus, the Prospectus and any amended or supplemented Prospectus, (C) each Issuer Free Writing Prospectus and (D) any document incorporated by reference in any Preliminary Prospectus or the Prospectus; and, if the delivery of a Prospectus is required at any time after the date hereof in connection with the offering or sale of the Units or any other securities relating thereto and if at such time any events shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or, if for any other reason it shall be necessary to amend or supplement the Prospectus in order to comply with the Securities Act, to notify the Representatives and, upon their request, to prepare and file an amended or supplemented Prospectus that will correct such statement or omission or effect such compliance and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of such amended or supplemented Prospectus;

(iv)   To file promptly with the Commission any amendment or supplement to the Registration Statement or the Prospectus that may, in the reasonable judgment of the Partnership or the Representatives, be required by the Securities Act or requested by the Commission;

(v)   Prior to filing with the Commission any amendment or supplement to the Registration Statement, the Prospectus, or any document incorporated by reference in the Prospectus, to furnish a copy thereof to the Representatives and counsel for the Underwriters and obtain the consent of the Representatives to the filing, which consent shall not be unreasonably withheld and which shall be provided to the Partnership promptly after having been given notice of the proposed filing; *provided* that the foregoing provision shall not apply if such filing is, in the judgment of counsel to the Partnership Parties, required by law;

(vi)   Not to make any offer relating to the Units that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Representatives;

(vii)   To retain in accordance with the Rules and Regulations all Issuer Free Writing Prospectuses not required to be filed pursuant to the Rules and Regulations; and if at any time after the date hereof any events shall have occurred as a result of which any Issuer Free Writing Prospectus, as then amended or supplemented, would conflict with the information in the Registration Statement, the most recent Preliminary Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or, if for any other reason it shall be necessary to amend or supplement any Issuer Free Writing Prospectus, to notify the Representatives and, upon their request, to prepare and file an amended or supplemented Issuer Free Writing Prospectus that will correct such conflict, statement or omission or effect such compliance and furnish without charge to each Underwriter as many copies as the Representatives may from time to time reasonably request of such amended or supplemented Issuer Free Writing Prospectus;

(viii)   As soon as practicable after the Effective Date (it being understood that the Partnership shall have until 410, or, if the fourth quarter following the fiscal quarter that includes the Effective Date is the last fiscal quarter of the Partnership's fiscal year, 455, days after the end of the Partnership's current fiscal quarter), to make generally available to the Partnership's security holders and to deliver to the Representatives an earnings statement of the Partnership and its subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations (including, at the option of the Partnership, Rule 158);

(ix)   For a period of two years following the Effective Date, to furnish or to make available via the Commission's Electronic Data, Gathering, Analysis, and Retrieval (EDGAR) System to the Representatives copies of (i) all materials furnished by the Partnership to its unitholders (excluding any periodic income tax reporting materials), (ii) all public reports and (iii) all reports and financial statements furnished by the Partnership to (A) the principal national securities exchange or automated quotation system upon which the Units may be listed pursuant to the requirements of or agreements with such exchange or system and/or (B) the Commission pursuant to the Exchange Act or any rule or regulation of the Commission thereunder;

(x)   Promptly from time to time to take such action as the Representatives may reasonably request to qualify the Units for offering and sale under the securities laws of such jurisdictions as the Representatives may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Units; *provided* that in connection therewith the Partnership shall not be required to (A) qualify as a foreign limited partnership in any jurisdiction in which it would not otherwise be required to so qualify, (B) file a general consent to service of process in any such jurisdiction or (C) subject itself to taxation in any jurisdiction in which it would not otherwise be subject;

(xi)   For a period commencing on the date hereof and ending on the 90th day after the date of the Prospectus (the "**Lock-Up Period**"), not to take any of the following actions, directly or indirectly, without the prior written consent of Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Securities LLC on behalf of the Underwriters: (A) offer for sale, sell, pledge, transfer or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any individual or entity at any time in the future of) any Common Units or securities convertible into or exchangeable or exercisable for Common Units (other than the Units and Common Units issued pursuant to employee benefit plans, qualified unit option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights); (B) sell or grant any options, rights or warrants with respect to any Common Units or securities convertible into or exchangeable or exercisable for Common Units (other than the grant of options pursuant to option plans existing on the date hereof); (C) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of any Common Units, whether any such transaction described in clause (A), (B) or (C) above is to be settled by delivery of Common Units or other securities, in cash or otherwise; (D) file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Common Units, any securities convertible into or exchangeable or exercisable for Common Units, or any other securities of the Partnership (other than any registration statement on Form S-8 or Form S-3 and, if applicable, the registration of $250,000,000 principal amount of senior notes of Boardwalk Pipelines, LP and the guarantee thereof by the Partnership); or (E) publicly disclose the intention to do any of the foregoing; and to cause each officer, director and/or securityholder of the Partnership Parties set forth on Schedule 3 attached hereto to furnish to the Representatives, prior to the Initial Delivery Date, a letter or letters, substantially in the form of Exhibit A hereto (the "**Lock-Up Agreements**");

Notwithstanding the foregoing paragraph, if (X) during the last 17 days of the Lock-Up Period, the Partnership issues an earnings release or material news or a material event relating to the Partnership Parties occurs or (Y) prior to the expiration of the Lock-Up Period, the Partnership announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed in the foregoing paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the announcement of the material news or the occurrence of the material event, unless Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Securities LLC, on behalf of the Underwriters, waive such extension in writing; and

(xii)   To apply the net proceeds from the sale of the Units being sold by the Partnership as set forth in the Prospectus.

(b)   Each Underwriter severally agrees that such Underwriter shall not include any "issuer information" (as defined in Rule 433 of the Rules and Regulations) in any "free writing prospectus" (as defined in Rule 405 of the Rules and Regulations) used or referred to by such Underwriter without the prior consent of the Partnership (any such issuer information with respect to the use of which the Partnership has given its consent, "**Permitted Issuer Information**"); *provided* that (i) no such consent shall be required with respect to any such issuer information contained in any document filed by the Partnership Parties with the Commission prior to the use of such free writing prospectus and (ii) "issuer information," as used in this Section 5(b), shall not be deemed to include information prepared by or on behalf of such Underwriter on the basis of or derived from issuer information.

6.   *Expenses*.   The Partnership Parties agree, whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, to pay all costs, expenses, fees and taxes incident to and in connection with (a) the authorization, issuance, sale and delivery of the Units, any stamp duties or other taxes payable in that connection and the preparation and printing of certificates for the Units; (b) the preparation, printing and filing under the Securities Act of the Registration Statement (including any exhibits thereto), any Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto; (c) the distribution of the Registration Statement (including any exhibits

thereto), any Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto, and any document incorporated by reference in any of the foregoing, all as provided in this Agreement; (d) the production and distribution of this Agreement, any supplemental agreement among Underwriters, and any other related documents in connection with the offering, purchase, sale and delivery of the Units; (e) any required review by the National Association of Securities Dealers, Inc. (the "**NASD**") of the terms of sale of the Units (including related fees and expenses of counsel to the Underwriters); (f) the listing of the Units on the NYSE; (g) the qualification of the Units under the securities laws of the several jurisdictions as provided in Section 5(a)(ix) hereof and the preparation, printing and distribution of a "blue sky memorandum" (including related fees and expenses of counsel to the Underwriters); (h) the investor presentations on any "road show" undertaken in connection with the marketing of the Units, including, without limitation, expenses associated with (i) the preparation or production of road show slides and graphics or any electronic road show, (ii) the engagement, with the approval of the Partnership, of any consultants in connection with any road show, (iii) travel and lodging expenses of the representatives and officers of the Partnership Parties and (iv) the cost of any aircraft chartered in connection with the road show; and (i) the performance of the obligations of the Partnership Parties under this Agreement; *provided* that, except as provided in this Section 6 and in Sections 8 and 11 hereof, the Underwriters shall pay their own costs and expenses, including the costs and expenses of their counsel, and the expenses of advertising any offering of the Units made by the Underwriters.

7.   *Conditions of Underwriters' Obligations.*   The respective obligations of the Underwriters hereunder are subject to the accuracy, when made and on each Delivery Date, of the representations and warranties of the Partnership Parties contained herein, to the performance by the Partnership Parties of their respective obligations hereunder, and to each of the following additional terms and conditions:

(a)   The Prospectus shall have been timely filed with the Commission in accordance with Section 5(a)(i) hereof; the Partnership shall have complied with all filing requirements applicable to any Issuer Free Writing Prospectus used or referred to after the date hereof; no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus shall have been issued and no proceeding for such purpose shall have been initiated or threatened by the Commission; and any request of the Commission for inclusion of additional information in the Registration Statement or the Prospectus or otherwise shall have been complied with.

(b)   No Underwriter shall have discovered and disclosed to the Partnership on or prior to such Delivery Date that the Registration Statement, the Prospectus or the Pricing Disclosure Package, or any amendment or supplement thereto, contains an untrue statement of a fact that, in the reasonable opinion of Andrews Kurth LLP, counsel for the Underwriters, is material or omits to state a fact that, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading (in the case of the Prospectus or the Pricing Disclosure Package, in the light of the circumstances under which such statements were made), except that in the case of the Pricing Disclosure Package, the price and number of the Units will be included on the cover page of the Prospectus.

(c)   All corporate, partnership and limited liability company proceedings and other legal matters incident to the authorization, form and validity of this Agreement, the Units, the Registration Statement, the Prospectus and any Issuer Free Writing Prospectus, and all other legal matters relating to this Agreement and the transactions contemplated hereby, shall be reasonably satisfactory in all material respects to counsel for the Underwriters, and the Partnership Parties shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(d)   Vinson & Elkins L.L.P. shall have furnished to the Representatives its written opinion, as counsel to the Partnership Parties, addressed to the Underwriters and dated such Delivery Date, in form and substance reasonably satisfactory to the Representatives, with respect to the matters set forth in Exhibit B to this Agreement.

(e)   Michael E. McMahon shall have furnished to the Representatives his written opinion, as counsel to the Partnership, addressed to the Underwriters and dated such Delivery Date, in form and substance reasonably satisfactory to the Representatives, with respect to the matters set forth in Exhibit C to this Agreement.

(f)   Andrews Kurth LLP shall have furnished to the Representatives its written opinion or opinions, as counsel for the Underwriters, addressed to the Underwriters and dated such Delivery Date, with respect to the issuance and sale of the Units, the Registration Statement, the Prospectus, the Pricing Disclosure Package and such other related matters as the Representatives may reasonably require, and the Partnership Parties shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(g)   At the time of execution of this Agreement, the Representatives shall have received from Deloitte & Touche LLP a letter (the "**initial letter**"), in form and substance satisfactory to the Representatives, addressed to the Underwriters and dated the date hereof (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission and (ii) stating, as of the date hereof (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the most recent Preliminary Prospectus, as of a date not more than three days prior to the date hereof), the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with registered public offerings.

(h)   The Representatives shall have received from Deloitte & Touche LLP a letter (the "**bring-down letter**"), in form and substance satisfactory to the Representatives, addressed to the Underwriters and dated such Delivery Date (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of the date of the bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus, as of a date not more than three days prior to the date of the bring-down letter), the conclusions and findings of such firm with respect to the financial information and other matters covered by the initial letter and (iii) confirming in all material respects the conclusions and findings set forth in the initial letter.

(i)   BGL shall have furnished to the Representatives a certificate, dated such Delivery Date, of its Chairman of the Board, either of its Presidents or any of its Vice Presidents and its Chief Financial Officer stating that:

(i)   The representations, warranties and agreements of the Partnership Parties in Section 1 hereof are true and correct on and as of such Delivery Date, and the Partnership Parties have complied with all their agreements contained herein and satisfied all the conditions on their part to be performed or satisfied hereunder at or prior to such Delivery Date;

(ii)   No stop order suspending the effectiveness of the Registration Statement has been issued; and no proceedings for that purpose have been instituted or, to the knowledge of such officers, threatened; and

(iii)   They have carefully examined the Registration Statement, the Prospectus and the Pricing Disclosure Package and, in their opinion, (A) (1) the Registration Statement, as of the Effective Date, (2) the Prospectus, as of its date and on the applicable Delivery Date, and (3) the Pricing Disclosure Package, as of the Applicable Time, did not and do not contain any untrue statement of a material fact and did not and do not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the Registration Statement) or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in the case of the Pricing Disclosure Package and the Prospectus), except that in the case of the Pricing Disclosure Package, the price and number of the Units are included on the cover page of the Prospectus, and (B) since the Effective Date, no event has occurred that should have been set forth in a supplement or amendment to the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus that has not been so set forth.

(j)   Since the date of the latest audited financial statements included in or incorporated by reference into the most recent Preliminary Prospectus, (i) no Partnership Party shall have sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, any labor dispute or any court or governmental action, order or decree, (ii) no Partnership Party shall have become a party to or the subject of any litigation or court or government action, investigation, order or decree that is adverse to any Partnership Party and (iii) there shall not have been any adverse change in the partners' capital, members' equity or short- or long-term debt of any Partnership Party (other than, if applicable, the offering of $250,000,000 principal amount of senior notes of Boardwalk Pipelines, LP and the guarantee thereof by the

Partnership) or any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), results of operations, securityholders' equity, properties, management, business or prospects of any Partnership Party, the effect of which in any such case is, in the judgment of the Representatives, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Units being delivered on such Delivery Date on the terms and in the manner contemplated herein and in the Prospectus.

(k)   Subsequent to the execution and delivery of this Agreement (i) no downgrading shall have occurred in the rating accorded the debt securities of any Partnership Party by any "nationally recognized statistical rating organization" (as that term is defined by the Commission for purposes of Rule 436(g)(2) of the Rules and Regulations) and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any debt securities of any Partnership Party; *provided, however*, that this paragraph (k) shall not apply to any downgrade of not more than one ratings notch or level contemplated by an existing notice of surveillance or review.

(l)   Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the NYSE or the American Stock Exchange or in the over-the-counter market, or trading in any securities of any Partnership Party on any exchange or in the over-the-counter market, shall have been suspended or materially limited, the settlement of such trading generally shall have been materially disrupted or minimum prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by federal or state authorities, (iii) the United States shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States or there shall have been a declaration of a national emergency or war by the United States or (iv) a material adverse change in general economic, political or financial conditions, including, without limitation, as a result of terrorist activities or any other calamity or crisis after the date hereof, or the effect of international conditions on the financial markets in the United States, that would make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the public offering or delivery of the Units being delivered on such Delivery Date on the terms and in the manner contemplated herein and in the Prospectus.

(m)   The NYSE shall have approved the Units for listing, subject only to official notice of issuance.

(n)   The Lock-Up Agreements between the Representatives and the securityholders, officers and directors of the Partnership Parties listed on Schedule 3 attached hereto, delivered to the Representatives on or before the date of this Agreement, shall be in full force and effect on such Delivery Date.

(o)   The Representatives shall have received from the Partnership Parties such additional documents and certificates as the Representatives or counsel for the Underwriters may reasonably request.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

8.   *Indemnification and Contribution.*

(a)   The Partnership Parties, jointly and severally, shall indemnify and hold harmless each Underwriter, its directors, officers and employees and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof (including, but not limited to, any loss, claim, damage, liability or action relating to purchases and sales of Units) to which that Underwriter, director, officer, employee or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in (A) any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus, or in any amendment or supplement thereto, (B) any Permitted Issuer Information used or referred to in any "free writing prospectus" (as defined in Rule 405 of the Rules and Regulations) used or referred to by any Underwriter, (C) any "road show" (as defined in Rule 433 of the Rules and Regulations) not constituting an Issuer Free Writing Prospectus (a "**Non-Prospectus Road Show**") or (D) any "blue sky" application or other document prepared or executed by the Partnership (or based upon any written information furnished by the Partnership for use therein) specifically for the purpose of qualifying any or all of the Units under the securities laws of any state or other jurisdiction (any such application, document or information being hereinafter called a "**Blue Sky Application**"), (ii) the omission or alleged omission to state in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto, or in any Permitted Issuer Information, any Non-Prospectus Road Show or any Blue Sky Application, any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the Registration Statement) or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in the case of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus) or (iii) any act or failure to act or any alleged act or failure to act by any Underwriter in connection with, or relating in any manner to, the Units or the offering contemplated hereby, and that is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon matters covered by clause (i) or (ii) above (*provided* that the Partnership Parties shall not be liable under this clause (iii) to the extent that it is determined in a final judgment by a court of competent jurisdiction that such loss, claim, damage, liability or action resulted directly from any such acts or failures to act undertaken or omitted to be taken by such Underwriter through its gross negligence or willful misconduct), and shall reimburse each such Underwriter and each such director, officer, employee or controlling person promptly upon demand for any legal or other expenses reasonably incurred by such Underwriter, director, officer, employee or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred; *provided*, *however*, that the Partnership Parties shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any such amendment or supplement thereto, or in any Permitted Issuer Information, any Non-Prospectus Road Show or any Blue Sky Application, in reliance upon and in conformity with written information concerning such Underwriter furnished to the Partnership through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information consists solely of the information specified in Section 8(e) hereof. The foregoing indemnity agreement is in addition to any liability which the Partnership Parties may otherwise have to any Underwriter or to any director, officer, employee or controlling person of such Underwriter.

(b) Each Underwriter, severally and not jointly, shall indemnify and hold harmless each Partnership Party, its directors, officers, managers who are natural persons and employees and each person, if any, who controls such Partnership Party within the meaning of Section 15 of the Securities Act from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which such Partnership Party or any such director, officer, employee, manager who is a natural person or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto, or in any Non-Prospectus Road Show or Blue Sky Application, or (ii) the omission or alleged omission to state in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto, or in any Non-Prospectus Road Show or Blue Sky Application, any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus, in the light of the circumstances under which any such statements were made), but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information concerning such Underwriter furnished to the Partnership through the Representatives by or on behalf of that Underwriter specifically for inclusion therein, which information is limited to the information set forth in Section 8(e) hereof. The foregoing indemnity agreement is in addition to any liability that any Underwriter may otherwise have to any Partnership Party or any director, officer, employee, manager who is a natural person or controlling person of such Partnership Party.

(c) Promptly after receipt by an indemnified party under this Section 8 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the claim or the commencement of that action; *provided*, *however*, that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under this Section 8, except to the extent it has been materially prejudiced by such failure; and *provided*, *further*, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 8. If any such claim or action shall be brought against an indemnified party, and the indemnified party shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes to assume, jointly with any other similarly notified indemnifying party, the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of the indemnifying party's election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 8 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; *provided*, *however*, that the Representatives shall have the right to employ counsel to represent jointly the Representatives and those other Underwriters and their respective directors, officers, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Underwriters against the Partnership Parties under this Section 8 if (i) the Partnership Parties and the Underwriters shall have so mutually agreed; (ii) the Partnership Parties have failed within a reasonable time to retain counsel reasonably satisfactory to the Underwriters; (iii) the Underwriters and their respective directors, officers, employees and controlling persons shall have reasonably concluded that there may be legal defenses available to them that are different from or in addition to those available to the Partnership Parties; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Underwriters or their respective directors, officers, employees or controlling persons, on the one hand, and the Partnership Parties or their respective directors, officer, employees, managers who are natural persons or controlling persons, on the other hand, and representation of both sets of parties by the same counsel would be inappropriate due to actual or potential differing interests between them, and in any such event the fees and expenses of such separate counsel shall be paid by the Partnership Parties. No indemnifying party shall (X) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld) settle, or compromise or consent to the entry of any judgment with respect to, any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and does not include any findings of fact or admissions of fault or culpability as to the indemnified party or (Y) be liable for any settlement of any such claim, action, suit or proceedings effected without its written consent (which consent shall not be unreasonably withheld), but if settled with the consent of the indemnifying party or if there be a final judgment for the plaintiff in any such claim, action, suit or proceeding, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

(d)   If the indemnification provided for in this <u>Section 8</u> shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under <u>Section 8(a)</u> or <u>8(b)</u> hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Partnership Parties, on the one hand, and the Underwriters, on the other, from the offering of the Units or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Partnership Parties, on the one hand, and the Underwriters, on the other, with respect to the statements or omissions that resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Partnership Parties, on the one hand, and the Underwriters, on the other, with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Units purchased under this Agreement (before deducting expenses) received by the Partnership, as set forth in the table on the cover page of the Prospectus, on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the Units purchased under this Agreement, as set forth in the table on the cover page of the Prospectus, on the other hand, bear to the total gross proceeds from the offering of the Units purchased under this Agreement. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Partnership Parties or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Partnership Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this <u>Section 8(d)</u> were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this <u>Section 8(d)</u> shall be deemed to include, for purposes of this <u>Section 8(d)</u>, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, defending or preparing to defend any such action or claim. Notwithstanding the provisions of this <u>Section 8(d)</u>, no Underwriter shall be required to contribute any amount in excess of the amount by which the net proceeds from the sale of the Units underwritten by it exceeds the amount of any damages that such Underwriter has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute as provided in this <u>Section 8(d)</u> are several in proportion to their respective underwriting obligations and not joint.

(e)   The Underwriters severally confirm and the Partnership Parties acknowledge and agree that the table of Underwriters on page 86, the second full paragraph under the heading "Commissions and Expenses" on page 86, the first sentence under the heading "Stabilization, Short Positions and Penalty Bids" on page 87, and the sentence regarding pre-pricing stabilization transactions under the heading "Stabilization, Short Positions and Penalty Bids" on page 87, in each case appearing under the caption "Underwriting" in the most recent Preliminary Prospectus (except the sentence regarding pre-pricing stabilization transactions) and the Prospectus, are correct and constitute the only information concerning such Underwriters furnished in writing to the Partnership by or on behalf of the Underwriters specifically for inclusion in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Non-Prospectus Road Show.

9.   *Defaulting Underwriters*. If, on any Delivery Date, any Underwriter defaults in the performance of its obligations under this Agreement, the remaining non-defaulting Underwriter(s) shall be obligated to purchase the Units that the defaulting Underwriter(s) agreed but failed to purchase on such Delivery Date in the respective proportions which the number of Firm Units set forth opposite the name of each remaining non-defaulting Underwriter in Schedule 1 attached hereto bears to the total number of Firm Units set forth opposite the names of all the remaining non-defaulting Underwriters in Schedule 1 attached hereto; *provided*, *however*, that the remaining non-defaulting Underwriter(s) shall not be obligated to purchase any of the Units on such Delivery Date if the total number of Units that the defaulting Underwriter(s) agreed but failed to purchase on such Delivery Date exceeds 9.09% of the total number of Units to be purchased on such Delivery Date, and any remaining non-defaulting Underwriter shall not be obligated to purchase more than 110% of the number of Units that it agreed to purchase on such Delivery Date pursuant to the terms of Section 2 hereof. If the foregoing maximums are exceeded, the remaining non-defaulting Underwriter(s), or those other underwriters satisfactory to the Representatives who so agree, shall have the right, but shall not be obligated, to purchase, in such proportion as may be agreed upon among them, all the Units to be purchased on such Delivery Date. If the remaining non-defaulting Underwriter(s) or other underwriters satisfactory to the Representatives do not elect to purchase the Units that the defaulting Underwriter(s) agreed but failed to purchase on such Delivery Date, this Agreement (or, with respect to any Option Unit Delivery Date, the obligation of the Underwriters to purchase, and of the Partnership to sell, the Option Units) shall terminate without liability on the part of any non-defaulting Underwriter or the Partnership Parties, except that the Partnership Parties will continue to be liable for the payment of expenses to the extent set forth in Sections 6 and 11 hereof. As used in this Agreement, the term "**Underwriter**" includes, for all purposes of this Agreement unless the context requires otherwise, any party not listed in Schedule 1 attached hereto that, pursuant to this Section 9, purchases Units that a defaulting Underwriter agreed but failed to purchase.

Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to any Partnership Party for damages caused by its default. If other Underwriters are obligated or agree to purchase the Units of a defaulting or withdrawing Underwriter, either the Representatives or the Partnership may postpone the Delivery Date for up to seven full business days in order to effect any changes that in the opinion of counsel for the Partnership Parties or counsel for the Underwriters may be necessary in the Registration Statement, the Prospectus or in any other document or arrangement.

10.	*Termination*. The obligations of the Underwriters hereunder may be terminated by the Representatives by notice given to and received by the Partnership prior to delivery of and payment for the Firm Units if, prior to that time, any of the events described in Sections 7(j), 7(k) and 7(l) hereof shall have occurred or if the Underwriters shall decline to purchase the Units for any reason permitted under this Agreement.

11.	*Reimbursement of Underwriters' Expenses*. If the sale of the Units provided for herein is not consummated because any condition of the Underwriters' obligations set forth in Section 7 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of any Partnership Party to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Partnership Parties will reimburse the Underwriters severally through the Representatives on demand for all reasonable out-of-pocket expenses (including fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Units.

12.	*Research Analyst Independence*. The Partnership Parties acknowledge that (a) the Underwriters' research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies and (b) such Underwriters' research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Partnership, the value of the Common Units and/or the offering that differ from the views of their respective investment banking divisions. The Partnership Parties hereby waive and release, to the fullest extent permitted by law, any claims that the Partnership Parties may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to Loews, BPHC or the Partnership Parties by such Underwriters' investment banking divisions. The Partnership Parties acknowledge that each of the Underwriters is a full service securities firm and as such, from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that are the subject of the transactions contemplated by this Agreement.

13.	*No Fiduciary Duty*. The Partnership Parties acknowledge and agree that in connection with this offering, sale of the Units or any other services the Underwriters may be deemed to be providing hereunder, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Underwriters: (a) no fiduciary or agency relationship between any Partnership Party, any affiliate of a Partnership Party or any other person, on the one hand, and the Underwriters, on the other, exists; (b) the Underwriters are not acting as advisors, expert or otherwise, to the Partnership Parties or any of their affiliates, including, without limitation, with respect to the determination of the public offering price of the Units, and such relationship between the Partnership Parties or any of their affiliates, on the one hand, and the Underwriters, on the other, is entirely and solely commercial, based on arms-length negotiations; (c) any duties and obligations that the Underwriters may have to the Partnership Parties or their affiliates shall be limited to those duties and obligations specifically stated herein; and (d) the Underwriters and their respective affiliates may have interests that differ from those of the Partnership Parties and their affiliates. Each Partnership Party hereby waives, on its own behalf and on behalf of its affiliates, any claims that the Partnership Parties or any of their affiliates may have against the Underwriters with respect to any breach or alleged breach of fiduciary duty in connection with this offering.

14. *Notices, Etc.* All statements, requests, notices and agreements hereunder shall be in writing, and:

(a) if to the Underwriters, shall be delivered or sent by mail or facsimile transmission to Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, Attention: General Counsel (Fax: (212) 816-7192) and Lehman Brothers Inc., 745 Seventh Avenue, New York, New York 10019, Attention: Syndicate Registration (Fax: (646) 834-8133) and UBS Securities LLC, 299 Park Avenue, New York, New York 10171, Attention: Syndicate Department (Fax: (212) 821-6119), with a copy, in the case of any notice pursuant to Section 8(c) hereof, to the Director of Litigation, Office of the General Counsel, Lehman Brothers Inc., 399 Park Avenue, 10th Floor, New York, New York 10022 (Fax: (212) 520-0421);

(b) if to the Partnership Parties, shall be delivered or sent by mail or facsimile transmission to the address of the Partnership set forth in the Registration Statement, Attention: W. Douglas Field (Fax: (270) 688-5874).

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof. The Partnership shall be entitled to act and rely upon any request, consent, notice or agreement given or made on behalf of the Underwriters by the Representatives.

15. *Persons Entitled to Benefit of Agreement*. This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Partnership Parties and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (a) the representations, warranties, indemnities and agreements of the Partnership Parties contained in this Agreement shall also be deemed to be for the benefit of the directors, officers and employees of the Underwriters and each person or persons, if any, who control any Underwriter within the meaning of Section 15 of the Securities Act and (b) the indemnity agreement of the Underwriters contained in Section 8(b) hereof shall be deemed to be for the benefit of the directors of BGL, the officers of BGL who have signed the Registration Statement and any person controlling BGL within the meaning of Section 15 of the Securities Act. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section 15, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. Notwithstanding anything in this Agreement to the contrary, all liabilities and obligations of the Partnership Parties hereunder shall be non-recourse against Loews Corporation or any limited partner, stockholder, member, officer, manager, director or employee of any of the Partnership Parties who is a natural person. In that connection, neither Loews nor any such limited partner, stockholder, member, officer, manager, director or employee who is a natural person shall be bound by this Agreement, or be obligated by virtue of this Agreement or the obligations of any party created hereunder to (y) provide funds to any of the Partnership Parties, whether by contributions to capital, loans, returns of monies, securities or other property, or (z) assume any liabilities of any of the Partnership

Parties. For the avoidance of doubt, nothing in this Section 15 shall preclude recourse, to the extent permitted by applicable law, against any such limited partner, stockholder, member, officer, manager, director or employee of any of the Partnership Parties who is a natural person in the event of fraud, gross negligence or willful misconduct.

16.   *Survival*. The respective indemnities, representations, warranties and agreements of the Partnership Parties and the Underwriters contained in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall survive the delivery of and payment for the Units and shall remain in full force and effect, regardless of any investigation made by or on behalf of any of them or any person controlling any of them.

17.   *Definition of the Terms "Business Day" and "Subsidiary."* For purposes of this Agreement, (a) "**business day**" means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close and (b) "**subsidiary**" has the meaning set forth in Rule 405 of the Rules and Regulations.

18.   *Governing Law*. **This Agreement shall be governed by and construed in accordance with the laws of the State of New York.**

19.   *Counterparts*. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument.

20.   *Headings*. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

[*Remainder of page intentionally left blank.*]

If the foregoing correctly sets forth the agreement among the Partnership Parties and the Underwriters, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

BOARDWALK GP, LLC

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK GP, LP

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK PIPELINE PARTNERS, LP

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK OPERATING GP, LLC

By: Boardwalk Pipeline Partners, LP, its sole member

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK PIPELINES, LP

By: Boardwalk Operating GP, LLC, its general partner

By: Boardwalk Pipeline Partners, LP, its sole member

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

TEXAS GAS TRANSMISSION, LLC

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

GS PIPELINE COMPANY, LLC

By /s/ Rolf A. Gafvert
Name: Rolf A. Gafvert
Title: President

GULF SOUTH PIPELINE COMPANY, LP

By: GS Pipeline Company, LLC, its general partner

By: /s/ Rolf A. Gafvert
Name: Rolf A. Gafvert
Title: President

Accepted:

CITIGROUP GLOBAL MARKETS INC.
LEHMAN BROTHERS INC.
UBS SECURITIES LLC

For themselves and as Representatives
of the several Underwriters named
in <u>Schedule 1</u> attached hereto

By: CITIGROUP GLOBAL MARKETS INC.

By: /s/
         Authorized Representative

By: LEHMAN BROTHERS INC.

By: /s/
         Authorized Representative

By: UBS SECURITIES LLC

By: /s/
         Authorized Representative

By: /s/
         Authorized Representative

SCHEDULE 1

Underwriters	Number of Firm Units
Citigroup Global Markets Inc.	1,500,000
Lehman Brothers Inc.	1,500,000
UBS Securities LLC	930,000
Morgan Stanley & Co. Incorporated	600,000
Wachovia Capital Markets LLC	600,000
A.G. Edwards & Sons, Inc.	510,000
Raymond James & Associates, Inc.	360,000
Total	6,000,000

SCHEDULE 2

JURISDICTIONS OF QUALIFICATION

Name of Entity	Jurisdiction of Formation	Jurisdictions of Qualification
Boardwalk GP, LLC	Delaware	Kentucky
Boardwalk GP, LP	Delaware	Kentucky
Boardwalk Pipeline Partners, LP	Delaware	Kentucky
Boardwalk Operating GP, LLC	Delaware	Kentucky
Boardwalk Pipelines, LP	Delaware	Kentucky
Texas Gas Transmission, LLC	Delaware	Louisiana, Texas, Arkansas, Mississippi, Tennessee, Kentucky, Indiana, Ohio and Illinois
GS Pipeline Company, LLC	Delaware	Texas, Mississippi and Florida
Gulf South Pipeline Company, LP	Delaware	Texas, Louisiana, Mississippi, Alabama, Florida and Kansas

SCHEDULE 3

PERSONS DELIVERING LOCK-UP AGREEMENTS

Rolf A. Gafvert
H. Dean Jones II
Jamie L. Buskill
Arthur L. Rebell
Thomas E. Hyland
Jonathan E. Nathanson
Mark L. Shapiro
Andrew H. Tisch
William R. Cordes
Boardwalk Pipelines Holding Corp.
Loews Corporation

LOCK-UP LETTER AGREEMENT

CITIGROUP GLOBAL MARKETS INC.
LEHMAN BROTHERS INC.
UBS SECURITIES LLC
As Representatives of the several
  Underwriters

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

and

c/o Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

and

c/o UBS Securities LLC
299 Park Avenue
New York, New York 10171

Ladies and Gentlemen:

The undersigned understands that you and certain other firms (the "**Underwriters**") propose to enter into an Underwriting Agreement (the "**Underwriting Agreement**") providing for the purchase by the Underwriters of common units representing limited partner interests (the "**Common Units**") of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the "**Partnership**"), and that the Underwriters propose to reoffer the Common Units to the public (the "**Offering**").

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that the undersigned will not, for a period of 90 days after the date of the final Prospectus relating to the Offering (the "**Lock-Up Period**"), without the prior written consent of Citigroup Global Markets Inc., Lehman Brothers Inc. and UBS Securities LLC (collectively, the "**Representatives**"), directly or indirectly, (i) offer for sale, sell, pledge, transfer or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any individual or entity at any time in the future of) any Common Units or securities convertible into or exchangeable or exercisable for Common Units (including, without limitation, Common Units that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and Common Units that may be issued upon exercise of any options or warrants), (ii) sell or grant any options, rights or warrants with respect to any Common Units or securities convertible into or exchangeable or exercisable for Common Units, (iii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of any Common Units, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of Common Units or other securities, in cash or otherwise, (iv) make any demand for, exercise any right with respect to or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Common Units, any securities convertible into or exchangeable or exercisable for Common Units, or any other securities of the Partnership (other than any registration statement on Form S-8 or Form S-3 and, if applicable, the registration of $250,000,000 principal amount of senior notes of Boardwalk Pipelines, LP and the guarantee thereof by the Partnership) or (v) publicly disclose the intention to do any of the foregoing. The foregoing sentence shall not apply to *bona fide* gifts, sales or other dispositions of any Common Units that are made exclusively between and among the undersigned or members of the undersigned's family, or affiliates of the undersigned, including its partners (if a partnership) or members (if a limited liability company); *provided* that it shall be a condition to any such transfer that (A) the transferee/donee agrees to be bound by the terms of the lock-up agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto, (B) no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on Form 5, Schedule 13D or Schedule 13G (or 13D/A or 13G/A) made after the expiration of the 90-day period referred to above), (C) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended, and the Exchange Act) to make, and shall agree to not voluntarily make, any public announcement of the transfer or disposition, and (D) the undersigned notifies Lehman Brothers Inc. at least two business days prior to the proposed transfer or disposition.

Notwithstanding the foregoing, if (i) during the last 17 days of the Lock-Up Period, the Partnership issues an earnings release or material news or a material event relating to the Partnership Parties (as defined in the Underwriting Agreement) occurs or (ii) prior to the expiration of the Lock-Up Period, the Partnership announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the announcement of the material news or the occurrence of the material event, unless Citigroup Global Markets Inc., Lehman Brothers Inc. and UBS Securities LLC waive such extension in writing. The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Letter Agreement during the period from the date of this Lock-Up Letter Agreement to and including the 34th day following the expiration of the Lock-Up Period, the undersigned will give notice thereof to the Partnership and will not consummate such transaction or take any such action unless it has received written confirmation from the Partnership that the Lock-Up Period (as such may have been extended pursuant to this paragraph) has expired.

In furtherance of the foregoing, the Partnership and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Partnership notifies the Underwriters that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof that survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Units, the undersigned will be released from the undersigned's obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Partnership and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Partnership and the Underwriters.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:_____
Name:_____
Title:_____

Dated: _____

FORM OF OPINION OF ISSUER'S COUNSEL

(a)   Each of the General Partner, the Partnership, the Operating Partnership and Gulf South has been duly formed and is validly existing and in good standing as a limited partnership under the Delaware LP Act, has the full partnership power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and is in good standing as a foreign limited partnership in each jurisdiction listed opposite its name in Schedule 1 hereto;

(c)   Each of BGL, Operating GP, Texas Gas and Gulf South GP has been duly formed and is validly existing and in good standing as a limited liability company under the Delaware LLC Act, has the full limited liability company power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction listed opposite its name in Schedule 1 hereto;

(d)   BPHC owns a 100% limited liability company interest in BGL; such limited liability company interest has been duly and validly authorized and issued in accordance with the BGL LLC Agreement and is fully paid (to the extent required under the BGL LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and BPHC owns such limited liability company interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the BGL LLC Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LLC Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming BPHC as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LLC Act or the BGL LLC Agreement;

(e)   BGL is the sole general partner of the General Partner, with a 0.01% general partner interest in the General Partner; such general partner interest has been duly and validly authorized and issued in accordance with the GP Partnership Agreement; and BGL owns such general partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the GP Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming BGL as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the GP Partnership Agreement. BPHC is the sole limited partner of the General Partner, with a 99.99% limited partner interest in the General Partner; such limited partner interest has been duly and validly authorized and issued in accordance with the GP Partnership Agreement and is fully paid (to the extent required under the GP Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware

LP Act); and BPHC owns such limited partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the GP Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming BPHC as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the GP Partnership Agreement;

(f)   The General Partner is the sole general partner of the Partnership, with a 2.0% general partner interest in the Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the Partnership Agreement; and the General Partner owns such general partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the General Partner as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Partnership Agreement. The General Partner owns all of the Incentive Distribution Rights (as defined in the Partnership Agreement); all of such Incentive Distribution Rights have been duly and validly authorized and issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in the most recent Preliminary Prospectus under the caption "The Partnership Agreement—Limited Liability"); and the General Partner owns all of such Incentive Distribution Rights free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the General Partner as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Partnership Agreement;

(g)   BPHC owns 33,093,878 Subordinated Units and 53,256,122 Common Units; all of such Sponsor Units have been duly and validly authorized and issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters (i) described in the most recent Preliminary Prospectus under the caption "The Partnership Agreement—Limited Liability" and (ii) Sections 17-303, 17-607 and 17-804 of the Delaware LP Act); and BPHC owns all of such Sponsor Units free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming BPHC as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Partnership Agreement;

(h)   The Units to be issued and sold by the Partnership to the Underwriters have been duly authorized in accordance with the Partnership Agreement and, when issued and delivered against payment therefor pursuant to the Underwriting Agreement, will be validly issued in accordance with the Partnership Agreement, fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters (i) described in the most recent Preliminary Prospectus under the caption "The Partnership Agreement—Limited Liability" and (ii) Sections 17-303, 17-607 and 17-804 of the Delaware LP Act); the Units, when issued and delivered against payment therefor pursuant to the Underwriting Agreement, will conform to the descriptions thereof contained in each of the most recent Preliminary Prospectus and the Prospectus; and other than the Sponsor Units owned by BPHC and 15,000,000 publicly-held Common Units, the Units to be issued and sold by the Partnership to the Underwriters will be the only limited partner interests in the Partnership issued and outstanding as of the date hereof;

(i)   The Partnership owns a 100% limited liability company interest in Operating GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the Operating GP LLC Agreement and is fully paid (to the extent required under the Operating GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Partnership owns such limited liability company interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Operating GP LLC Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LLC Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LLC Act or the Operating GP LLC Agreement;

(j)   Operating GP is the sole general partner of the Operating Partnership, with a 0.001% general partner interest in the Operating Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the Operating Partnership Agreement; and Operating GP owns such general partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Operating Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming Operating GP as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (B) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Operating Partnership Agreement. The Partnership is the sole limited partner of the Operating Partnership, with a 99.999% limited partner interest in the Operating Partnership; such limited partner interest has been duly and validly authorized and issued in accordance with the Operating Partnership Agreement and is fully paid (to the extent required under the Operating Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the

Delaware LP Act); and the Partnership owns such limited partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Operating Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (B) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Operating Partnership Agreement;

(k)   The Operating Partnership owns a 100% limited liability company interest in Texas Gas; such limited liability company interest has been duly and validly authorized and issued in accordance with the Texas Gas LLC Agreement and is fully paid (to the extent required under the Texas Gas LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Texas Gas LLC Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LLC Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Operating Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LLC Act or the Texas Gas LLC Agreement;

(l)   The Operating Partnership owns a 100% limited liability company interest in Gulf South GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the Gulf South GP LLC Agreement and is fully paid (to the extent required under the Gulf South GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Gulf South GP LLC Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LLC Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Operating Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LLC Act or the Gulf South GP LLC Agreement;

(m)   Gulf South GP is the sole general partner of Gulf South, with a 1.0% general partner interest in Gulf South; such general partner interest has been duly and validly authorized and issued in accordance with the Gulf South Partnership Agreement; and Gulf South GP owns such general partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Gulf South Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming Gulf South GP as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (B) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Gulf South Partnership Agreement. The Operating Partnership is the sole limited partner of Gulf South, with a 99.0% limited partner interest in Gulf South; such limited partner interest has been duly and validly authorized and issued in accordance with the Gulf South Partnership Agreement and is fully paid (to the extent required under the Gulf South Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act); and the Operating Partnership owns such limited partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Gulf South Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Operating Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (B) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Gulf South Partnership Agreement;

(n)   Except as described in the most recent Preliminary Prospectus or provided for in the Partnership Agreement, there are no preemptive rights or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any limited partner interests in the Partnership pursuant to federal or Delaware law or any agreement or instrument known to such counsel to which any of the Partnership Parties is a party or by which any one of them may be bound. Except as described in the most recent Preliminary Prospectus or in the applicable Organization Documents, there are no preemptive rights or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, (i) any limited partner interests in the General Partner, the Operating Partnership or Gulf South or (ii) any membership interests in BGL, Operating GP, Texas Gas or Gulf South GP, in each case pursuant to federal or Delaware law, the Organization Documents or any other agreement or instrument known to such counsel to which any of such entities is a party or by which any one of them may be bound. Except as described in the most recent Preliminary Prospectus, to the best of such counsel's knowledge, there are no outstanding options or warrants to purchase (A) any Common Units, Subordinated Units or other interests in the Partnership or (B) any interests in BGL, the General Partner, or the Subsidiaries;

(o)   Except as described in the most recent Preliminary Prospectus, to the best of such counsel's knowledge, there are no contracts, agreements or understandings between any BPHC Entity and any person granting such person the right to require any Partnership Party to file a registration statement under the Securities Act with respect to any securities of the Partnership Parties owned or to be owned by such person, or to require any Partnership Party to include such securities in any securities registered or to be registered pursuant to any registration statement filed by or required to be filed by any Partnership Party under the Securities Act.

(p)   The Underwriting Agreement has been duly and validly authorized, executed and delivered by the Partnership Parties;

(q)   Each of the Organization Documents has been duly and validly authorized, executed and delivered by each BPHC Entity party thereto. Each Organization Document constitutes a valid and binding obligation of the BPHC Entities party thereto, enforceable against each such BPHC Entity in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), (ii) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing and (iii) in the case of the enforceability of equitable rights and remedies provided for in such agreements, equitable defenses and judicial discretion;

(r)   None of the offering, issuance and sale by the Partnership of the Units, the execution, delivery and performance of the Underwriting Agreement by the Partnership Parties, or the consummation of the transactions contemplated thereby (i) constitutes or will constitute a violation of the Organization Documents, (ii) constitutes or will constitute a breach or violation of or a default under (or an event that, with notice or lapse of time or both, would constitute such a breach or violation of or default under), any agreement filed as an exhibit to the Registration Statement or as an exhibit to the Partnership's or the Operating Partnership's Form 10-K for the fiscal year ended December 31, 2005 or any subsequent reports filed under the Exchange Act by either of the Partnership or the Operating Partnership or (iii) violates or will violate any applicable law of the United States of America, the Delaware LP Act or the Delaware LLC Act, excluding in the case of clauses (ii) and (iii) any such breaches, violations and defaults that would not have a Material Adverse Effect;

(s)   Except for the registration of the Units under the Securities Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and applicable state securities laws in connection with the purchase and sale of the Units by the Underwriters, no Governmental Approval is required for the execution, delivery and performance of the Underwriting Agreement by the Partnership Parties, the consummation of the transactions contemplated thereby and the application of the proceeds from the sale of the Units as described under the caption "Use of Proceeds" in each of the most recent Preliminary Prospectus and the Prospectus, except for such Governmental Approvals (i) as have been obtained or made or (ii) would not have a Material Adverse Effect if not obtained or made;

(t)   The Registration Statement, including any Rule 462(b) Registration Statement, was declared effective under the Securities Act as of [date and time], the Prospectus was filed with the Commission pursuant to subparagraph [___] of Rule 424(b) of the Rules and Regulations on November [   ], 2006, no stop order suspending the effectiveness of the Registration Statement has been issued and, to the best of such counsel's knowledge, no proceeding for that purpose is pending or threatened by the Commission;

(v)   Each of (i) the Registration Statement, on the Effective Date, and (ii) the Prospectus, as of its date and [the date hereof], appear on their face to be appropriately responsive, in all material respects, to the requirements of the Securities Act and the Securities Act Regulations (except that such counsel express no statement or belief as to Regulation S-T), except that such counsel need express no opinion with respect to the financial statements and the notes and financial schedules thereto and other related financial, accounting and statistical data contained therein;

(w)   The statements made in each of the most recent Preliminary Prospectus and the Prospectus under the captions "Risk Factors—Risks Inherent in an Investment in Us," "How We Make Cash Distributions," "Certain Relationships and Related Party Transactions," "Conflicts of Interest and Fiduciary Duties," "Description of the Common Units," "The Partnership Agreement" and "Units Eligible for Future Sale," insofar as they purport to summarize certain provisions of documents referred to therein or refer to statements of law or legal conclusions, fairly summarize the matters referred to therein in all material respects, subject to the qualifications and assumptions therein; and the Units, the Subordinated Units and the Incentive Distribution Rights conform in all material respects to the descriptions thereof contained in the Prospectus under the captions "Summary—Management and Ownership," "Summary—Summary of Conflicts of Interest and Fiduciary Duties," "Summary—Restrictions on Ownership of Common Units," "Summary—The Offering," "How We Make Cash Distributions," "Conflicts of Interest and Fiduciary Duties," "Description of the Common Units" and "The Partnership Agreement;"

(x)   The opinion of Vinson & Elkins L.L.P. that is filed as Exhibit 8.1 to the Registration Statement is confirmed and the Underwriters may rely upon such opinion as if it were addressed to them; and

(y)   No Partnership Party is, and after giving effect to the application of the net proceeds from the offering as described under the caption "Use of Proceeds" in each of the most recent Preliminary Prospectus and the Prospectus, no Partnership Party will be, an "investment company" as defined in the Investment Company Act.

In rendering such opinion, such counsel may state that its opinion is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York, the Delaware LP Act and the Delaware LLC Act. Such counsel need not express any opinion with respect to the title of any of the Partnership Parties to any of their respective real or personal property or the accuracy of the descriptions or references in the Registration Statement or the Organization Documents to any real or personal property, and need not express any opinion with respect to state or local taxes or tax statutes to which any of the limited partners of the Partnership or any of the Partnership Parties may be subject.

Such counsel has participated in conferences with officers and other representatives of the Partnership Parties, representatives of the independent registered public accounting firm of the Partnership and the Underwriters' representatives, at which the contents of the Registration Statement and the Prospectus and related matters were discussed, and although such counsel did not independently investigate or verify the information set forth in the Registration Statement or the Prospectus, and such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement and the Prospectus (except to the extent specified in paragraph (w) above), based on the foregoing (relying as to factual matters in respect of the determination of materiality to the extent such counsel deems reasonable and appropriate upon the statements of fact made by officers and other representatives of the Partnership Parties), no facts have come to such counsel's attention that have led such counsel to believe that:

(a)   the Registration Statement, as of the Effective Date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(b)   the Prospectus, as of its date and as of such Delivery Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(c)   the most recent Preliminary Prospectus, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,

except that in each case such counsel need express no opinion with respect to the financial statements and notes and schedules thereto or other related financial, accounting and statistical data contained in, incorporated by reference into or omitted from the Registration Statement, the most recent Preliminary Prospectus or the Prospectus, any further amendment or supplement thereto or the exhibits to the Registration Statement.

"applicable law" means mean those laws, rules and regulations that, in such counsel's experience, are normally applicable to transactions of the type contemplated by the Underwriting Agreement, without such counsel's having made any special investigation as to the applicability of any specific law, rule or regulation, and that are not the subject of a specific opinion herein referring expressly to a particular law or laws; *provided, however*, that such references do not include any municipal or other local laws, rules or regulations, or any antifraud, environmental, labor, state securities or blue sky, tax, insurance or antitrust, laws, rules or regulations, the Natural Gas Act, as amended, or the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission, or the rules and regulations of the National Association of Securities Dealers, Inc.

"Governmental Approval" means any consent, approval, license, authorization or validation of, or filing, recording or registration with, any executive, legislative, judicial, administrative or regulatory authority of the State of New York, the State of Delaware or the United States of America, pursuant to (a) applicable laws of the State of New York, (b) applicable laws of the United States of America, (c) the Delaware LP Act or (d) the Delaware LLC Act.

EXHIBIT C

FORM OF OPINION OF IN-HOUSE COUNSEL

(a)   Except as described in the most recent Preliminary Prospectus, there are no legal or governmental proceedings pending to which any Partnership Party is a party or to which any property or asset of any Partnership Party is subject that, if determined adversely to such Partnership Party, could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or an adverse effect on the performance of the Underwriting Agreement or the consummation of the transactions contemplated thereby, and no such proceedings are threatened or contemplated by governmental authorities or others; and to the best of such counsel's knowledge, there are no statutes or pending or threatened legal or governmental proceedings required to be described in the most recent Preliminary Prospectus that are not so described;

(b)   The statements made in (i) each of the most recent Preliminary Prospectus and the Prospectus under the captions "Summary—Restrictions on Ownership of Common Units," and "Risk Factors—Risks Inherent in Our Business—Our natural gas transportation, gathering and storage operations are subject to FERC rate-making policies that could have an adverse impact on our ability to establish rates that would allow us to recover the full cost of operating our pipelines, including a reasonable return, and our ability to make distributions to you," and (ii) the Partnership's annual report on Form 10-K for the year ended December 31, 2005 under the captions "Business—Our Business—Nature of Contracts," "Business—Our Business—Competition," "Business—Our Business—Government Regulation," "Risk Factors—Our natural gas transportation and storage operations are subject to extensive regulation by FERC in addition to FERC rules and regulations related to the rates we can charge for our services," "Risk Factors—We are subject to laws and regulations relating to the environment which may expose us to significant costs, liabilities and loss of revenues. Any changes in such regulations or their application could negatively affect our results of operations," "Risk Factors—Pipeline safety integrity programs and repairs may impose significant costs and liabilities on us," "Risk Factors—We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could adversely affect our financial condition," and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Regulation," insofar as they purport to summarize certain provisions of documents referred to therein or refer to statements of law or legal conclusions, fairly summarize the matters referred to therein in all material respects, subject to the qualifications and assumptions therein;

(c)   None of the offering, issuance and sale by the Partnership of the Units and the application of the proceeds therefrom as described under the caption "Use of Proceeds" in the most recent Preliminary Prospectus and the Prospectus, the execution, delivery and performance of the Underwriting Agreement by the Partnership Parties, or the consummation of the transactions contemplated thereby violates or will violate the Natural Gas Act, as amended, and the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission; and

(d)   To the best of such counsel's knowledge, there are no contracts or other documents that are required to be described in the most recent Preliminary Prospectus and the Prospectus or filed as exhibits to the Registration Statement by the Securities Act or the Rules and Regulations, or that are required to be filed as exhibits to the Registration Statement by the Exchange Act or the rules and regulations promulgated thereunder, that have not been so described in the most recent Preliminary Prospectus and the Prospectus or filed as exhibits to the Registration Statement.

Such counsel has participated in conferences with officers and other representatives of the Partnership Parties, representatives of the independent registered public accounting firm of the Partnership and the Underwriters' representatives, at which the contents of the Registration Statement and the Prospectus and related matters were discussed, and although such counsel did not independently investigate or verify the information set forth in the Registration Statement or the Prospectus, and such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement and the Prospectus (except to the extent specified in paragraphs (b) and (d) above), based on the foregoing (relying as to factual matters in respect of the determination of materiality to the extent such counsel deems reasonable and appropriate upon the statements of fact made by officers and other representatives of the Partnership Parties), no facts have come to such counsel's attention that have led such counsel to believe that:

(a)   the Registration Statement, as of the Effective Date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(b)   the Prospectus, as of its date and as of such Delivery Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(c)   the most recent Preliminary Prospectus, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,

except that in each case such counsel need express no opinion with respect to the financial statements and notes and schedules thereto or other related financial, accounting and statistical data contained in, incorporated by reference into or omitted from the Registration Statement, the most recent Preliminary Prospectus or the Prospectus, any further amendment or supplement thereto or the exhibits to the Registration Statement.

Exhibit 1.2

BOARDWALK PIPELINE PARTNERS, LP
BOARDWALK PIPELINES, LP

(each a Delaware limited partnership)

Senior Notes due 2016

<u>PURCHASE AGREEMENT</u>

Dated: November 16, 2006

BOARDWALK PIPELINE PARTNERS, LP
BOARDWALK PIPELINES, LP

(each a Delaware limited partnership)

$250,000,000

Senior Notes due 2016

PURCHASE AGREEMENT

November 16, 2006

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
        Incorporated
as Representative of the several Underwriters
4 World Financial Center
New York, New York 10080

Ladies and Gentlemen:

Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the "Partnership"), and Boardwalk Pipelines, LP, a Delaware limited partnership (the "Operating Partnership" and, together with the Partnership, the "Issuers"), and the other Partnership Parties (defined below) confirm their respective agreements with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and each of the other Underwriters named in Schedule A hereto (collectively, the "Underwriters," which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Merrill Lynch is acting as representative (in such capacity, the "Representative"), with respect to the issue and sale by the Operating Partnership and the purchase by the Underwriters, acting severally and not jointly, of the respective principal amounts set forth in Schedule A hereto of $250,000,000 aggregate principal amount of the Operating Partnership's Senior Notes due 2016 (the "Notes"). The Operating Partnership's obligations under the Notes and the Indenture (as defined below) will be fully and unconditionally guaranteed (the "Guarantees") by the Partnership on a senior unsecured basis. The Notes and the Guarantees are collectively referred to herein as the "Securities." The Securities are to be issued pursuant to an indenture dated as of November 21, 2006 (the "Indenture") among the Issuers and The Bank of New York, as trustee (the "Trustee"). Capitalized terms used but not defined herein shall have the same meanings given them in the Partnership Agreement (as defined herein) and the Indenture.

Boardwalk GP, LP, a Delaware limited partnership (the "General Partner"), serves as the sole general partner of the Partnership. Boardwalk GP, LLC, a Delaware limited liability company ("BGL"), serves as the sole general partner of the General Partner. Boardwalk Pipelines Holding Corp., a Delaware corporation ("BPHC"), is the sole member of BGL and is the sole limited partner of the General Partner. BPHC is a direct subsidiary of Loews Corporation, a Delaware corporation ("Loews"). BPHC is also a limited partner of the Partnership. Each of Boardwalk Operating GP, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Partnership ("Operating GP"), the Operating Partnership, a direct and indirect wholly owned subsidiary of the Partnership, Texas Gas Transmission, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Operating Partnership ("Texas Gas"), GS Pipeline Company, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Operating Partnership ("Gulf South GP"), and Gulf South Pipeline Company, LP, a Delaware limited partnership and a direct and indirect wholly owned subsidiary of the Operating Partnership ("Gulf South"), is sometimes referred to herein as a "Subsidiary," and they are sometimes collectively referred to herein as the "Subsidiaries." Each of BGL, the General Partner, the Partnership, Operating GP, the Operating Partnership, Texas Gas, Gulf South GP and Gulf South is sometimes referred to herein as a "Partnership Party," and they are sometimes collectively referred to herein as the "Partnership Parties." The Partnership Parties, together with BPHC, are sometimes collectively referred to herein as the "BPHC Entities." The BPHC Entities, together with Loews, are sometimes collectively referred to herein as the "Loews Entities."

The Partnership Parties understand that the Underwriters propose to make a public offering of the Securities as soon as the Representative deems advisable after this Agreement has been executed and delivered and the Indenture has been qualified under the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission thereunder (collectively, the "1939 Act").

SECTION 1.   Representations and Warranties of the Partnership Parties.   Each Partnership Party jointly and severally represents, warrants and agrees that:

(a)   *Compliance with Registration Requirements*. A registration statement on Form S-1 (File No. 333-137690) relating to the Securities has (i) been prepared by the Issuers in conformity with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations (the "Securities Act Regulations") of the Securities and Exchange Commission (the "Commission") thereunder; (ii) been filed with the Commission under the Securities Act; and (iii) become effective under the Securities Act. Copies of such registration statement and any amendment thereto have been delivered by the Issuers to you as the Representative of the Underwriters. As used in this Agreement:

(i)   "Applicable Time" means 6:24 p.m. (New York City time) on the date of this Agreement;

(ii)   "Effective Date" means the date and time as of which such registration statement, or the most recent post-effective amendment thereto, if any, was declared effective by the Commission;

(iii)   "Issuer Free Writing Prospectus" means each "free writing prospectus" (as defined in Rule 405 of the Securities Act Regulations) prepared by or on behalf of the Issuers or used or referred to by the Issuers in connection with the offering of the Securities;

(iv)   "Preliminary Prospectus" means any preliminary prospectus relating to the Securities included in such registration statement or filed with the Commission pursuant to Rule 424(b) of the Securities Act Regulations;

(v)   "Pricing Disclosure Package" means, as of the Applicable Time, the most recent Preliminary Prospectus, together with each Issuer Free Writing Prospectus filed or used by the Issuers on or before the Applicable Time as specified in Schedule C attached hereto, other than a road show that is an Issuer Free Writing Prospectus but is not required to be filed under Rule 433 of the Securities Act Regulations;

(vi)   "Prospectus" means the final prospectus relating to the Securities, as filed with the Commission pursuant to Rule 424(b) of the Securities Act Regulations;

(vii)   "Registration Statement" means such registration statement, as amended as of the Effective Date, including any Preliminary Prospectus or the Prospectus and all exhibits to such registration statement and, if applicable, any Rule 462(b) Registration Statement (as defined below); and

(viii)   "Rule 462(b) Registration Statement" means any registration statement filed pursuant to Rule 462(b) of the Securities Act Regulations.

Any reference to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents incorporated by reference therein pursuant to Form S-1 under the Securities Act as of the date of such Preliminary Prospectus or the Prospectus, as the case may be. Any reference to the "most recent Preliminary Prospectus" shall be deemed to refer to the latest Preliminary Prospectus included in the Registration Statement or filed pursuant to Rule 424(b) of the Securities Act Regulations prior to or on the date hereof. Any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any document filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of such Preliminary Prospectus or the Prospectus, as the case may be, and before the date of such amendment or supplement and incorporated by reference in such Preliminary Prospectus or the Prospectus, as the case may be; and any reference to any amendment to the Registration Statement shall be deemed to include any periodic or current report of the Partnership filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act after the Effective Date and before the date of such amendment and incorporated by reference in the Registration Statement. The Commission has not issued any order preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending the effectiveness of the Registration Statement, and no proceeding for such purpose has been instituted or threatened by the Commission.

As of the time of the filing of the Final Term Sheet (as defined in Section 3(b)), the Pricing Disclosure Package, when considered together with the Final Term Sheet, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(b)   *No Ineligible Issuer*. Neither of the Issuers was at the time of initial filing of the Registration Statement and at the earliest time thereafter that the Issuers or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act Regulations) of the Securities, is not on the date hereof and will not be at Closing Time (as defined in Section 3 hereof) an "ineligible issuer" (as defined in Rule 405 of the Securities Act Regulations). The Issuers have met all the conditions for incorporation by reference pursuant to the General Instructions to Form S-1.

(c)   *Form Requirements*. The Registration Statement conformed and will conform in all material respects on the Effective Date and at Closing Time, and any amendment to the Registration Statement filed after the date hereof will conform in all material respects when filed, to the requirements of the Securities Act and the Securities Act Regulations. The most recent Preliminary Prospectus conformed, and the Prospectus will conform in all material respects when filed with the Commission pursuant to Rule 424(b) of the Securities Act Regulations and at Closing Time, to the requirements of the Securities Act and the Securities Act Regulations. The documents incorporated by reference into any Preliminary Prospectus or the Prospectus conformed, when filed with the Commission, in all material respects to the requirements of the

Exchange Act or the Securities Act, as applicable, and the rules and regulations of the Commission thereunder.

(d) *No Material Misstatements in Registration Statement*. The Registration Statement did not, as of the Effective Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; *provided that* no representation or warranty is made as to information contained in or omitted from the Registration Statement in reliance upon and in conformity with written information furnished to the Issuers through the Representative by or on behalf of any Underwriter specifically for inclusion therein.

(e) *No Material Misstatements in Prospectus.* The Prospectus will not, as of its date and at Closing Time, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided that* no representation or warranty is made as to information contained in or omitted from the Prospectus in reliance upon and in conformity with written information furnished to the Issuers through the Representative by or on behalf of any Underwriter specifically for inclusion therein.

(f) *No Material Misstatements in Incorporated Documents*. The documents incorporated by reference into any Preliminary Prospectus or the Prospectus did not, when filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g) *No Material Misstatements in Pricing Disclosure Package.* The Pricing Disclosure Package did not, as of the Applicable Time, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided that* no representation or warranty is made as to information contained in or omitted from the Pricing Disclosure Package in reliance upon and in conformity with written information furnished to the Issuers through the Representative by or on behalf of any Underwriter specifically for inclusion therein.

(h) *No Material Misstatements in Issuer Free Writing Prospectuses*. Each Issuer Free Writing Prospectus (including, without limitation, any road show that is a free writing prospectus under Rule 433 of the Securities Act Regulations), when considered together with the Pricing Disclosure Package, as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i) *Form Requirements for Issuer Free Writing Prospectuses.* Each Issuer Free Writing Prospectus conformed or will conform in all material respects to the requirements of the Securities Act and the Securities Act Regulations on the date of first use, and the Issuers have complied with all prospectus delivery and any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act Regulations. The Issuers have retained in accordance with the Securities Act Regulations all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act Regulations.

(j) *Due Formation and Good Standing of BPHC*. BPHC has been duly formed and is validly existing and in good standing as a corporation under the Delaware General Corporation Law (the "DGCL"), has the full corporate power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is, or at Closing Time will be, duly registered or qualified to do business and in good standing as a foreign corporation in each jurisdiction listed opposite its name in Schedule 2 attached hereto, such jurisdictions being the only jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to (i) have a material adverse effect on the condition (financial or other), results of operations, securityholders' equity, properties, business or prospects of the Partnership Parties (other than the General Partner), taken as a whole, whether or not arising in the ordinary course of business, (a "Material Adverse Effect") or (ii) subject the limited partners of the Partnership to any material liability or disability.

(k) *Due Formation and Good Standing of Delaware Partnerships.* Each of the General Partner, the Partnership, the Operating Partnership and Gulf South has been duly formed and is validly existing and in good standing as a limited partnership under the Delaware Revised Uniform Limited Partnership Act (the "Delaware LP Act"), has the full partnership power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is, or at Closing Time will be, duly registered or qualified to do business and in good standing as a foreign limited partnership in each jurisdiction listed opposite its name in Schedule 2 attached hereto, such jurisdictions being the only jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to (i) have a Material Adverse Effect or (ii) subject the limited partners of the Partnership to any material liability or disability.

(l) *Due Formation and Good Standing of Delaware Limited Liability Companies.* Each of BGL, Operating GP, Texas Gas and Gulf South GP has been duly formed and is validly existing and in good standing as a limited liability company under the Delaware Limited Liability Company Act (the "Delaware LLC Act"), has the full limited liability company power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is, or at Closing Time will be, duly registered or qualified to do business and in good standing as a foreign limited liability company in each jurisdiction listed opposite its name in Schedule 2 attached hereto, such jurisdictions being the only jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to (i) have a Material Adverse Effect or (ii) subject the limited partners of the Partnership to any material liability or disability.

(m) *Ownership of Operating GP.* The Partnership owns a 100% limited liability company interest in Operating GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Operating GP (as the same may be amended and restated on or prior to Closing Time, the "Operating GP LLC Agreement") and is fully paid (to the extent required under the Operating GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Partnership owns such limited liability company interest free and clear of all Liens.

(n) *Ownership of Operating Partnership.* Operating GP is the sole general partner of the Operating Partnership, with a 0.001% general partner interest in the Operating Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the agreement of limited partnership of the Operating Partnership (as the same may be amended and restated on or prior to Closing Time, the "Operating Partnership Agreement"); and Operating

GP owns such general partner interest free and clear of all Liens. The Partnership is the sole limited partner of the Operating Partnership, with a 99.999% limited partner interest in the Operating Partnership; such limited partner interest has been duly and validly authorized and issued in accordance with the Operating Partnership Agreement and is fully paid (to the extent required under the Operating Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-607 and 17-804 of the Delaware LP Act); and the Partnership owns such limited partner interest free and clear of all Liens.

(o)   *Ownership of Texas Gas.*   The Operating Partnership owns a 100% limited liability company interest in Texas Gas; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Texas Gas (as the same may be amended and restated on or prior to Closing Time, the "Texas Gas LLC Agreement") and is fully paid (to the extent required under the Texas Gas LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all Liens.

(p)   *Ownership of Gulf South GP.*   The Operating Partnership owns a 100% limited liability company interest in Gulf South GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the limited liability company agreement of Gulf South GP (as the same may be amended and restated on or prior to Closing Time, the "Gulf South GP LLC Agreement") and is fully paid (to the extent required under the Gulf South GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all Liens.

(q)   *Ownership of Gulf South.*   Gulf South GP is the sole general partner of Gulf South, with a 1.0% general partner interest in Gulf South; such general partner interest has been duly and validly authorized and issued in accordance with the agreement of limited partnership of Gulf South (as the same may be amended and restated on or prior to Closing Time, the "Gulf South Partnership Agreement"); and Gulf South GP owns such general partner interest free and clear of all Liens. The Operating Partnership is the sole limited partner of Gulf South, with a 99.0% limited partner interest in Gulf South; such limited partner interest has been duly and validly authorized and issued in accordance with the Gulf South Partnership Agreement and is fully paid (to the extent required under the Gulf South Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-607 and 17-804 of the Delaware LP Act); and the Operating Partnership owns such limited partner interest free and clear of all Liens.

(r)   *Ownership; Significant Subsidiaries.*   Other than (i) BGL's ownership of a 0.001% general partner interest in the General Partner, (ii) the General Partner's ownership of a 2% general partner interest in the Partnership, (iii) the General Partner's ownership of all of the Incentive Distribution Rights, (iv) the Partnership's ownership of a 100% limited liability company interest in Operating GP, (v) the Partnership's ownership of a 99.999% limited partner interest in the Operating Partnership, (vi) Operating GP's ownership of a 0.001% general partner interest in the Operating Partnership, (vii) the Operating Partnership's ownership of a 100% limited liability company interest in Texas Gas, (viii) the Operating Partnership's ownership of a 100% limited liability company interest in Gulf South GP, (ix) the Operating Partnership's ownership of a 99% limited partner interest in Gulf South and (x) Gulf South GP's ownership of a 1% general partner interest in Gulf South, no Partnership Party owns, directly or indirectly, any equity or short- or long-term debt securities of any corporation, partnership, limited liability company, joint venture, association or other entity (other than intercompany advances and notes among the Partnership and the Subsidiaries); and none of the entities mentioned in the preceding clauses (i) through (x), other than Texas Gas, Gulf South and the Operating Partnership, is a "significant subsidiary" of the Partnership as such term is defined in Rule 405 of the Securities Act Regulations.

(s)   *Integration.* No BPHC Entity has sold or issued any securities that would be integrated with the offering of the Securities contemplated by this Agreement pursuant to the Securities Act, the Securities Act Regulations or the interpretations thereof by the Commission.

(t)   *Authority.* At Closing Time, the Issuers will have all requisite power and authority to issue, sell and deliver the Securities, in accordance with and upon the terms and conditions set forth in this Agreement, the Indenture, the Partnership Agreement, the Operating Partnership Agreement, the Registration Statement, the most recent Preliminary Prospectus and the Prospectus. At Closing Time, all corporate, partnership or limited liability company action, as the case may be, required to be taken by the Loews Entities or any of their stockholders, members or partners for the authorization, issuance, sale and delivery of the Securities, the execution and delivery by the Partnership Parties of this Agreement, the Indenture and the Securities and the consummation of the transactions contemplated by this Agreement, the Indenture and the Securities shall have been validly taken.

(u)   *Authorization of the Agreement*. This Agreement has been duly and validly authorized, executed and delivered by each of the Partnership Parties.

(v)   *Authorization of the Indenture*. The Indenture has been duly authorized by the Issuers and duly qualified under the 1939 Act and, when duly executed and delivered by the Issuers and the Trustee, will constitute a valid and binding agreement of the Issuers, enforceable against the Issuers in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(w)   *Authorization of the Securities*. The Notes have been duly authorized and, at Closing Time, will have been duly executed by the Operating Partnership and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Operating Partnership, enforceable against the Operating Partnership in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture. The Guarantees have been duly authorized by the Partnership for issuance and sale to the Underwriters as part of the Securities pursuant to this Agreement and, when the Notes are duly executed by the Operating Partnership and authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Partnership, enforceable against the Partnership in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(x)   *Description of the Securities and the Indenture*. The Securities and the Indenture will conform in all material respects to the respective statements relating thereto contained in the Prospectus and will be in substantially the respective forms filed or incorporated by reference, as the case may be, as exhibits to the Registration Statement.

(y)   *Absence of Conflicts*. None of the offering, issuance and sale by the Issuers of the Securities and the application of the proceeds therefrom as described under the caption "Use of Proceeds" in each of the most recent Preliminary Prospectus and the Prospectus, the execution, delivery and performance of this Agreement, the Indenture and the Securities by the Partnership Parties that are parties thereto, or the consummation of the transactions contemplated by this Agreement and the Indenture (i) constitutes or will constitute a violation of, the certificate or agreement of limited partnership, certificate of formation, limited liability company agreement, certificate or articles of incorporation, bylaws or other organizational documents of any Partnership Party or, to the knowledge of the Partnership Parties, any other Loews Entity, (ii) constitutes or will constitute a breach or violation of or a default under (or an event that, with notice or lapse of time or both, would constitute such a breach or violation of or default under), any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which any of the Partnership Parties or, to the knowledge of the Partnership Parties, any of the other Loews Entities is a party, by which any of them is bound or to which any of their respective properties or assets is subject, (iii) violates or will violate any statute, law, ordinance, regulation, order, judgment, decree or injunction of any court or governmental agency or body to which any of the Partnership Parties or, to the knowledge of the Partnership Parties, any of the other Loews Entities or any of their respective properties or assets may be subject or (iv) will result in the creation or imposition of any Lien upon any property or assets of any Partnership Party or, to the knowledge of the Partnership Parties, any other Loews Entity, which conflicts, breaches, violations, defaults or Liens, in the case of clauses (ii), (iii) or (iv), would, individually or in the aggregate, have a Material Adverse Effect.

(z)   *Absence of Further Requirements.* Except for the qualification of the Indenture under the 1939 Act, the registration of the Securities under the Securities Act and such consents, approvals, authorizations, registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and sale of the Securities by the Underwriters, no consent, approval, authorization or order of, or filing or registration with, any court or governmental agency or body to which any of the Partnership Parties or any of their respective properties or assets is subject is required for the execution, delivery and performance of this Agreement, the Indenture and the Securities by the Partnership Parties, the consummation of the transactions contemplated by this Agreement and the Indenture and the application of the proceeds from the sale of the Securities as described under the caption "Use of Proceeds" in each of the most recent Preliminary Prospectus and the Prospectus.

(aa)   *Financial Statements.* At September 30, 2006, the Partnership would have had, on the consolidated as adjusted and as further adjusted bases indicated in each of the most recent Preliminary Prospectus and the Prospectus (and any amendments or supplements thereto), a capitalization as set forth therein. The historical financial statements (including the related notes and supporting schedules) included in, or incorporated by reference into, the Registration Statement, the most recent Preliminary Prospectus and the Prospectus (and any amendment or supplement thereto) comply as to form in all material respects with the requirements of Regulation S-X of the Commission and present fairly in all material respects the financial position, results of operations and cash flows of the entities purported to be shown thereby on the basis stated therein at the respective dates or for the respective periods to which they apply, and have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved. The summary historical information set forth in the Registration Statement, the most recent Preliminary Prospectus and the Prospectus (and any amendment or supplement thereto) under the caption "Summary Historical Financial and Operating Data" is accurately presented in all material respects and prepared on a basis consistent with the audited and unaudited historical consolidated financial statements from which it has been derived.

(bb)   *Independent Accountants.* Deloitte & Touche LLP, who have certified certain financial statements of the General Partner, the Partnership, the Operating Partnership and Gulf South, whose reports appear in each of the most recent Preliminary Prospectus and the Prospectus (or are incorporated by reference therein) and who have delivered the initial letter referred to in Section 5(f) hereof, are an independent registered public accounting firm as required by the Securities Act and the Securities Act Regulations and were such during the periods covered by the financial statements on which they reported.   Ernst & Young LLP, who have certified certain financial statements of Gulf South and whose report appears in each of the most recent Preliminary Prospectus and the Prospectus, are an independent registered public accounting firm as required by the Securities Act and the Securities Act Regulations and were such during the periods covered by the financial statements on which they reported.

(cc)   *Statistical and Market-Related Data.* The statistical and market-related data included in each of the most recent Preliminary Prospectus and the Prospectus are based on or derived from sources that the Issuers believe to be reliable and accurate in all material respects.

(dd)   *Title to Property.* Each Partnership Party has good and indefeasible title to all real property and good title to all personal property contemplated as owned or to be owned by it in each of the most recent Preliminary Prospectus and the Prospectus, in each case free and clear of all liens, claims, security interests, encumbrances and other defects, except as described in the most recent Preliminary Prospectus or that would not materially affect the value of such property and would not materially interfere with the use made and proposed to be made of such property as described in each of the most recent Preliminary Prospectus and the Prospectus. With respect to title to pipeline rights-of-way, none of the Partnership Parties has received any actual notice or claim from any owner of land upon which any pipeline that is owned by any Subsidiary is located that such entity does not have sufficient title to enable it to use and occupy the pipeline rights-of-way as they have been used and occupied in the past and are proposed to be used and occupied in the future as described in each of the most recent Preliminary Prospectus and the Prospectus, except where such failure to have sufficient title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All assets held under lease or license by the Partnership Parties are held under valid, subsisting and enforceable leases or licenses, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially interfere with the use made and proposed to be made of such assets as they have been used in the past and are proposed to be used in the future as described in each of the most recent Preliminary Prospectus and the Prospectus.

(ee)   *Insurance*. Each Partnership Party carries or is covered by insurance from insurers of recognized financial responsibility in such amounts and covering such risks as is reasonably adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries. All policies of insurance of each Partnership Party are in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; each Partnership Party is in compliance with the terms of such policies in all material respects; and no Partnership Party has received notice from any insurer or agent of such insurer that any material capital improvements or other expenditures are required or necessary to be made in order to continue such insurance.

(ff) *Possession of Intellectual Property.* Each Partnership Party owns or possesses adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of its business, and no Partnership Party has any reason to believe that the conduct by any Partnership Party of its business will conflict in any material respect with, and no Partnership Party has received any notice or claim of conflict with, any such rights of any other person or party.

(gg) *Absence of Proceedings.* Except as described in the most recent Preliminary Prospectus, there are no legal or governmental proceedings pending to which any Partnership Party is a party or to which any property or asset of any Partnership Party is subject that, if determined adversely to such party, could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a material adverse effect on the performance of this Agreement, the Indenture and the Securities or the consummation of the transactions contemplated by this Agreement and the Indenture, and to the knowledge of the Partnership Parties, no such proceedings are threatened or contemplated by governmental authorities or others. There are no legal or governmental proceedings pending that are required to be described in the most recent Preliminary Prospectus and the Prospectus that are not so described.

(hh) *Accuracy of Exhibits.* There are no contracts or other documents that are required to be described in the most recent Preliminary Prospectus and the Prospectus or filed as exhibits to the Registration Statement (including documents incorporated by reference therein) by the Securities Act or the Securities Act Regulations, that have not been so described in the most recent Preliminary Prospectus and the Prospectus or filed as exhibits to the Registration Statement (including documents incorporated by reference therein).

(ii) *Accuracy of Certain Statements.* The statements set forth or incorporated by reference in each of the most recent Preliminary Prospectus and the Prospectus under the caption "Description of the Notes" insofar as they purport to constitute a summary of the terms of the Securities, and under the caption "United States Federal Income Tax Considerations," insofar as they purport to describe the provisions of the laws and documents referred to therein, are fair and accurate summaries in all material respects.

(jj) *Absence of Labor Dispute.* Except as described in the most recent Preliminary Prospectus, no labor disturbance by the employees of any Partnership Party (and to the extent that they perform services on behalf of any Partnership Party, employees of Loews or BPHC) exists or, to the knowledge of the Partnership Parties, is imminent or threatened that could reasonably be expected to have a Material Adverse Effect.

(kk) *No Material Adverse Change in Business.* Since the respective dates as of which information is given in the Registration Statement, the Pricing Disclosure Package or the Prospectus, except as otherwise stated therein (including, if applicable, the sale and issuance of up to 6,900,000 Common Units), (i) no Partnership Party has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, any labor dispute or any court or governmental action, order or decree, and (ii) there has not been any adverse change in the partners' capital, members' equity or short- or long-term debt of any Partnership Party or any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), results of operations, securityholders' equity, properties, management, business or prospects of any Partnership Party, in each case except as could not reasonably be expected to have a Material Adverse Effect or as set forth or contemplated in the Pricing Disclosure Package.

(ll)   *Payment of Taxes.* Each Partnership Party has filed all tax returns required to be filed through the date hereof, which returns are complete and correct in all material respects, and has paid all taxes shown to be due pursuant to such returns, other than those that (i) if not paid, could not reasonably be expected to have a Material Adverse Effect or (ii) are being contested in good faith and for which adequate reserves have been established in accordance with generally accepted accounting principles.

(mm)   *Absence of Certain Events.* Since the respective dates as of which information is given in the Registration Statement, the Pricing Disclosure Package or the Prospectus, except as otherwise stated therein (including, if applicable, the sale and issuance of up to 6,900,000 Common Units), none of the Partnership Parties has (i) issued or granted any securities, (ii) incurred any liability or obligation, direct or contingent, other than liabilities and obligations that were incurred in the ordinary course of business, (iii) entered into any transaction not in the ordinary course of business or (iv) declared or paid any dividend or distribution on its capital stock or other equity interests.

(nn)   *Accounting Controls.* Each Partnership Party (i) makes and keeps accurate books and records and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of such Partnership Party's financial statements in conformity with accounting principles generally accepted in the United States and to maintain accountability for its assets, (C) access to such Partnership Party's assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for such Partnership Party's assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(oo)   *Disclosure Controls.* (i) The Issuers have established and maintain disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Issuers in the reports they file or submit under the Exchange Act is accumulated and communicated to management of the Issuers, including their respective principal executive officers and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(pp)   *Changes in Internal Controls.* Since the date of the most recent balance sheet of the Partnership Parties reviewed or audited by Deloitte & Touche LLP and the audit committee of the board of directors of BGL, (i) the Partnership Parties have not been advised of (A) any significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect the ability of the Partnership Parties to record, process, summarize and report financial data, or any material weaknesses in internal controls (whether or not remediated) and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Partnership Parties, and (ii) since that date, there have been no changes in internal controls that have materially affected, or are reasonably likely to materially affect, internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(qq)   *Certain Relationships.*   No relationship, direct or indirect, exists between or among the Partnership Parties, on the one hand, and the directors, officers, securityholders, customers or suppliers of the Partnership Parties, on the other hand, that is required to be described in the most recent Preliminary Prospectus and the Prospectus that is not so described.

(rr)   *Compliance with the Sarbanes-Oxley Act.*   Each Partnership Party subject to the Sarbanes-Oxley Act of 2002, and its directors and officers in their capacity as such, is in compliance in all material respects with such act.

(ss)   *Absence of Defaults.*   None of the Partnership Parties (i) is in violation of its certificate or agreement of limited partnership, certificate of formation or limited liability company agreement, certificate or articles of incorporation, bylaws or other organizational documents, (ii) is in breach of or default under any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party, by which it is bound or to which any of its properties or assets is subject (and no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default), (iii) is in violation of any statute, law, ordinance, rule, regulation, order, judgment, decree or injunction of any court or governmental agency or body to which it or its property or assets may be subject or (iv) has failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business, except, in the case of clauses (ii) or (iv), as could not reasonably be expected to have a Material Adverse Effect.

(tt)   *FCPA.*   None of the Partnership Parties, nor any of their respective directors, officers, agents, employees or other persons associated with them or acting on their behalf, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(uu)   *Environmental Laws.*   Except as described in the most recent Preliminary Prospectus, the Partnership Parties (i) are in compliance with any and all applicable federal, state and local laws, regulations, ordinances, rules, orders, judgments, decrees or other legal requirements relating to the protection of human health and safety, the environment or natural resources or imposing liability or standards of conduct concerning any Hazardous Materials (as defined below) ("Environmental Laws"), (ii) have received, and as necessary maintained, all permits required of them under applicable Environmental Laws to conduct their respective businesses, (iii) are in compliance with all terms and conditions of any such permits and (iv) do not have any liability in connection with the release into the environment of any Hazardous Material, except where such noncompliance with Environmental Laws, failure to receive and maintain required permits, failure to comply with the terms and conditions of such permits or liability in connection with such releases could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.   The term "Hazardous Material" means (1) any "hazardous substance" as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), (2) any "hazardous waste" as defined in the Resource Conservation and Recovery Act, as amended, (3) petroleum or any petroleum product, (4) any polychlorinated biphenyl and (5) any pollutant, contaminant or hazardous, dangerous or toxic chemical, material, waste or substance regulated under or within the meaning of any other Environmental Law. No Partnership Party has been named as a "potentially responsible party" under CERCLA or any other similar Environmental Law, except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Except as described in the most recent Preliminary Prospectus, no Partnership Party (A) is a party to any proceeding under Environmental Laws in which a governmental authority is also a party, other than proceedings regarding which it is believed that no monetary penalties in excess of $100,000 will be imposed, (B) has received notice of any potential liability for the disposal or release of any Hazardous Material, except where such liability could not reasonably be expected to have a Material Adverse Effect or (C) anticipates any material capital expenditures relating to Environmental Laws.

(vv)   *Payment of Dividends by Subsidiaries.* No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Issuers, from making any other distribution on such Subsidiary's partnership interests or membership interests, from repaying to the Issuers any loans or advances to such Subsidiary from the Issuers or from transferring any of such Subsidiary's property or assets to the Issuers or any other Subsidiary, except as described in or contemplated by the most recent Preliminary Prospectus.

(ww)   *ERISA.* Each Partnership Party is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which any Partnership Party would have any liability; no Partnership Party has incurred or expects to incur liability under (i) Title IV of ERISA with respect to the termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "Code"); and each "pension plan" that is intended to be qualified under Section 401(a) of the Code and for which any Partnership Party would have any liability is so qualified and nothing has occurred, whether by action or by failure to act, that would cause the loss of such qualification.

(xx)   *Possession of Licenses and Permits.* Each Partnership Party has, or at Closing Time will have, such permits, consents, licenses, franchises, certificates and other approvals or authorizations of governmental or regulatory authorities ("Permits") as are necessary to own or lease its properties and to conduct its business in the manner described in each of the most recent Preliminary Prospectus and the Prospectus, except as disclosed in or specifically contemplated by the most recent Preliminary Prospectus or except for any failure to have any such Permit that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as described in the most recent Preliminary Prospectus, each Partnership Party has fulfilled and performed all of its material obligations with respect to all such Permits, and no event has occurred that would prevent any such Permit from being renewed or reissued, that allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or that would result in any other impairment of the rights of the holder of any such Permit, except for any such non-renewal, revocation, termination or impairment that could not reasonably be expected to have a Material Adverse Effect.

(yy)   *Investment Company Act.* No Partnership Party is, and as of Closing Time and after giving effect to the application of the net proceeds of the offering as described under the caption "Use of Proceeds" in the Pricing Disclosure Package and the Prospectus, no Partnership Party will be, an "investment company" as defined in the Investment Company Act of 1940, as amended (the "Investment Company Act").

(zz)   *Distribution of Offering Material.* None of the Partnership Parties or, to the knowledge of the Partnership Parties, any of their affiliates has distributed, and prior to the later to occur of Closing Time and completion of the distribution of the Securities, none of the Partnership Parties or, to the knowledge of the Partnership Parties, any of their affiliates will distribute, any offering material in connection with the offering and sale of the Securities other than any Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus to which the Representative has consented pursuant to 3(k) hereof.

(aaa)   *Absence of Manipulation.* None of the Partnership Parties or, to the knowledge of the Partnership Parties, any of their affiliates has taken, nor will any of the Partnership Parties or, to the knowledge of the Partnership Parties, any of their affiliates take, directly or indirectly, any action that has constituted, that was designed to cause or result in, or that could reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of any Partnership Party to facilitate the sale or resale of the Securities.

(bbb)   *Brokers' Fees and Commissions.* Except for this Agreement, there are no contracts, agreements or understandings between the Issuers and any person that would give rise to a valid claim against the Issuers or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with the offering and sale of the Securities contemplated by this Agreement.

(ccc)   *Ranking.* The Notes will rank *pari passu* with all of the Operating Partnership's existing and future senior unsecured indebtedness. The Guarantees will rank *pari passu* with all of the Partnership's existing and future senior unsecured indebtedness.

Any certificate signed by or on behalf of any Partnership Party and delivered to the Representative or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by each such Partnership Party, as to matters covered thereby, to each Underwriter.

SECTION 2.   Sale and Delivery to Underwriters; Closing.

(a)   *Securities.* On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Issuers agree to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Issuers, at the price set forth in Schedule B, the aggregate principal amount of Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional principal amount of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

(b)   *Payment.* Payment of the purchase price for, and delivery of certificates for, the Securities shall be made at the offices of Andrews Kurth LLP at 600 Travis, Suite 4200, Houston, Texas 77002, or at such other place as shall be agreed upon by the Representative and the Issuers, at 9:00 A.M. (Eastern time) on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the

Representative and the Issuers (such time and date of payment and delivery being herein called "Closing Time").

Payment shall be made to the Issuers by wire transfer of immediately available funds to a bank account(s) designated by the Issuers, against delivery to the Representative for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase. Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Underwriter whose funds have not been received by Closing Time, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

(c) *Denominations; Registration*. Certificates for the Securities shall be in such denominations ($1,000 or integral multiples thereof) and registered in such names as the Representative may request in writing at least one full business day before Closing Time. The Securities, which may be in temporary form, will be made available for examination and packaging by the Representative in The City of New York not later than 10:00 A.M. (Eastern time) on the business day prior to Closing Time. The Issuers shall deliver the Securities through the facilities of The Depository Trust Company ("DTC") unless the Representative shall otherwise instruct. The Securities shall be evidenced by one or more certificates in global form registered in the name of Cede & Co., as DTC's nominee, and having an aggregate principal amount corresponding to the aggregate principal amount of the Securities.

SECTION 3. <u>Covenants of the Partnership Parties</u>. Each Partnership Party jointly and severally covenants with each Underwriter as follows:

(a) *Compliance with Securities Regulations and Commission Requests*. During the period when a prospectus is required by the Securities Act to be delivered in connection with the sale of the Securities, the Issuers, subject to Section 3(b), will comply with the requirements of Rule 430A ("Rule 430A") of the Securities Act Regulations, and will notify the Representative promptly, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective, or any supplement to the Prospectus or any amended Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(e) of the Securities Act concerning the Registration Statement and (v) if the Issuers becomes the subject of a proceeding under Section 8A of the Securities Act in connection with the offering of the Securities. The Issuers will effect the filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Issuers will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

(b) *Filing of Amendments and Exchange Act Documents; Preparation of Final Term Sheet.* During the period when a prospectus is required by the Securities Act to be delivered in connection with the sale of the Securities, the Issuers will give the Representative notice of their intention to file or prepare any amendment to the Registration Statement (including any filing under Rule 462(b)) or any amendment, supplement or revision to either the prospectus included in the Registration Statement at the time it became effective or to the Prospectus, and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall reasonably object. The Issuers have given the Representative notice of any filings made pursuant to the Exchange Act or Exchange Act Regulations within 48 hours prior to the Applicable Time; the Issuers will give the Representative notice of their intention to make any such filing from the Applicable Time to Closing Time and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall object. The Issuers will prepare a final term sheet (the "Final Term Sheet") reflecting the final terms of the Securities, in form and substance reasonably satisfactory to the Representative, and shall file such Final Term Sheet as an "issuer free writing prospectus" pursuant to Rule 433 prior to the close of business two business days after the date hereof; provided that the Issuers shall furnish the Representative with copies of any such Final Term Sheet a reasonable amount of time prior to such proposed filing and will not use or file any such document to which the Representative or counsel to the Underwriters shall reasonably object.

(c)   *Delivery of Registration Statements.* The Issuers have furnished or will deliver to the Representative and counsel for the Underwriters, without charge, signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Representative, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits) for each of the Underwriters. The copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(d)   *Delivery of Prospectuses.* The Issuers have delivered to each Underwriter, without charge, as many copies of each preliminary prospectus as such Underwriter reasonably requested, and each Issuer hereby consents to the use of such copies for purposes permitted by the Securities Act. The Issuers will furnish to each Underwriter, without charge, during the period when the Prospectus is required to be delivered under the Securities Act, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(e)   *Continued Compliance with Securities Laws.* During the period when a prospectus is required by the Securities Act to be delivered in connection with the sale of the Securities, the Issuers will comply with the Securities Act and the Securities Act Regulations and the 1939 Act so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Prospectus. If at any time when a prospectus is required by the Securities Act to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Issuers or in the reasonable opinion of counsel for the Underwriters, to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the Securities Act or the Securities Act Regulations, the Issuers will promptly prepare and file with the Commission, subject to Section 3(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectus comply with such requirements, and the Issuers will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement relating to the Securities or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Issuers will promptly notify Merrill Lynch and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(f)   *Blue Sky Qualifications*. The Issuers will use their commercially reasonable efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may designate and to maintain such qualifications in effect for a period of not less than one year from the later of the effective date of the Registration Statement and any Rule 462(b) Registration Statement; *provided*, *however*, that the Issuers shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. The Issuers will also supply the Underwriters with such information as is necessary for the determination of the legality of the Securities for investment under the laws of such jurisdictions as the Underwriters may reasonably request.

(g)   *Rule 158*. The Issuers will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(h)   *Use of Proceeds*. The Issuers will use the net proceeds received by them from the sale of the Securities in the manner specified in the Prospectus under "Use of Proceeds."

(i)   *Reporting Requirements*. The Issuers, during the period when the Prospectus is required to be delivered under the Securities Act, will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and the rules and regulations of the Commission thereunder.

(j)   *Issuer Free Writing Prospectuses*. Each of the Issuers represents and agrees that, unless it obtains the prior consent of the Representative, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Issuers and the Representative, it has not made and will not make any offer relating to the Securities that would constitute an "issuer free writing prospectus," as defined in Rule 433, or that would otherwise constitute a "free writing prospectus," as defined in Rule 405, required to be filed with the Commission; provided, however, that prior to the preparation of the Final Term Sheet in accordance with Section 3(b), the Underwriters are authorized to use the information with respect to the final terms of the Securities in communications conveying information relating to the offering to investors. Any such free writing prospectus consented to by the Issuers and the Representative is hereinafter referred to as a "Permitted Free Writing Prospectus." Each of the Issuers represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an "issuer free writing prospectus," as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping.

(k)   *DTC*. The Issuers agree to comply with all the terms and conditions of all agreements set forth in the representation letters of the Issuers to DTC applicable to the approval of the Securities by DTC for "book-entry" transfer.

SECTION 4.   Payment of Expenses.

(a)   *Expenses*. The Partnership Parties will pay or cause to be paid all expenses incident to the performance of their obligations hereunder and under the Indenture and the Securities, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, and the Statement of Eligibility and Qualification of the Trustee on Form T-1 filed with the Commission (the "Form T-1") and any amendment or supplement thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, any Agreement among Underwriters, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, including any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Partnership Parties' counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each preliminary prospectus, any Permitted Free Writing Prospectus and of the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (vii) the preparation, printing and delivery to the Underwriters of copies of the Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (ix) the costs and expenses of the Partnership Parties relating to investor presentations on any "road show" undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Partnership Parties and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show, (x) any fees payable in connection with the rating of the Securities and (xi) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by the National Association of Securities Dealers, Inc. (the "NASD") of the terms of the sale of the Securities.

(b)   *Termination of Agreement*. If this Agreement is terminated by the Representative in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Partnership Parties shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 5.   Conditions of Underwriters' Obligations.   The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Partnership Parties contained in Section 1 hereof or in certificates of any officer of any of the Partnership Parties delivered pursuant to the provisions hereof, to the performance by the Partnership Parties of their covenants and other obligations hereunder, and to the following further conditions:

(a)   *Effectiveness of Registration Statement*. The Registration Statement, including any Rule 462(b) Registration Statement, has become effective and at Closing Time no stop order suspending the effectiveness of the Registration Statement shall have been issued under the Securities Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters. A prospectus containing the information omitted from the Registration Statement at the time it became effective but that is deemed to be part of the Registration Statement at the time it became effective pursuant to paragraph (b) of Rule 430A ("Rule 430A Information") shall have been filed with the Commission in the manner and within the time frame required by Rule 424(b) without reliance on Rule 424(b)(8) or a post-effective amendment providing such information shall have been filed and declared effective in accordance with the requirements of Rule 430A.

(b)   *Opinion of Counsel for the Partnership Parties*. At Closing Time, the Representative shall have received an opinion, dated as of Closing Time, of Vinson & Elkins L.L.P, counsel for the Partnership Parties, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters substantially to the effect set forth in Exhibit A hereto and to such further effect as counsel to the Underwriters may reasonably request.

(c)   *Opinion of In-House Counsel*. At Closing Time, the Representative shall have received an opinion, dated as of Closing Time, of Michael E. McMahon, as counsel to the Partnership, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters substantially to the effect set forth in Exhibit B hereto and to such further effect as counsel to the Underwriters may reasonably request.

(d)   *Opinion of Counsel for Underwriters*. At Closing Time, the Representative shall have received the favorable opinion, dated as of Closing Time, of Andrews Kurth LLP, counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the issuance and sale of the Securities, the Registration Statement, the Prospectus, the Pricing Disclosure Package and such other related matters as the Representative may reasonably require, and the Partnership Parties shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York, the federal law of the United States and the General Corporation Law of the State of Delaware, upon the opinions of counsel satisfactory to the Representative. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Partnership Parties and certificates of public officials.

(e)   *Officers' Certificate*. At Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Prospectus or the Pricing Disclosure Package, any Material Adverse Effect, and the Representative shall have received a certificate of the Chairman of the Board, or any President or Vice President of BGL and of the Chief Financial Officer of BGL, dated as of Closing Time, to the effect that (i) there has been no such Material Adverse Effect, (ii) the representations and warranties in Section 1 hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Partnership Parties have complied with all agreements and satisfied all conditions on their part to be performed or satisfied at or prior to Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission.

(f)   *Accountant's Comfort Letter*. At the time of the execution of this Agreement, the Representative shall have received from Deloitte & Touche LLP a letter dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus.

(g)   *Bring-down Comfort Letter.* At Closing Time, the Representative shall have received from Deloitte & Touche LLP a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (f) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time.

(h)   *Maintenance of Rating.* At Closing Time, the Securities shall be rated at least Baa2 by Moody's Investor's Service Inc. and BBB by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., and the Partnership Parties shall have delivered to the Representative a letter dated Closing Time, from each such rating agency, or other evidence satisfactory to the Representative, confirming that the Securities have such ratings; and since the date of this Agreement, there shall not have occurred a downgrading in the rating assigned to the Securities or any of the Partnership Parties' other debt securities by any "nationally recognized statistical rating agency," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act, and no such organization shall have publicly announced that it has under surveillance or review its rating of the Securities or any of the Partnership Parties' other debt securities.

(i)   *No Objection.* The NASD has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements.

(j)   *Additional Documents.* At Closing Time counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Partnership Parties in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and counsel for the Underwriters.

(k)   *Termination of Agreement.* If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representative by notice to the Partnership at any time at or prior to Closing Time and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6.   Indemnification.

(a)   *Indemnification of Underwriters.* The Partnership Parties, jointly and severally, agree to indemnify and hold harmless each Underwriter, its affiliates, as such term is defined in Rule 501(b) under the Securities Act (each, an "Affiliate"), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Rule 430A Information or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; *provided that* (subject to Section 6(d) below) any such settlement is effected with the written consent of the Partnership;

(iii)	against any and all expense whatsoever, as incurred (including the reasonable fees and disbursements of counsel chosen by the indemnified party), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, *however*, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Partnership by any Underwriter through Merrill Lynch expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information, or any preliminary prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto).

(b)	*Indemnification of Partnership Parties, Directors and Officers*. Each Underwriter severally agrees to indemnify and hold harmless each Partnership Party, their directors or managers who are natural persons, each of their officers who signed the Registration Statement, and each person, if any, who controls a Partnership Party within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430A Information or any preliminary prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Operating Partnership by such Underwriter through Merrill Lynch expressly for use therein.

(c)	*Actions against Parties; Notification*. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by Merrill Lynch, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Partnership. An indemnifying party may participate at its own expense in the defense of any such action; *provided*, *however*, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. Except as otherwise set forth in this Section 6(c), in no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. If the indemnifying party delivers notice to the indemnified party of the indemnifying party's election to assume the defense of such claim or action with counsel reasonably satisfactory to the indemnified party, the indemnifying party may assume the defense of any such claim or action; *provided, however,* that an indemnified party shall have the right to retain counsel to represent it and the other indemnified parties if (i) there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonably judgment of such indemnified party for the same counsel to represent both the indemnified party and the indemnifying party, (ii) if the indemnifying party fails to assume the defense of the action or proceeding or to employ counsel reasonably satisfactory to such indemnified party in a timely manner, (iii) counsel to such indemnified party determines that one or more defenses may be available to such indemnified party that are not available to an indemnifying party or another indemnified party or (iv) the indemnified party and indemnifying party shall mutually agree, then such indemnified party may employ separate counsel to represent or defend it in any such action or proceeding and the indemnifying party will pay the reasonable and customary fees and disbursements of such counsel; *provided further,* that the indemnifying party will not be required to pay the fees and disbursements of more than one separate counsel (in addition to local counsel) for such indemnified party in any jurisdiction in any single action or proceeding. In the absence of any of the foregoing, in any action or proceeding the defense of which the indemnifying party assumes, such indemnified party will have the right to participate in such litigation and to retain its own counsel at such indemnified party's own expense. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)   *Settlement without Consent if Failure to Reimburse.* If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7.   Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Partnership Parties on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Partnership Parties on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Partnership Parties on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Partnership Parties and the total underwriting discount received by the Underwriters, in each case as set forth on the cover of the

Prospectus bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Prospectus.

The relative fault of the Partnership Parties on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Partnership Parties or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Partnership Parties and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each Underwriter's Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director or manager who is a natural person of a Partnership Party, each officer of a Partnership Party who signed the Registration Statement, and each person, if any, who controls a Partnership Party within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Partnership Parties. The Underwriters' respective obligations to contribute pursuant to this Section 7 are several in proportion to the aggregate principal amount of Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8. <u>Representations, Warranties and Agreements to Survive</u>. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Partnership Parties submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors, any person controlling the Partnership Parties and (ii) delivery of and payment for the Securities.

SECTION 9. <u>Termination of Agreement</u>.

(a) *Termination; General*. The Representative may terminate this Agreement, by notice to the Partnership, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus (exclusive of any supplement thereto) or Pricing Disclosure Package, any Material Adverse Effect, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of any Partnership Party has been suspended or materially limited by the Commission or the New York Stock Exchange, or if trading generally on the American Stock Exchange or the New York Stock Exchange or in the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (v) if a banking moratorium has been declared by either Federal or New York authorities.

(b)   *Liabilities*. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and *provided further* that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 10.   Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement (the "Defaulted Securities"), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

(i)   if the aggregate principal amount of Defaulted Securities does not exceed 10% of the aggregate principal amount of Securities to be purchased hereunder, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii)   if the aggregate principal amount of Defaulted Securities exceeds 10% of the aggregate principal amount of Securities to be purchased hereunder, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either the Representative or the Partnership shall have the right to postpone Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements. As used herein, the term "Underwriter" includes any person substituted for an Underwriter under this Section 10.

SECTION 11.   Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representative at One Houston

Center, 1221 McKinney, Suite 2700, Houston, Texas 77010, attention of Rob Pacha; and notices to any Partnership Party shall be directed to it at the address of the Partnership set forth in the Registration Statement, attention of Michael E. McMahon.

SECTION 12. <u>No Advisory or Fiduciary Relationship</u>. Each of the Partnership Parties acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm's-length commercial transaction between the Partnership Parties on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of any of the Partnership Parties or any of their affiliates, or their respective stockholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of any of the Partnership Parties or any of their affiliates with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising any of the Partnership Parties or any of their affiliates on other matters) and no Underwriter has any obligation to any of the Partnership Parties or any of their affiliates with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of each of the Partnership Parties or any of their affiliates, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Partnership Parties or any of their affiliates have consulted their own respective legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.

SECTION 13. <u>Parties</u>. This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Partnership Parties and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Partnership Parties and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Partnership Parties and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase. Notwithstanding anything in this Agreement to the contrary, all liabilities and obligations of the Partnership Parties hereunder shall be non-recourse against Loews Corporation or any limited partner, stockholder, member, officer, manager, director or employee of any of the Partnership Parties who is a natural person. In that connection, neither Loews Corporation nor any such limited partner, stockholder, member, officer, manager, director or employee who is a natural person shall be bound by this Agreement, or be obligated by virtue of this Agreement or the obligations of any party created hereunder to (y) provide funds to any of the Partnership Parties, whether by contributions to capital, loans, returns of monies, securities or other property, or (z) assume any liabilities of any of the Partnership Parties. For the avoidance of doubt, nothing in this Section 13 shall preclude recourse, to the extent permitted by applicable law, against any such limited partner, stockholder, member, officer, manager, director or employee of any of the Partnership Parties who is a natural person in the event of fraud, gross negligence or willful misconduct.

SECTION 14. <u>Integration</u>. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the BPHC Entities and the Underwriters, or any of them, with respect to the subject matter hereof.

SECTION 15.   <u>GOVERNING LAW</u>. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 16.   <u>TIME</u>. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 17.   <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 18.   <u>Effect of Headings</u>. The Section headings herein are for convenience only and shall not affect the construction hereof.

[Remainder of page intentionally left blank.]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Partnership Parties a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Partnership Parties in accordance with its terms.

Very truly yours,

BOARDWALK GP, LLC

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK GP, LP

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK PIPELINE PARTNERS, LP

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK OPERATING GP, LLC

By: Boardwalk Pipeline Partners, LP, its sole member

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK PIPELINES, LP

By: Boardwalk Operating GP, LLC, its general partner

By: Boardwalk Pipeline Partners, LP, its sole member

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

TEXAS GAS TRANSMISSION, LLC

By: /s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Chief Financial Officer

GS PIPELINE COMPANY, LLC

By: /s/ Rolf A. Gafvert
Name: Rolf A. Gafvert
Title: President

GULF SOUTH PIPELINE COMPANY, LP

By: GS Pipeline Company, LLC, its general partner

By: /s/ Rolf A. Gafvert
Name: Rolf A. Gafvert
Title: President

CONFIRMED AND ACCEPTED,
       as of the date first above written:

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
       INCORPORATED

By: /s/ Robert A. Pacha
                Authorized Signatory

For itself and as Representative of the other Underwriters named in Schedule A hereto.

SCHEDULE A

Name of Underwriter	Principal Amount of Securities
Merrill Lynch, Pierce, Fenner & Smith Incorporated..	$150,000,000
Deutsche Bank Securities Inc.	50,000,000
J.P. Morgan Securities Inc.	50,000,000
Total..	$250,000,000

SCHEDULE B

The initial public offering price of the Securities shall be 99.777% of the principal amount thereof, plus accrued interest, if any, from the date of issuance.

The purchase price to be paid by the Underwriters for the Securities shall be 99.523% of the principal amount thereof.

The interest rate on the Securities shall be 5.875% per annum.

The Notes will be redeemable, in whole or in part, at the Issuers' option at any time, at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed or the "make whole" redemption price, plus accrued and unpaid interest, if any, to the date of redemption.

SCHEDULE C

SPECIFY EACH ISSUER FREE WRITING PROSPECTUS

Final Term Sheet

FORM OF OPINION OF ISSUERS' COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(b)

(a)   Each of the General Partner, the Partnership, the Operating Partnership and Gulf South has been duly formed and is validly existing and in good standing as a limited partnership under the Delaware LP Act, has the full partnership power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and is in good standing as a foreign limited partnership in each jurisdiction listed opposite its name in Schedule 1 hereto;

(b)   Each of BGL, Operating GP, Texas Gas and Gulf South GP has been duly formed and is validly existing and in good standing as a limited liability company under the Delaware LLC Act, has the full limited liability company power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction listed opposite its name in Schedule 1 hereto;

(c)   The Partnership owns a 100% limited liability company interest in Operating GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the Operating GP LLC Agreement and is fully paid (to the extent required under the Operating GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Partnership owns such limited liability company interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Operating GP LLC Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LLC Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LLC Act or the Operating GP LLC Agreement;

(d)   Operating GP is the sole general partner of the Operating Partnership, with a 0.001% general partner interest in the Operating Partnership; such general partner interest has been duly and validly authorized and issued in accordance with the Operating Partnership Agreement; and Operating GP owns such general partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Operating Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming Operating GP as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (B) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Operating Partnership Agreement. The Partnership is the sole limited partner of the Operating Partnership, with a 99.999% limited partner interest in the Operating Partnership; such limited partner interest has been duly and validly authorized and issued in accordance with the Operating Partnership Agreement and is fully paid (to the extent required under the Operating Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act); and the Partnership owns such limited partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Operating Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (B) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Operating Partnership Agreement;

(e) The Operating Partnership owns a 100% limited liability company interest in Texas Gas; such limited liability company interest has been duly and validly authorized and issued in accordance with the Texas Gas LLC Agreement and is fully paid (to the extent required under the Texas Gas LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Texas Gas LLC Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LLC Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Operating Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LLC Act or the Texas Gas LLC Agreement;

(f) The Operating Partnership owns a 100% limited liability company interest in Gulf South GP; such limited liability company interest has been duly and validly authorized and issued in accordance with the Gulf South GP LLC Agreement and is fully paid (to the extent required under the Gulf South GP LLC Agreement) and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act); and the Operating Partnership owns such limited liability company interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Gulf South GP LLC Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LLC Act) (i) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Operating Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (ii) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LLC Act or the Gulf South GP LLC Agreement;

(g) Gulf South GP is the sole general partner of Gulf South, with a 1.0% general partner interest in Gulf South; such general partner interest has been duly and validly authorized and issued in accordance with the Gulf South Partnership Agreement; and Gulf South GP owns such general partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Gulf South Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming Gulf South GP as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (B) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Gulf South Partnership Agreement. The Operating Partnership is the sole limited partner of Gulf South, with a 99.0% limited partner interest in Gulf South; such limited partner interest has been duly and validly authorized and issued in accordance with the Gulf South Partnership Agreement and is fully paid (to the extent required under the Gulf South Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act); and the Operating Partnership owns such limited partner interest free and clear of all liens, encumbrances, security interests or claims (except restrictions on transferability contained in the Gulf South Partnership Agreement, as described in the most recent Preliminary Prospectus or created or arising under the Delaware LP Act) (A) in respect of which a financing statement under the Uniform Commercial Code of the State of Delaware naming the Operating Partnership as debtor is on file with the Secretary of State of the State of Delaware as of the date of such counsel's opinion or (B) otherwise known to such counsel, without independent investigation, other than those created by or arising under the Delaware LP Act or the Gulf South Partnership Agreement;

(h)   The Purchase Agreement has been duly and validly authorized, executed and delivered by the Partnership Parties;

(i)   The Indenture has been duly authorized, executed and delivered by the Issuers and (assuming the due authorization, execution and delivery thereof by the Trustee) constitutes a valid and binding agreement of the Issuers, enforceable against the Issuers in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(j)   The Notes have been duly authorized by the Operating Partnership and, assuming that the Securities have been duly authenticated by the Trustee in the manner described in its certificate delivered to you today (which fact such counsel need not determine by an inspection of the Securities) and have been delivered against payment of the purchase price therefore as provided in the Purchase Agreement, the Notes have been duly executed, issued and delivered by the Operating Partnership and constitute valid and binding obligations of the Operating Partnership in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture. The Guarantees have been duly authorized by the Partnership and, assuming that the Securities have been duly authenticated by the Trustee in the manner described in its certificate delivered to you today (which fact such counsel need not determine by an inspection of the Securities) and have been delivered against payment of the purchase price therefore as provided in the Purchase Agreement, constitute valid and binding obligations of the Partnership, enforceable against the Partnership in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(k)   The Indenture has been duly qualified under the 1939 Act. The Indenture complies as to form in all material respects with the 1939 Act.

(l)   None of the offering, issuance and sale by the Issuers of the Securities, the execution, delivery and performance of the Purchase Agreement, the Indenture and the Securities by the Partnership Parties that are parties thereto, or the consummation of the transactions contemplated thereby (i) constitutes or will constitute a violation of, the Organization Documents, (ii) constitutes or will constitute a breach or violation of or a default under (or an event that, with notice or lapse of time or both, would constitute such a breach or violation of or default under), any agreement filed as an exhibit to the Registration Statement or as an exhibit to the Partnership's or the Operating Partnership's Form 10-K for the fiscal year ended December 31, 2005 or any subsequent reports filed under the Exchange Act by either of the Partnership or the Operating Partnership or (iii) violates or will violate any applicable law, the Delaware LP Act or the Delaware LLC Act, excluding in the case of clauses (ii) and (iii) any such breaches, violations and defaults that would not have a Material Adverse Effect;

(m)   Except for qualification of the Indenture under the 1939 Act and the registration of the Securities under the Securities Act, no Governmental Approval is required for the execution, delivery and performance of the Purchase Agreement, the Indenture and the Securities by the Partnership Parties that are parties thereto, the consummation of the transactions contemplated thereby and the application of the proceeds from the sale of the Securities as described under the caption "Use of Proceeds" in each of the most recent Preliminary Prospectus and the Prospectus, except for such Governmental Approvals (i) as have been obtained or made or (ii) would not have a Material Adverse Effect if not obtained or made;

(n)   The Registration Statement, including any Rule 462(b) Registration Statement, was declared effective under the Securities Act as of [date and time], the Prospectus was filed with the Commission pursuant to subparagraph [___] of Rule 424(b) of the Securities Act Regulations on November 16, 2006, no stop order suspending the effectiveness of the Registration Statement has been issued and, to such counsel's knowledge, no proceeding for that purpose is pending or threatened by the Commission;

(o)   Each of (i) the Registration Statement, on the Effective Date and (ii) the Prospectus, as of its date and the Closing Time, appear on their face to be appropriately responsive, in all material respects, to the requirements of the Securities Act and the Securities Act Regulations (except that such counsel express no statement or belief as to Regulation S-T), except that such counsel need express no opinion with respect to the financial statements and the notes and financial schedules thereto and other related financial, accounting and statistical data contained therein;

(p)   The statements made in each of the most recent Preliminary Prospectus and the Prospectus under the caption "Description of the Notes," insofar as they purport to summarize certain provisions of documents referred to therein or refer to statements of law or legal conclusions, fairly summarize the matters referred to therein in all material respects, subject to the qualifications and assumptions therein; and the Securities and the Indenture conform in all material respects to the descriptions thereof contained in the Prospectus under the caption "Description of the Notes;"

(q)   No Partnership Party is, and after giving effect to the application of the net proceeds from the offering as described under the caption "Use of Proceeds" in each of the most recent Preliminary Prospectus and the Prospectus, no Partnership Party will be, an "investment company" as defined in the Investment Company Act.

In rendering such opinion, such counsel may state that its opinion is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York, the Delaware LP Act and the Delaware LLC Act. Such counsel need not express any opinion with respect to the title of any of the Partnership Parties to any of their respective real or personal property, and need not express any opinion with respect to state or local taxes or tax statutes to which any of the limited partners of the Partnership or any of the Partnership Parties may be subject.

In addition, such counsel has participated in conferences with officers and other representatives of the Partnership Parties, representatives of the independent registered public accounting firm of the Partnership and the Underwriters' representatives, at which the contents of the Registration Statement, the Pricing Disclosure Package and Prospectus and related matters were discussed, and although such counsel did not independently investigate or verify the information set forth in the Registration Statement, the Pricing Disclosure Package or the Prospectus, and such counsel is not passing upon and does not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus (except to the extent specified in paragraph (p) above), based on the foregoing (relying as to factual matters in respect of the determination of materiality to the extent such counsel deems reasonable and appropriate upon the statements of fact made by officers and other representatives of the Partnership Parties), no facts have come to such counsel's attention that have led such counsel to believe that:

(a)   the Registration Statement, as of the Effective Date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(b)   the Prospectus, as of its date and as of Closing Time, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(c)   the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,

except that in each case such counsel need express no opinion with respect to the financial statements and notes and schedules thereto or other related financial, accounting and statistical data contained in, incorporated by reference into or omitted from the Registration Statement, the Pricing Disclosure Package or the Prospectus, any further amendment or supplement thereto, the exhibits to the Registration Statement or the Trustee's Statement of Eligibility on Form T-1.

"Applicable law" means those laws, rules and regulations that, in such counsel's experience, are normally applicable to transactions of the type contemplated by the Purchase Agreement, the Indenture and the Securities without such counsel's having made any special investigation as to the applicability of any specific law, rule or regulation, and that are not the subject of a specific opinion herein referring expressly to a particular law or laws; provided however, that such references do not include any municipal or other local laws, rules or regulations, any antifraud, environmental, labor, tax, state securities or Blue Sky, insurance or antitrust, laws, rules or regulations, the Natural Gas Act, as amended, the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission, and the rules and regulations of the National Association of Securities Dealers, Inc.

"Governmental Approval" means any consent, approval, license, authorization or validation of, or filing, recording or registration with, any executive, legislative, judicial, administrative or regulatory authority of the State of New York, the State of Delaware or the United States of America, pursuant to (a) applicable laws of the State of New York, (b) applicable laws of the United States of America, (c) the Delaware LP Act or (d) the Delaware LLC Act.

FORM OF OPINION OF IN-HOUSE COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(c)

(a)   Except as described in the Pricing Disclosure Package, there are no legal or governmental proceedings pending to which any Partnership Party is a party or to which any property or asset of any Partnership Party is subject that, if determined adversely to such Partnership Party, could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or an adverse effect on the performance of the Purchase Agreement or the consummation of the transactions contemplated thereby, and no such proceedings are threatened or contemplated by governmental authorities or others; and to the best of such counsel's knowledge, there are no statutes or pending or threatened legal or governmental proceedings required to be described in the Preliminary Prospectus as of the Applicable Time that are not so described;

(b)   The statements made in (i) each of the most recent Preliminary Prospectus and the Prospectus under the captions "Risk Factors—Risks Inherent in Our Business—Our natural gas transportation, gathering and storage operations are subject to FERC rate-making policies that could have an adverse impact on our ability to establish rates that would allow us to recover the full cost of operating our pipelines, including a reasonable return, and our ability to service our debt," and (ii) the Partnership's annual report on Form 10-K for the year ended December 31, 2005 under the captions "Business—Our Business—Nature of Contracts," "Business—Our Business—Competition," "Business—Our Business—Government Regulation," "Risk Factors—Our natural gas transportation and storage operations are subject to extensive regulation by FERC in addition to FERC rules and regulations related to the rates we can charge for our services," "Risk Factors—We are subject to laws and regulations relating to the environment which may expose us to significant costs, liabilities and loss of revenues. Any changes in such regulations or their application could negatively affect our results of operations," "Risk Factors—Pipeline safety integrity programs and repairs may impose significant costs and liabilities on us," "Risk Factors—We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could adversely affect our financial condition," and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Regulation," insofar as they refer to statements of law or legal conclusions, fairly summarize the matters referred to therein in all material respects, subject to the qualifications and assumptions therein;

(c)   None of the offering, issuance and sale by the Issuers of the Securities and the application of the proceeds therefrom as described under the caption "Use of Proceeds" in the most recent Preliminary Prospectus and the Prospectus, the execution, delivery and performance of the Purchase Agreement, the Indenture and the Securities by the Partnership Parties, or the consummation of the transactions contemplated thereby violates or will violate the Natural Gas Act, as amended, or the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission.

(d)   To the best of such counsel's knowledge, there are no contracts or other documents that are required to be described in the most recent Preliminary Prospectus and the Prospectus or filed as exhibits to the Registration Statement by the Securities Act or the Securities Act Regulations that have not been so described in the most recent Preliminary Prospectus and the Prospectus or filed as exhibits to the Registration Statement.

In addition, such counsel has participated in conferences with officers and other representatives of the Partnership Parties, representatives of the independent registered public accounting firm of the Issuers and the Underwriters' representatives, at which the contents of the Registration Statement, the Pricing

Disclosure Package and Prospectus and related matters were discussed, and although such counsel did not independently investigate or verify the information set forth in the Registration Statement, the Pricing Disclosure Package or the Prospectus, and such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus (except to the extent specified in paragraphs (b) and (d) above), based on the foregoing (relying as to factual matters in respect of the determination of materiality to the extent such counsel deems reasonable and appropriate upon the statements of fact made by officers and other representatives of the Partnership Parties), no facts have come to such counsel's attention that have led such counsel to believe that:

(a) the Registration Statement, as of the Effective Date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(b) the Prospectus, as of its date and as of the Closing Time, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or

(c) the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,

except that in each case such counsel need express no opinion with respect to the financial statements and notes and schedules thereto or other related financial, accounting and statistical data contained in, incorporated by reference into or omitted from the Registration Statement, the Pricing Disclosure Package or the Prospectus, any further amendment or supplement thereto or the exhibits to the Registration Statement.

Exhibit 4.1

BOARDWALK PIPELINES, LP,

as Issuer

BOARDWALK PIPELINE PARTNERS, LP,

as Guarantor

$250,000,000

5.875% NOTES DUE 2016

INDENTURE

Dated as of November 21, 2006

THE BANK OF NEW YORK TRUST COMPANY, N.A.,
as Trustee

CROSS-REFERENCE TABLE

TIA Section	_Indenture Section_
310 (a)	5.8
(b)	5.8
(c)	N.A.
311 (a)	5.13
(b)	5.13
(c)	N.A.
312 (a)	3.7
(b)	3.7
(c)	3.7
313 (a)	3.9
(b)	3.9
(c)	10.4
(d)	3.9
314 (a)	3.8
(b)	N.A.
(c)(1)	10.5
(c)(2)	10.5
(c)(3)	N.A.
(d)	N.A.
(e)	10.5
(f)	N.A.
315 (a)	5.1
(b)	4.11 & 10.4
(c)	5.1
(d)	5.1
(e)	4.12
316 (a)(last sentence)	1.1
(a)(1)(A)	4.9 & 4.10
(a)(1)(B)	4.9 & 4.10
(a)(2)	7.1(f)
(b)	4.6
(c)	2.14
317 (a)(1)	5.2
(a)(2)	5.2
(b)	2.3
318 (a)	10.7

N.A. means Not Applicable

NOTE: This Cross-Reference table shall not, for any purpose, be deemed part of this Indenture.

TABLE OF CONTENTS

This INDENTURE, dated as of November 21, 2006, is entered into among Boardwalk Pipelines, LP, a Delaware limited partnership (the "Issuer"), Boardwalk Pipeline Partners, L.P., a Delaware limited partnership (the "Guarantor") and The Bank of New York Trust Company, N.A., a national banking association, as Trustee (the "Trustee").

The Issuer, the Guarantor and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the 5.875% Notes due 2016:

ARTICLE ONE
DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.1 Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

"*Additional Notes*" means any Notes (other than Notes issued under Sections 2.6, 2.7 and 2.10) issued under this Indenture in accordance with Sections 2.2 and 2.14, as part of the same series as the Notes issued on the date hereof.

"*Affiliate*" of any specified Person means any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with the specified Person. For purposes of this definition, "control," including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Person, whether through the ownership of voting securities, by agreement or otherwise.

"*Agent*" means any Registrar, co-registrar, Paying Agent or additional paying agent.

"*Applicable Procedures*" means, with respect to any transfer, redemption or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer, redemption or exchange.

"*Attributable Debt*" means, with respect to any sale and lease-back transaction as of any particular time, the present value discounted at a rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessee, be extended).

"*Authenticating Agent*" shall have the meaning set forth in Section 5.12.

"*Authorized Newspaper*" means a newspaper (which, in the case of The City of New York, will, if practicable, be The Wall Street Journal (Eastern Edition), in the case of the United Kingdom, will, if practicable, be the Financial Times (London Edition) and, in the case of Luxembourg, will, if practicable, be the Luxemburger Wort) published in an official language of the country of publication and customarily published at least once a day for at least five days in each calendar week and of general circulation in The City of New York, the United Kingdom or in Luxembourg, as applicable. If it shall be impractical in the opinion of the Trustee to make any publication of any notice required hereby in an Authorized Newspaper, any publication or other notice in lieu thereof which is made or given with the approval of the Trustee shall constitute a sufficient publication of such notice.

"*Bankruptcy Law*" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors, or the law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

"*Board of Directors*" means either the Board of Directors of Boardwalk GP or any committee of such Board duly authorized to act on its behalf.

"*Board Resolution*" means a copy of one or more resolutions, certified by the secretary or an assistant secretary of Boardwalk GP to have been duly adopted or consented to by the Board of Directors and to be in full force and effect, and delivered to the Trustee.

"*Boardwalk GP*" means Boardwalk GP, LLC, a Delaware limited liability company and the general partner of Boardwalk GP, LP, the general partner of the Guarantor.

"*Business Day*" means, with respect to any Note, a day that in the city (or in any of the cities, if more than one) in which amounts are payable, as specified in the form of such Note, is not a day on which banking institutions are authorized or required by law or regulation to close.

"*Capital Lease Obligation*" means, at the time any determination of the obligation is to be made, the amount of the liability in respect of a capital lease that would at the time be so required to be capitalized on the balance sheet in accordance with GAAP.

"*Clearstream*" means Clearstream Banking S.A. and any successor thereto.

"*Code*" means the U.S. Internal Revenue Code of 1986, as amended.

"*Commission*" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or if at any time after the execution and delivery of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties on such date.

"*Comparable Treasury Issue*" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Issuer.

"*Comparable Treasury Price*" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U. S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Issuer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

"*Consolidated Funded Indebtedness*" means the aggregate of all Outstanding Funded Indebtedness of the Issuer and its consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

"*Consolidated Net Tangible Assets*" means the total assets appearing on a consolidated balance sheet of a Person and its consolidated Subsidiaries less, in general: (1) intangible assets; (2) current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains and deferred income; and (3) reserves.

"*Corporate Trust Office of the Trustee*" means the office of the Trustee at which the corporate trust business of the Trustee shall, at any particular time, be principally administered, which office is, at the date as of which this Indenture is dated, located at 101 Barclay Street, Floor 8W, NY, NY 10286, Attn: Corporate Trust Administration.

"*Custodian*" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.3(c) hereof as Custodian with respect to the Notes, and any and all successors thereto appointed as custodian hereunder and having become such pursuant to the applicable provisions of this Indenture.

"*Default*" means with respect to the Notes, any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default with respect to the Notes.

"*Definitive Note*" means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.6 or 2.10 hereof, in substantially the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

"*Depositary*" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.3(b) hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provisions of this Indenture.

"*Dollar*" means the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

"*Euroclear*" means Euroclear Bank, S.A./N.V., as operator of the Euroclear systems, and any successors thereto.

"*ECU*" means the European Currency Unit as defined and revised from time to time by the Council of European Communities.

"*Event of Default*" means any event or condition specified as such in Section 4.1.

"*Exchange Act*" means the U. S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including any successor legislation and rules and regulations.

"*Funded Indebtedness*" means any Indebtedness that matures more than one year after the date as of which Funded Indebtedness is being determined less any such Indebtedness as will be retired through or by means of any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise.

"*GAAP*" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by another entity as have been approved by a significant segment of the accounting profession, as in effect from time to time; provided, however, that any change in GAAP that would cause the Issuer to record an existing item as a liability upon its balance sheet, which item was not previously required by GAAP to be so recorded, shall not constitute an incurrence of Indebtedness for purposes hereof.

"*Global Note Legend*" means the legend set forth in Section 2.6(d) hereof, which is required to be placed on all Global Notes issued under this Indenture.

"*Global Notes*" means the global Notes in the form of Exhibit A hereto issued in accordance with Article Two hereof.

"*Government Notes*" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged.

"*Guarantor*" means the Person named as the "Guarantor" in the first paragraph of this instrument until a successor person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Guarantor" shall mean such successor Person.

"*Holder*" means, in general, a Person in whose name the Notes are registered, or, if not registered, the bearer thereof.

"*Indebtedness*" means indebtedness which is for money borrowed from others.

"*Indenture*" means this instrument as originally executed and delivered or, if amended or supplemented as herein provided, as so amended or supplemented or both, and shall include the forms and terms of the Notes established as contemplated hereunder.

"*Indirect Participant*" means a Person who holds a beneficial interest in a Global Note through a Participant.

"*Interest Payment Dates*" shall have the meaning set forth in paragraph 1 of each Note.

"*Issue Date*" means November 21, 2006.

"*Issuer Order*" means a written statement, request or order on behalf of the Issuer signed in its name by the Chairman of the Board, the President or Vice President, a Secretary or a Treasurer of Boardwalk GP.

"*Lien*" means, with respect to any asset, or income or profits therefrom, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of the asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature of a conditional sale or title retention agreement, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"*Notes*" means (i) $250.0 million aggregate principal amount of Notes issued under this Indenture on the date hereof and (ii) any Additional Notes.

"*Obligations*" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"*Officer*" means with respect to the Issuer or the Guarantor, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Vice President of Boardwalk GP.

"*Officers' Certificate*" means a certificate signed by the Chairman of the Board, the President or a Vice President, and by the Chief Financial Officer, Controller, Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of Boardwalk GP and delivered to the Trustee. Each such certificate shall comply with §314 of the Trust Indenture Act of 1939 and include the statements provided for in Section 10.5, if applicable.

"*Opinion of Counsel*" means an opinion in writing signed by legal counsel who may be an employee of or counsel to the Issuer. Each such opinion shall comply with §314 of the Trust Indenture Act of 1939 and include the statements provided for in Section 10.5, if applicable.

"*Outstanding*" when used with reference to Notes, shall, subject to the provisions of Section 6.4, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except

(a)   Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(b)   Notes, or portions thereof, for the payment or redemption of which moneys or U. S. Government Obligations (as provided for in Section 9.1) in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Issuer) or shall have been set aside, segregated and held in trust by the Issuer for the Holders of such Notes (if the Issuer shall act as its own paying agent), provided that if such Notes, or portions thereof, are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as herein provided, or provision satisfactory to the Trustee shall have been made for giving such notice; and

(c)   Notes which shall have been paid or in substitution for which other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.7 (except with respect to any such Note as to which proof satisfactory to the Trustee is presented that such Note is held by a Person in whose hands such Note is a legal, valid and binding obligation of the Issuer).

"*Participant*" means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively, and, with respect to DTC, shall include Euroclear and Clearstream.

"*Person*" means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"*Predecessor Note*" of any particular Note means every previous Note evidencing all or a portion of the same Indebtedness as that evidenced by such particular Note; and any Note authenticated and delivered under Section 2.07 in lieu of a lost, destroyed or stolen Note shall be deemed to evidence the same Indebtedness as the lost, destroyed or stolen Note.

"*Principal Property*" means any natural gas pipeline, gathering or storage property or facility, or natural gas processing plant located in the United States, except any such property that in the opinion of the Board of Directors is not of material importance to the total business conducted by the Issuer and its consolidated Subsidiaries; provided, however, that "Principal Property" shall not include production and proceeds from production from gas processing plants or oil or natural gas or petroleum products in any pipeline or storage field.

"*Reference Treasury Dealer*" means Merrill Lynch, Pierce Fenner & Smith, Incorporated, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., and their respective successors and, at the option of the Issuer, additional Primary Treasury Dealers; *provided, however,* that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Issuer shall substitute therefor another Primary Treasury Dealer.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuer, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

"*Reporting Failure*" means the failure of the Issuer or the Guarantor, as applicable, to file with the Trustee, within 15 days after the Issuer or the Guarantor is required to file the same with the Commission within the time periods specified in the Exchange Act or in the relevant forms thereunder (after giving effect to any grace period specified under Rule 12b-25 under the Exchange Act), the annual reports, information, documents or other reports that the Issuer or the Guarantor is required to file with the commission pursuant to Section 13 or Section 15(d) of the Exchange Act.

"*Regular Record Date*" for the interest payable on any Interest Payment Date means the applicable date specified as a "Record Date" on the face of the Note.

"*Responsible Officer*," when used with respect to the Trustee, means any officer within the Corporate Trust Department of the Trustee (or any successor group of the Trustee) with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

"*Securities Act*" means the U. S. Securities Act of 1933, as amended, and the rules and regulations thereunder, including any successor legislation and rules and regulations.

"*Significant Subsidiary*" means any Subsidiary that would be a "significant subsidiary" of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

"*Stated Maturity*" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"*Subsidiary*" means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the outstanding equity interests having ordinary voting power is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person, or (c) one or more Subsidiaries of such Person.

"*Tax*" means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

"*Trust Indenture Act of 1939*" means the U. S. Trust Indenture Act of 1939, as amended, and the rules and regulations thereunder, including any successor legislation and rules and regulations.

"*Treasury Rate*" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent Yield to Maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"*Trustee*" means the Person named as the "Trustee" in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean such successor Trustee.

"*U.S. Government Obligations*" shall have the meaning set forth in Section 9.1(a).

"*Yield to Maturity*" means the yield to maturity on the Notes, calculated at the time of issuance or, if applicable, at the most recent determination of interest, and calculated in accordance with accepted financial practice.

Section 1.2   Other Definitions.

Term	Defined in Section
"Authentication Order"	2.2(d)
"Issuer"	Preamble
"covenant defeasance"	9.1
"DTC"	2.3(b)
"Event of Default"	4.1
"Paying Agent"	2.3(a)
"Registrar"	2.3(a)
"Security Register"	11.3

Section 1.3   Incorporation by Reference of Trust Indenture Act.

(a)   Whenever this Indenture refers to a provision of the Trust Indenture Act of 1939, the provision is incorporated by reference in and made a part of this Indenture.

(b)   The following Trust Indenture Act of 1939 terms used in this Indenture have the following meanings:

"*indenture securities*" means the Notes;

"*indenture security holder*" means a Holder of a Note;

"*indenture to be qualified*" means this Indenture;

"*indenture trustee*" or "*institutional trustee*" means the Trustee; and "*obligor*" on the Notes means the Issuer and any successor obligor upon the Notes.

(c)   All other terms used in this Indenture that are defined by the Trust Indenture Act of 1939, defined by Trust Indenture Act of 1939 reference to another statute or defined by Commission rule under the Trust Indenture Act of 1939 and not otherwise defined herein have the meanings so assigned to them either in the Trust Indenture Act of 1939, by another statute or Commission rule, as applicable.

Section 1.4   Rules of Construction.

(a)   Unless the context otherwise requires:

(i)   a term has the meaning assigned to it;

(ii)   an accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP;

(iii)   "or" is not exclusive;

(iv)   words in the singular include the plural, and in the plural include the singular;

(v)   all references in this instrument to "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and subdivisions of this instrument as originally executed;

(vi)   the words "herein," "hereof' and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

(vii)   "including" means "including without limitation;"

(viii)   provisions apply to successive events and transactions; and

(ix)   references to sections of or rules under the Securities Act, the Exchange Act or the Trust Indenture Act of 1939 shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time thereunder.

ARTICLE TWO
NOTES

Section 2.1   Form and Dating.

(a)   *General.* The Notes and the Trustee's certificate of authentication shall be substantially in the form included in Exhibit A hereto, which is hereby incorporated in and expressly made part of this Indenture. The Notes may have notations, legends or endorsements required by law, exchange rule or usage in addition to those set forth on Exhibit A. Each Note shall be dated the date of its authentication. The Notes shall be in denominations of $1,000 and integral multiples thereof. The terms and provisions contained in the Notes shall constitute a part of this Indenture, and the Issuer, the Guarantor and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. To the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b)   *Form of Notes*. Notes shall be issued initially in global form and shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note shall represent such aggregate principal amount of the Outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of Outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of Outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions and transfers of interests therein. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of Outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.6 hereof.

(c)   *Book-Entry Provisions*. This Section 2.1(c) shall apply only to Global Notes deposited with the Trustee, as custodian for the Depositary. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Guarantor or the Trustee or any agent of the Issuer, the Guarantor, or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants or Indirect Participants, the Applicable Procedures or the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(d)   *Euroclear and Clearstream Procedures Applicable*. The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream" and "Customer Handbook" of Clearstream shall be applicable to transfers of beneficial interests in Global Notes that are held by Participants through Euroclear or Clearstream.

Section 2.2   **Execution and Authentication.**

(a)   One Officer shall execute the Notes on behalf of the Issuer by manual or facsimile signature.

(b)   If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated by the Trustee, the Note shall nevertheless be valid.

(c)   A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture. The form of Trustee's certificate of authentication to be borne by the Note shall be substantially as set forth in Exhibit A hereto.

(d)   The Trustee shall, upon a written order of the Issuer signed by an Officer (an "Authentication Order") authenticate Notes for original issue.

Section 2.3   Registrar and Paying Agent.

(a)   The Issuer shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where Notes may be presented for payment ("Paying Agent"). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Issuer may enter into an appropriate agency agreement with any Agent not party to this Indenture, which may incorporate the provisions of the Trust Indenture Act of 1939. Such Agreement shall implement the provisions of this Indenture that relate to such Agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 5.6. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar.

(b)   The Issuer initially appoints The Depository Trust Company ("DTC") to act as Depositary with respect to the Global Notes.

(c)   The Issuer initially appoints the Trustee to act as Registrar and Paying Agent, agent for service of notices and demands in connection with the Global Note and to act as Custodian with respect to the Global Notes, and the Trustee hereby agrees so to initially act.

Section 2.4   Paying Agent to Hold Money in Trust.

The Issuer shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and shall notify the Trustee of any Default by the Issuer in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all funds held by it relating to the Notes to the Trustee. The Issuer at any time may require a Paying Agent to pay all funds held by it relating to the Notes to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer) shall have no further liability for such funds. If the Issuer or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all funds held by it as Paying Agent. Upon any Event of Default under Sections 4.1(d) and (e) hereof relating to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

Section 2.5　Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with Trust Indenture Act of 1939 §312(a). If the Trustee is not the Registrar, the Issuer shall furnish or cause to be furnished to the Trustee at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date or such shorter time as the Trustee may allow, as the Trustee may reasonably require of the names and addresses of the Holders and the Issuer shall otherwise comply with Trust Indenture Act of 1939 §312(a).

Section 2.6　Transfer and Exchange.

(a)　*Transfer and Exchange of Global Notes*. A Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. The Issuer shall exchange Global Notes for Definitive Notes if: (1) the Issuer delivers to the Trustee a notice from the Depositary that the Depositary is unwilling or unable to continue to act as Depositary for the Global Notes or that it has ceased to be a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Issuer within 120 days after the date of such notice from the Depositary; (2) the Issuer at its option determines that the Global Notes shall be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee; or (3) a Default or Event of Default shall have occurred and be continuing. Upon the occurrence of any of the preceding events in clauses (1), (2) or (3) above, Definitive Notes shall be issued in denominations of $1,000 or integral multiples thereof and in such names as the Depositary shall instruct the Trustee in writing. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.7 and 2.10 hereof. Except as provided above, every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.6 or Section 2.7 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.6(a), and beneficial interests in a Global Note may not be transferred and exchanged other than as provided in Section 2.6(b), (c), (d), (e) or (h) hereof.

(b)　*Transfer and Exchange of Beneficial Interests in the Global Notes*. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in any Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in a Global Note.　Except as may be required by any Applicable Procedures, no written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.6(b).

(c)　*Transfer and Exchange of Beneficial Interests for Definitive Notes.* Subject to Section 2.6(a) hereof, if any holder of a beneficial interest in a Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, the Trustee shall reduce or cause to be reduced in a corresponding amount pursuant to Section 2.6(g) hereof the aggregate principal amount of the applicable Global Note, and the Issuer shall execute and, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, the Trustee shall authenticate and deliver a Definitive Note in the appropriate principal amount to the Person designated by the holder of such beneficial interest in instructions delivered to the Registrar by the Depositary and the applicable Participant or Indirect Participant on behalf of such holder. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.6(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall designate in such instructions. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are registered.

(d)   *Transfer and Exchange of Definitive Notes for Beneficial Interests.* A holder of a Definitive Note may exchange such Note for a beneficial interest in a Global Note or transfer such Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Global Note at any time. Upon receipt of a request for such an exchange or transfer in form satisfactory to the Registrar, the Trustee shall cancel the applicable Definitive Note and increase or cause to be increased in a corresponding amount pursuant to Section 2.6(g) hereof the aggregate principal amount of one of the Global Notes.

(e)   *Transfer and Exchange of Definitive Notes for Definitive Notes*. Upon request by a holder of Definitive Notes and such holder's compliance with the provisions of this Section 2.6(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such holder.

(f)   *Legends*. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(i)   <u>Global Note Legend</u>. Each Global Note shall bear a legend in substantially the following form:

"THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.6 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.6(a) OF THE INDENTURE, (III)THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS

A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

(g)   *Cancellation and/or Adjustment of Global Notes*. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note shall be returned to or retained and cancelled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(h)   *General Provisions Relating to Transfers and Exchanges*.

(i)   No service charge shall be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 4.12 and 9.5 hereof).

(ii)   All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same Indebtedness, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

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(iii)   Neither the Registrar nor the Issuer shall be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 11.2 hereof and ending at the close of business on the date of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a record date (including a Regular Record Date) and the next succeeding Interest Payment Date.

(iv)   Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes, in each case regardless of any notice to the contrary.

(v)   All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.6 to effect a registration of transfer or exchange may be submitted by facsimile.

(vi)   The Trustee is hereby authorized and directed to enter into a letter of representation with the Depositary in the form provided by the Issuer and to act in accordance with such letter.

(vii)   To permit registrations of transfers and exchanges, the Issuer shall execute, and the Trustee shall authenticate, Global Notes and Definitive Notes upon the Issuer's order or at the Registrar's request.

(viii)   The Registrar shall not be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(ix)   The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.2.

Section 2.7   **Replacement Notes.**

If any mutilated Note is surrendered to the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer shall issue and the Trustee, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, shall authenticate a replacement Note. If required by the Trustee or the Issuer, the Holder of such Note shall provide indemnity sufficient, in the judgment of the Trustee or the Issuer, as applicable, to protect the Issuer, the Trustee, any Agent and any Authenticating Agent from any loss that any of them may suffer in connection with such replacement. If required by the Issuer, such Holder shall reimburse the Issuer for its reasonable expenses in connection with such replacement.

Every replacement Note issued in accordance with this Section 2.7 shall be the valid obligation of the Issuer evidencing the same Indebtedness as the destroyed, lost or stolen

Note and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.8   Outstanding Notes.

(a)   The Notes Outstanding at any time shall be the entire principal amount of Notes represented by all the Global Notes and Definitive Notes authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation, those subject to reductions in beneficial interests effected by the Trustee in accordance with Section 2.6 hereof, and those described in this Section 2.8 as not Outstanding. Except as set forth in Section 2.9 hereof, a Note shall not cease to be Outstanding because the Issuer or an Affiliate of the Issuer holds the Note; provided, however, that Notes held by the Issuer or a Subsidiary of the Issuer shall be deemed not to be outstanding for purposes of Section 3.7 hereof.

(b)   If a Note is replaced pursuant to Section 2.7 hereof, it shall cease to be Outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.

(c)   If the principal amount of any Note is considered paid under Section 3.1 hereof, it shall cease to be Outstanding and interest on it shall cease to accrue.

(d)   If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date, a Purchase Date or maturity date, funds sufficient to pay Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer Outstanding and shall cease to accrue interest.

Section 2.9   Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer or by any Affiliate of the Issuer shall be considered as though not Outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that the Trustee knows are so owned shall be so disregarded.

Section 2.10   Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of Definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate Global Notes or Definitive Notes in exchange for temporary Notes, as applicable.

Holders of temporary Notes shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.11 Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. Upon sole direction of the Issuer, the Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of such cancelled Notes in accordance with its customary procedures (subject to the record retention requirements of the Exchange Act or other applicable laws) unless the Issuer directs them to be returned to them. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 3.1 hereof. The Issuer shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer shall fix or cause to be fixed each such special record date and payment date, provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) shall mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.13 CUSIP or ISIN Numbers.

The Issuer in issuing the Notes may use "CUSIP" and/or "ISIN" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" and/or "ISIN" numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption or notice of an offer to purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or offer to purchase shall not be affected by any defect in or omission of such numbers. The Issuer shall promptly notify the Trustee of any change in the "CUSIP" and/or "ISIN" numbers.

Section 2.14 Issuance of Additional Notes.

The Issuer shall be entitled, subject to its compliance with Sections 3.4 and 3.5 hereof, to issue Additional Notes under this Indenture which shall have identical terms as the Notes issued on the date hereof, other than with respect to the date of issuance, issue price and, if applicable, the first payment of interest thereon. The Notes issued on the date hereof and any Additional Notes shall be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, consents, directions, declarations, amendments, redemptions and offers to purchase.

With respect to any Additional Notes, the Issuer shall set forth in Board Resolution and an Officers' Certificate, a copy of each of which shall be delivered to the Trustee, the following information:

(1)   the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture; and

(2)   the issue price and the issue date; *provided, however,* that no Additional Notes may be issued at a price that would cause such Additional Notes to have "original issue discount" within the meaning of Section 1273 of the Code.

Section 2.15   Record Date.

The record date for purposes of determining the identity of Holders of Notes entitled to vote or consent to any action by vote or consent authorized or permitted under this Indenture shall be determined as provided for in Trust Indenture Act of 1939 §316(c).

ARTICLE THREE
COVENANTS OF THE ISSUER

Section 3.1   Payment of Principal and Interest

The Issuer covenants and agrees for the benefit of the Holder that it will duly and punctually pay or cause to be paid the principal of, and interest on, each of the Notes (together with any additional amounts payable pursuant to the terms of such Notes) at the place or places, at the respective times and in the manner provided in such Notes and in this Indenture. If any temporary Note provides that interest thereon may be paid while such Note is in temporary form, the interest on any such temporary Note (together with any additional amounts payable pursuant to the terms of such Note) shall be paid only upon presentation of such Notes for notation thereon of the payment of such interest, in each case subject to any restrictions that may be established pursuant to Article Two. The interest on Notes (together with any additional amounts payable pursuant to the terms of such Notes) shall be payable only to or upon the written order of the Holders thereof entitled thereto and, at the option of the Issuer, may be paid by wire transfer or by mailing checks for such interest payable to or upon the written order of such Holders at their last addresses as they appear on the registry books of the Issuer.

Section 3.2   Appointment to Fill a Vacancy in Office of Trustee.

The Issuer, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 5.9, a Trustee, so that there shall at all times be a Trustee with respect the Notes.

Section 3.3   Written Statement to Trustee.

The Issuer will furnish to the Trustee on or before January 31 in each year (beginning with January 31, 2007) a brief certificate (which need not comply with Section 10.5) from the principal executive, financial or accounting officer of Boardwalk GP as to his or her knowledge of the Issuer's compliance with all conditions and covenants under the Indenture (such compliance to be determined without regard to any period of grace or requirement of notice provided under the Indenture).

Section 3.4   **Limitations upon Liens.**

After the date hereof and so long as any Notes are Outstanding, the Issuer will not, and will not permit any Subsidiary to, issue, assume or guarantee any Indebtedness secured by a mortgage, pledge, lien, security interest or encumbrance (any mortgage, pledge, lien, security interest or encumbrance being hereinafter in this Article Three referred to as a "mortgage" or "mortgages" or as a "lien" or "liens") of, or upon, any property of the Issuer or of any Subsidiary, without effectively providing that the Notes shall be equally and ratably secured with such Indebtedness; provided, however, that the foregoing restriction shall not apply to:

(a)   Any purchase money mortgage created by the Issuer or a Subsidiary to secure all or part of the purchase price of any property (or to secure a loan made to enable the Issuer or a Subsidiary to acquire the property described in such mortgage), provided that the principal amount of the Indebtedness secured by any such mortgage, together with all other Indebtedness secured by a mortgage on such property, shall not exceed the purchase price of the property acquired;

(b)   Any mortgage existing on any property at the time of the acquisition thereof by the Issuer or a Subsidiary whether or not assumed by the Issuer or a Subsidiary, and any mortgage on any property acquired or constructed by the Issuer or a Subsidiary and created not later than 12 months after (i) completion of such acquisition or construction or (ii) commencement of full operation of such property, whichever is later; provided, however, that, if assumed or created by the Issuer or a Subsidiary, the principal amount of the Indebtedness secured by such mortgage, together with all other Indebtedness secured by a mortgage on such property, shall not exceed the purchase price of the property, acquired and/or the cost of the property constructed;

(c)   Any mortgage created or assumed by the Issuer or a Subsidiary on any contract for the sale of any product or service or any rights thereunder or any proceeds therefrom, including accounts and other receivables, related to the operation or use of any property acquired or constructed by the Issuer or a Subsidiary and created not later than 12 months after (i) such acquisition or completion of such construction or (ii) commencement of full operation of such property, whichever is later;

(d)   Any mortgage existing on any property of a Subsidiary at the time it becomes a Subsidiary and any mortgage on property existing at the time of acquisition thereof,

(e)   Any refunding or extension of maturity, in whole or in part, of any mortgage created or assumed in accordance with the provisions of subdivision (a), (b), (c) or (d) above or (o), (p), or (y) below, provided that the principal amount of the Indebtedness secured by such refunding mortgage or extended mortgage shall not exceed the principal amount of the Indebtedness secured by the mortgage to be refunded or extended outstanding at the time of such refunding or extension and that such refunding mortgage or extended mortgage shall be limited in lien to the same property that secured the mortgage so refunded or extended;

(f)   Any mortgage created or assumed by the Issuer or a Subsidiary to secure loans to the Issuer or a Subsidiary maturing within 12 months of the date of creation thereof and not renewable or extendible by the terms thereof at the option of the obligor beyond such 12 months, and made in the ordinary course of business;

(g)   Mechanics' or materialmen's liens or any lien or charge arising by reason of pledges or deposits to secure payment of workmen's compensation or other insurance, good faith deposits in connection with tenders or leases of real estate, bids or contracts (other than contracts for the payment of money), deposits to secure public or statutory obligations, deposits to secure or in lieu of surety, stay or appeal bonds and deposits as security for the payment of taxes or assessments or other similar charges;

(h)   Any mortgage arising by reason of deposits with or the giving of any form of security to any governmental agency or any body created or approved by law or governmental regulation for any purpose at any time as required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or license, or to enable the Issuer or a Subsidiary to maintain self-insurance or to participate in any fund for liability on any insurance risks or in connection with workmen's compensation, unemployment insurance, old age pensions or other social security or to share in the privileges or benefits required for companies participating in such arrangements;

(i)   Mortgages upon rights-of-way;

(j)   Undetermined mortgages and charges incidental to construction or maintenance;

(k)   The right reserved to, or vested in, any municipality or governmental or other public authority or railroad by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right, power, franchise, grant, license or permit;

(l)   The lien of taxes and assessments which are not at the time delinquent;

(m)   The lien of specified taxes and assessments which are delinquent but the validity of which is being contested in good faith at the time by the Issuer or a Subsidiary;

(n)   The lien reserved in leases for rent and for compliance with the terms of the lease in the case of leasehold estates;

(o)   Defects and irregularities in the titles to any property (including rights-of-way and easements) which are not material to the business of the Issuer and its Subsidiaries considered as a whole;

(p)   Any mortgages securing Indebtedness neither assumed nor guaranteed by the Issuer or a Subsidiary nor on which it customarily pays interest, existing upon real estate or rights in or relating to real estate (including rights-of-way and easements) acquired by the Issuer or a Subsidiary, which mortgages do not materially impair the use of such property for the purposes for which it is held by the Issuer or such Subsidiary;

(q)   Easements, exceptions or reservations in any property of the Issuer or a Subsidiary granted or reserved for the purpose of pipelines, roads, telecommunication equipment and cable, streets, alleys, highways, railroad purposes, the removal of oil, gas, coal or other minerals or timber, and other like purposes, or for the joint or common use of real property, facilities and equipment, which do not materially impair the use of such property for the purposes for which it is held by the Issuer or such Subsidiary;

(r)   Rights reserved to or vested in any municipality or public authority to control or regulate any property of the Issuer or a Subsidiary, or to use such property in any manner which does not materially impair the use of such property for the purposes for which it is held by the Issuer or such Subsidiary;

(s)   Any obligations or duties, affecting the property of the Issuer or a Subsidiary, to any municipality or public authority with respect to any franchise, grant, license or permit;

(t)   The liens of any judgments in an aggregate amount not in excess of $2,000,000 or the lien of any judgment the execution of which has been stayed or which has been appealed and secured, if necessary, by the filing of an appeal bond;

(u)   Zoning laws and ordinances;

(v)   Any mortgage existing on any office equipment, data processing equipment (including computer and computer peripheral equipment) or transportation equipment (including motor vehicles, aircraft and marine vessels);

(w)   Leases now or hereafter existing and any renewals or extensions thereof;

(x)   Any lien on inventory and receivables incurred in the ordinary course of business to secure Indebtedness incurred for working capital purposes including liens incurred in connection with a sale of receivables; and

(y)   Any mortgage not permitted by clauses (a) through (x) above if at the time of, and after giving effect to, the creation or assumption of any such mortgage, the aggregate of all Indebtedness of the Issuer and its Subsidiaries secured by all such mortgages not so permitted by clauses (a) through (x) above do not exceed 10% of Consolidated Net Tangible Assets.

In the event that the Issuer or a Subsidiary shall hereafter secure the Notes equally and ratably with any other obligation or Indebtedness pursuant to the provisions of this Section 3.6, the Trustee is hereby authorized to enter into an indenture supplemental hereto and to take such action, if any, as it may deem advisable to enable it to enforce effectively the rights of the Holders of the Notes so secured, equally and ratably with such other obligation or Indebtedness.

Trustee, at its request, shall be provided with an Opinion of Counsel as conclusive evidence that any such supplemental indenture or steps taken to secure the Notes equally and ratably comply with the provisions of this Section.

Section 3.5   **Limitation on Sale and Leaseback Transactions.**

The Issuer agrees that it will not, and will not permit any Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Issuer or a Subsidiary of any Principal Property, acquired or placed into service more than 180 days prior to such arrangement (except for leases of three years or less), whereby such property has been or is to be sold or transferred by the Issuer or any Subsidiary to such Person (herein referred to as a "Sale and Lease-Back Transaction"), unless:

(i)   the Issuer or any Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Indebtedness secured by a mortgage on such Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such transaction without equally and ratably securing the Notes pursuant to Section 3.4 hereof; or

(ii)   the Issuer shall covenant that it will apply an amount equal to the net proceeds from the sale of the Principal Property so leased to the retirement (other than any mandatory retirement) of its Funded Indebtedness within 90 days of the effective date of any such Sale and Lease-Back Transaction, provided that the amount to be applied to the retirement of Funded Indebtedness of the Issuer shall be reduced by (i) the principal amount of any Notes delivered by the Issuer to the Trustee within 90 days after such Sale and Lease-Back Transaction for retirement and cancellation, and (ii) the principal amount of Funded Indebtedness, other than Notes, voluntarily retired by the Issuer within 90 days following such Sale and Lease-Back Transaction, provided, further, that the covenant contained in this Section shall not apply to, and there shall be excluded from Attributable Debt in any computation under this Section, Attributable Debt with respect to any Sale and Lease-Back Transaction if:

(A)   such Sale and Lease-Back Transaction is entered into in connection with transactions which are part of an industrial development or pollution control financing, or

(B)   the only parties involved in such Sale and Lease-ack Transaction are the Issuer and any Subsidiary or any Subsidiaries.

Notwithstanding these restrictions on Sale and Lease-Back Transaction, the Issuer and its Subsidiaries may enter into, create, assume and suffer to exist Sale and Lease-Back Transactions, not otherwise permitted hereby, if at the time of, and after giving effect to, such Sale and Lease-Back Transaction, the total consolidated Attributable Debt of the Issuer and its Subsidiaries does not exceed 10% of Consolidated Net Tangible Assets.

Section 3.6   **[Reserved].**

Section 3.7   **Holders Lists.**

If and so long as the Trustee shall not be the Registrar for the Notes, the Issuer will furnish or cause to be furnished to the Trustee a list in such form as the Trustee may reasonably require of the names and addresses of the holders of the Notes pursuant to §312 of the

Trust Indenture Act of 1939 (a) semi-annually not more than 15 days after each record date for the payment of interest on such Notes, as hereinabove specified, as of such record date and on dates to be determined pursuant to Section 2.5 for non-interest bearing securities in each year, and (b) at such other times as the Trustee may request in writing, within thirty days after receipt by the Issuer of any such request as of a date not more than 15 days prior to the time such information is furnished. Holders may communicate pursuant to §312(b) of the Trust Indenture Act of 1939 with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Guarantor, the Trustee, the Registrar and anyone else shall have the protection of §312(c) of the Trust Indenture Act of 1939.

Section 3.8   **Reports by the Issuer.**

The Issuer covenants to file with the Trustee, within 15 days after the Issuer is required to file the same with the Commission, copies of the annual reports and of the information, documents, and other reports which the Issuer may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

Section 3.9   **Reports by the Trustee.**

Any Trustee's report required under §313(a) of the Trust Indenture Act of 1939 shall be transmitted on or before April 15 in each year following the date hereof, so long as any Notes are Outstanding hereunder, and shall be dated as of a date convenient to the Trustee no more than 60 nor less than 45 days prior thereto, provided that, if no event described in §313(a) of the Trust Indenture Act of 1939 has occurred within the twelve months preceding the reporting date, no report need be transmitted. The Trustee shall also comply with §313(b) of the Trust Indenture Act.


ARTICLE FOUR
DEFAULTS ADD REMEDIES


Section 4.1   **Event of Default Defined, Acceleration of Maturity, Waiver of Default.**

"Event of Default" with respect to the Notes wherever used herein, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)   default in the payment of any installment of interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

(b)   default in the payment of all or any part of the principal on any of the Notes as and when the same shall become due and payable either at maturity, upon any redemption, by declaration or otherwise; or

(c)   default in the performance, or breach, of any covenant or warranty of the Issuer or the Guarantor in respect of the Notes (other than a covenant or warranty in respect of the Notes a default in whose performance or whose breach is elsewhere in this Section specifically dealt with) and continuance of such default or breach for a period of 60 days (or 180 days in the case of a Reporting Failure) after there has been given, by registered or certified mail, to the Issuer and the Guarantor by the Trustee or to the Issuer, the Guarantor and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(d)   either (1) default in payment of any Indebtedness of the Issuer, the Guarantor or any Subsidiary of the Issuer within any applicable grace period after final maturity or (2) the acceleration of Indebtedness of the Issuer, the Guarantor or any Subsidiary of the Issuer by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $50.0 million; or

(e)   the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer, the Guarantor or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer, the Guarantor or any Significant Subsidiary under the federal bankruptcy law or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer, the Guarantor or any Significant Subsidiary or for any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Issuer, the Guarantor or any Significant Subsidiary, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(f)   the institution by the Issuer, the Guarantor or any Significant Subsidiary of proceedings to be adjudicated as bankrupt or insolvent or the consent by the Issuer, the Guarantor or any Significant Subsidiary to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Issuer, the Guarantor or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under the federal bankruptcy law or any other applicable federal or state law, or the consent by the Issuer, the Guarantor or any Significant Subsidiary to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer, the Guarantor or any Significant Subsidiary or for any substantial part of its property, or the making by the Issuer, the Guarantor or any Significant Subsidiary of any general assignment for the benefit of creditors;

provided, however, that the occurrence of any of the events described in the foregoing clause (c) shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public

Accountants at the date as of which this Indenture is executed and a certificate to such effect is delivered to the Trustee by the Issuer's independent public accountants.

If an Event of Default described in clauses (a), (b), (c) or (d) above occurs and is continuing, then, and in each and every such case, unless the principal of all the Notes shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of all the Notes then Outstanding hereunder, by notice in writing to the Issuer and the Guarantor (and to the Trustee if given by Noteholders), may declare the entire principal of all of the Notes then Outstanding, and interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (e) or (f) occurs and is continuing, then and in each and every such case, unless the principal of all the Notes shall have already become due and payable, the entire principal of all of the Notes then Outstanding, and interest accrued thereon, if any, will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any Holders.

The foregoing provisions, however, are subject to the condition that if, at any time after the principal of the Notes shall have been so declared due and payable or become automatically due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Issuer shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Notes and the principal of any and all Notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest specified in the Notes and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee and their agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and if any and all Events of Default under this Indenture, other than the non-payment of the principal of Notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein then and in every such case the Holders of a majority in aggregate principal amount of all the Notes then Outstanding, by written notice to the Issuer, the Guarantor and to the Trustee, may waive all defaults with respect to the Notes and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

Section 4.2   Collection of Indebtedness by Trustee; Trustee May Prove Debt.

The Issuer covenants that (a) in case default shall be made in the payment of any installment of interest on any of the Notes when such interest shall have become due and payable, and such default shall have continued for a period of 30 days or (b) in case default shall be made in the payment of all or any part of the principal of any of the Notes when the same shall have become due and payable, whether upon maturity of the Notes or upon any redemption or by declaration or otherwise, then upon demand of the Trustee, the Issuer will pay to the Trustee for the benefit of the Holders of the Notes the whole amount that then shall have become due and payable on all Notes for principal or interest, as the case may be (with interest to the date of such payment upon the overdue principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest at the same rate as the rate of interest specified in the Notes); and in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of its negligence or bad faith.

Until such demand is made by the Trustee, the Issuer may pay the principal of and interest on the Notes to the registered Holders, whether or not the principal of and interest on Notes be overdue.

In case the Issuer shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against the Issuer or other obligor upon the Notes and collect in the manner provided by law out of the property of the Issuer or other obligor upon the Notes, wherever situated, the moneys adjudged or decreed to be payable.

In case there shall be pending proceedings relative to the Issuer, the Guarantor or any other obligor upon the Notes under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or other similar law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Issuer, the Guarantor or their property or such other obligor, or in case of any other comparable judicial proceedings relative to the Issuer, the Guarantor or other obligor upon the Notes, or to the creditors or property of the Issuer, the Guarantor or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section, shall be entitled and empowered, by intervention in such proceedings or otherwise:

(a)   to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Notes, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Holders allowed in any judicial proceedings relative to the Issuer or other obligor upon the Notes, or to the creditors or property of the Issuer or such other obligor,

(b)   unless prohibited by applicable law and regulations, to vote on behalf of the Holders of the Notes in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings, and

(c)   to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of the Holders and of the Trustee on their behalf, and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Holders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to the Holders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar Person.

All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes or the production thereof in any trial or other proceedings relative thereto, and any such action or proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders of the Notes in respect of which such action was taken.

In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Notes in respect to which such action was taken, and it shall not be necessary to make any Holders of the Notes parties to any such proceedings.

Section 4.3   Application of Proceeds.

Any moneys collected by the Trustee pursuant to this Article Four shall be applied in the following order at the date or dates fixed by the Trustee and, in case of the distribution of such moneys on account of principal or interest, upon presentation of the several Notes in respect of which monies have been collected and stamping (or otherwise noting) thereon the payment, or issuing Notes in reduced principal amounts in exchange for the presented Notes, if only partially paid, or upon surrender thereof if fully paid:

FIRST: To the payment of costs and expenses applicable to the Notes in respect of which monies have been collected, including reasonable compensation to the Trustee and each predecessor Trustee and their respective agents and attorneys and of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith;

SECOND: In case the principal of the Notes in respect of which moneys have been collected shall not have become and be then due and payable, to the payment of interest on the Notes in default in the order of the maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest at the same rate as the rate of interest specified in such Notes, such payments to be made ratably to the Persons entitled thereto, without discrimination or preference;

THIRD: In case the principal of the Notes in respect of which moneys have been collected shall have become and shall be then due and payable, to the payment of the whole amount then owing and unpaid upon all the Notes for principal and interest, with interest upon the overdue principal, and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest at the same rate as the rate of interest specified in the Notes; and in case such moneys shall be insufficient to pay in full the whole amount so due and unpaid upon the Notes, then to the payment of such principal and interest, without preference or priority of principal over interest, or of interest over principal, or of any installment of interest over any other installment of interest, ratably to the aggregate of such principal and accrued and unpaid interest; and

FOURTH: To the payment of the remainder, if any, to the Issuer.

Section 4.4   Suits for Enforcement.

In case an Event of Default has occurred, has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 4.5   Restoration of Rights on Abandonment of Proceedings.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee, then and in every such case the Issuer, the Guarantor and the Trustee shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Issuer, the Guarantor, the Trustee and the Holders shall continue as though no such proceedings had been taken.

Section 4.6   Limitations on Suits by Holders.

No Holder of any Note shall have any right by virtue or by availing of any provision of this Indenture to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Indenture, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of default and of the continuance thereof, as herein before provided, and unless also the Holders of not less than 25% in aggregate principal amount of the Notes shall have made written request upon the Trustee to institute such action or proceedings in its own name as Trustee hereunder and shall have offered to the Trustee such indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 4.9; it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holder and the Trustee, that no one or more Holders of Notes shall have any right in any manner whatever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other such Holder of Notes, or to obtain or seek to obtain priority over or preference to any other such Holder or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Notes. For the protection and enforcement of the provisions of this Section, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 4.7   **Unconditional Right of Holders to Institute Certain Suits.**

Notwithstanding any other provision in this Indenture and any provision of any Note, the right of any Holder of any Note to receive payment of the principal of and interest on such Note on or after the respective due dates expressed or provided for in such Note, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 4.8   **Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default.**

Except as provided in Section 4.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Notes is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

No delay or omission of the Trustee or of any Holder of Notes to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and, subject to Section 4.6, every power and remedy given by this Indenture or by law to the Trustee or to the Holders of Notes may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders of Notes.

Section 4.9   **Control by Holders of Notes.**

The Holders of a majority in aggregate principal amount of the Notes at the time Outstanding shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Notes by this Indenture; provided that such direction shall not be otherwise than in accordance with law and the provisions of this Indenture and provided further that (subject to the provisions of Section 5.1) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee, or a trust committee of directors or Responsible Officers of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forebearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the Notes not joining in the giving of said direction, it being understood that (subject to Section 5.1) the Trustee shall have no duty to ascertain whether or not such actions or forebearances are unduly prejudicial to such Holders.

Nothing in this Indenture shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction or directions by Holders.

Section 4.10   **Waiver of Past Defaults.**

Prior to the acceleration of the maturity of any Notes as provided in Section 4. 1, the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding with respect to which an Event of Default shall have occurred and be continuing may on behalf of the Holders of all such Notes waive any past default or Event of Default described in Section 4.1 and its consequences, except a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the Holder of each Note affected. In the case of any such waiver, the Issuer, the Guarantor, the Trustee and the Holders of all such Notes shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Upon any such waiver, such default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

Section 4.11   **Trustee to Give Notice of Default, But May Withhold in Certain Circumstances.**

The Trustee shall, within 90 days after the occurrence of a Default with respect to the Notes, give notice of all Defaults known to the Trustee (i) if any Notes are then Outstanding, to the Holders thereof, by publication at least once in an Authorized Newspaper in the Borough of Manhattan, The City of New York and at least once in an Authorized Newspaper in London (and, if required by Section 3.8, at least once in an Authorized Newspaper in Luxembourg) and (ii) to all Holders of Notes in the manner and to the extent provided in §313(c) of the Trust Indenture Act of 1939, unless in each case such Defaults shall have been cured before the mailing or publication of such notice; provided that, except in the case of default in the payment of the principal of or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders.

Section 4.12   **Right of Court to Require Filing of Undertaking to Pay Costs.**

All parties to this Indenture agree, and each Holder of any Note by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than 10% in aggregate principal amount of the Notes or, in the case of any suit relating to or arising under clause (c) or (f) of Section 4.1 or to any suit instituted by any Holder for the enforcement of the payment of the principal of or interest on any Note on or after the due date expressed in such Note or any date fixed for redemption.

ARTICLE FIVE
CONCERNING THE TRUSTEE

Section 5.1   **Duties and Responsibilities of the Trustee; During Default; Prior to Default.**

With respect to the Holders of Notes issued hereunder, the Trustee, prior to the occurrence of an Event of Default with respect to the Notes and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default with respect to the Notes has occurred (which has not been cured or waived) the Trustee shall exercise with respect to the Notes such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that

(a)   prior to the occurrence of an Event of Default with respect to the Notes and after the curing or waiving of all such Events of Default with respect to which may have occurred:

(i)   the duties and obligations of the Trustee with respect to the Notes shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii)   in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any statements, certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such statements, certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy or mathematical calculations or other facts stated therein);

(b)   the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(c)   the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders pursuant to Section 4.9 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there shall be reasonable ground for believing that the repayment of such funds or adequate indemnity against such liability is not reasonably assured to it.

The provisions of this Section 5.1 are in furtherance of and subject to Sections 315 and 316 of the Trust Indenture Act of 1939.

Section 5.2   Certain Rights of Trustee.

In furtherance of and subject to the Trust Indenture Act of 1939, and subject to Section 5.1:

(a)   the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, Officers' Certificate or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note, Note or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)   any request, direction, order or demand of the Issuer mentioned herein shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any resolution of the Board of Directors may be evidenced to the Trustee by a copy thereof certified by the secretary or an assistant secretary of Boardwalk GP;

(c)   the Trustee may consult with counsel of its selection and any advice or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith and in reliance thereon in accordance with such advice or Opinion of Counsel;

(d)   the Trustee shall be under no obligation to exercise any of the trusts or powers vested in it by this Indenture at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred therein or thereby,

(e)   the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion, rights or powers conferred upon it by this Indenture;

(f)   prior to the occurrence of an Event of Default hereunder and after the curing or waiving of all Events of Default, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, Note, or other paper or document unless requested in writing so to do by the Holders of not less than a majority in aggregate principal amount of the Notes then Outstanding; provided that, if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such expenses or liabilities as a condition to proceeding; the reasonable expenses of every such investigation shall be paid by the Issuer or, if paid by the Trustee or any predecessor Trustee, shall be repaid by the Issuer upon demand;

(g)   the Trustee may execute any of the trusts or powers or perform any duties either directly or by or through agents or attorneys not regularly in its employ and the Trustee shall not be responsible for any misconduct or negligence on the part of any such agent or attorney appointed by it with due care;

(h)   in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(i)   the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture;

(j)   the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder; and

(k)   the Trustee may request that the Issuer deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

Section 5.3   Trustee Not Responsible for Recitals Disposition of Notes or Applications of Proceeds Thereof.

The recitals contained herein and in the Notes, except the Trustee's certificates of authentication, shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representation as to the validity or sufficiency of this Indenture or of the Notes, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Notes and perform all its obligations hereunder, and that the statements made by it in the Statement of Eligibility on Form T-1 supplied to the Issuer are true and accurate. The Trustee shall not be accountable for the use or application by the Issuer of any of the Notes or of the proceeds thereof.

Section 5.4   Trustee and Agents May Hold Notes; Collections etc.

The Trustee or any agent of the Issuer or the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not the Trustee or such agent and may otherwise deal with the Issuer and receive, collect, hold and retain collections from the Issuer with the same rights it would have if it were not the Trustee or such agent, subject to the provisions of the Trust Indenture Act of 1939 relating to conflicts of interest and preferential claims.

Section 5.5   Moneys Held by Trustee.

Subject to the provisions of Section 9.4 hereof, all moneys received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by mandatory provisions of law. Neither the Trustee nor any agent of the Issuer or the Trustee shall be under any liability for interest on any moneys received by it hereunder.

Section 5.6   Compensation and Indemnification of Trustee and Its Prior Claim.

Each of the Issuer and the Guarantor covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation as shall be agreed upon in writing (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) and each of the Issuer and the Guarantor covenants and agrees to pay or reimburse the Trustee and each predecessor Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by or on behalf of it in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all agents and other persons not regularly in its employ) except any such expense, disbursement or advance as shall be determined to have been caused by its own negligence or willful misconduct. Each of the Issuer and the Guarantor also covenants to indemnify the Trustee and each predecessor Trustee for, and to hold it harmless against, any and all loss, liability claim, damage or expense, including taxes (other than those based on or measured by the income of the Trustee) incurred without negligence or willful misconduct faith on its part, arising out of or in connection with the acceptance or administration of this Indenture or the trusts hereunder and its duties hereunder, including the costs and expenses of defending itself against or investigating any claim of liability (whether asserted by the Issuer, any Holder or any other Person) in the premises. The obligations of the Issuer and the Guarantor under this Section to compensate and indemnify the Trustee and each predecessor Trustee and to pay or reimburse the Trustee and each predecessor Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture or the resignation or removal of the Trustee. Such additional indebtedness shall be a senior claim to that of the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Notes, and the Notes are hereby subordinated to such senior claim. When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 4.1(d) or 4.1(e), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable Federal or state bankruptcy, insolvency or other similar law.

Section 5.7   Right of Trustee to Rely on Officers' Certificate.

Subject to Sections 5.1 and 5.2, whenever in the administration of the trusts of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee, and such certificate, in the absence of negligence or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 5.8   Persons Eligible for Appointment as Trustee.

The Trustee shall at all times be a corporation organized and doing business under the laws of the United States of America or of any state or the District of Columbia having a combined capital and surplus of at least $50,000,000, and which is eligible in accordance with the provisions of § 310(a) of the Trust Indenture Act of 1939. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of a federal, state or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. No obligor on the Notes or Person directly or indirectly controlling, controlled by, or under common control with such obligor shall serve as Trustee. The Trustee shall comply with § 310(b) of the Trust Indenture Act of 1939; provided that, there shall be excluded from the operation of § 310(b)(1) of the Trust Indenture Act of 1939, this Indenture or indentures under which other securities or certificates of interest, or participation in other securities of the Issuer are outstanding if the requirements for such exclusion set forth in § 310(b)(1) of the Trust Indenture Act of 1939 are met.

Section 5.9   Resignation and Removal; Appointment of Successor Trustee

(a)   The Trustee, or any trustee or trustees hereafter appointed, may at any time resign with respect to the Notes by giving written notice of resignation to the Issuer and (i) if any Notes are then Outstanding, by giving notice of such resignation to the Holders thereof, by publication at least once in an Authorized Newspaper in the Borough of Manhattan, The City of New York, and at least once in an Authorized Newspaper in London (and, if required by Section 3.8, at least once in an Authorized Newspaper in Luxembourg), (ii) if any Notes affected are then Outstanding, by mailing notice of such resignation to the Holders thereof who have filed their names and addresses with the Trustee pursuant to §313(c)(2) of the Trust Indenture Act of 1939 at such addresses as were so furnished to the Trustee and (iii) by mailing notice of such resignation to the Holders of then Outstanding Notes at their addresses as they shall appear on the registry books. Upon receiving such notice of resignation, the Issuer shall promptly appoint a successor trustee or trustees by written instrument in duplicate, executed by authority of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee or trustees. If no successor trustee shall have been so appointed and have accepted appointment within 30 days after the mailing of such notice of resignation, the resigning trustee may petition any court of competent jurisdiction at the expense of the Issuer for the appointment of a successor trustee, or any Holder who has been a bona fide Holder of a Note or Notes for at least six months may, subject to the provisions of Section 4.12, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b)   In case at any time any of the following shall occur:

(i)   the Trustee shall fail to comply with the provisions of §310(b) of the Trust Indenture Act of 1939 with respect to the Notes after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Note or Notes for at least six months; or

(ii)   the Trustee shall cease to be eligible in accordance with the provisions of § 310(a) of the Trust Indenture Act of 1939 and shall fail to resign after written request therefor by the Issuer or by any Holder; or

(iii)   the Trustee shall become incapable of acting with respect to the Notes, or shall be adjudged a bankrupt or insolvent, or a receiver or liquidator of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Issuer may remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to § 315(e) of the Trust Indenture Act of 1939, any Holder who has been a bona fide Holder of a Note or Notes for at least six months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition, at the expense of the Issuer, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes.

(c)   The Holders of a majority in aggregate principal amount of the Notes Outstanding may at any time remove the Trustee with respect to the Notes and appoint a successor trustee with respect to the Notes by delivering to the Trustee so removed, to the successor trustee so appointed and to the Issuer the evidence provided for in Section 6.1 of the action in that regard taken by the Holders.

(d)   Any resignation or removal of the Trustee and any appointment of a successor trustee pursuant to any of the provisions of this Section 5.9 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 5.10

Section 5.10   Acceptance and Appointment of Successor Trustee.

Any successor trustee appointed as provided in Section 5.9 shall execute and deliver to the Issuer and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee with respect to the Notes shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all rights, powers, duties and obligations with respect to the Notes of its predecessor hereunder, with like effect as if originally named as trustee for such Notes hereunder; but, nevertheless, on the written request of the Issuer or of the successor trustee, upon payment of its charges then unpaid, the trustee ceasing to act shall, subject to Section 9.4, pay over to the successor trustee all moneys at the time held by it hereunder and shall execute and deliver an instrument transferring to such successor trustee all such rights, powers, duties and obligations. Upon request of any such successor trustee, the Issuer shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a prior claim upon all property or funds held or collected by such trustee to secure any amounts then due it pursuant to the provisions of Section 5.6.

Upon acceptance of appointment by any successor trustee as provided in this Section 5.10, the issuer shall give notice thereof (a) if any Notes are then Outstanding, to the Holders thereof, by publication of such notice at least once in an Authorized Newspaper in the Borough of Manhattan, The City of New York and at least once in an Authorized Newspaper in London (and, if required by Section 3.8, at least once in an Authorized Newspaper in Luxembourg), (b) if any Notes are then Outstanding, to the Holders thereof who have filed their names and addresses with the Trustee pursuant to § 313(c)(2) of the Trust Indenture Act of 1939, by mailing such notice to such Holders at such addresses as were so furnished to the Trustee (and the Trustee shall make such information available to the Issuer for such purpose) and (c) to the

Holders of Registered Notes, by mailing such notice to such Holders at their addresses as they shall appear on the registry books. If the acceptance of appointment is substantially contemporaneous with the resignation, then the notice called for by the preceding sentence may be combined with the notice called for by Section 5.9. If the Issuer fails to give such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be given at the expense of the Issuer.

Section 5.11 **Merger, Conversion, Consolidation or Succession to Business of Trustee.**

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided that such corporation shall be eligible under the provisions of Section 5.8, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee and deliver such Notes so authenticated; and, in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificate shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have; provided, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Notes in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 5.12 **Appointment of Authenticating Agent.**

As long as any Notes remain Outstanding, the Trustee may, by an instrument in writing, appoint with the approval of the Issuer an authenticating agent (the "Authenticating Agent") which shall be authorized to act on behalf of the Trustee to authenticate Notes, including Notes issued upon exchange, registration of transfer, partial redemption or pursuant to Section 2.7. Notes authenticated by such Authenticating Agent shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee. Whenever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or to the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by such Authenticating Agent. Such Authenticating Agent shall at all times be a corporation organized and doing business under the laws of the United States of America or of any State, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 (determined as provided in Section 5.8 with respect to the Trustee) and subject to supervision or examination by Federal or State authority.

Any corporation into which any Authenticating Agent may be merged or converted, or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which any Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency business of any Authenticating Agent, shall continue to be the Authenticating Agent with respect to the Notes without the execution or filing of any paper or any further act on the part of the Trustee or such Authenticating Agent.

Any Authenticating Agent may at any time, and if it shall cease to be eligible shall, resign by giving written notice of resignation to the Trustee and to the Issuer. The Trustee may at any time terminate the agency of any Authenticating Agent by giving written notice of termination to such Authenticating Agent and to the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 5.12 , the Trustee may upon receipt of an Issuer Order appoint a successor Authenticating Agent and the Issuer shall provide notice of such appointment to all Holders of Notes in the manner and to the extent provided in Section 5.10. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as Authenticating Agent. The Issuer agrees to pay to the Authenticating Agent from time to time reasonable compensation. The Authenticating Agent for the Notes shall have no responsibility or liability for any action taken by it as such at the direction of the Trustee.

Sections 5.2, 5.3, 5.4, 5.6, 5.8 and 6.3 shall be applicable to any Authenticating Agent.

Section 5.13 **Preferential Collection of Claims Against Issuer.**

The Trustee shall comply with § 311(a) of the Trust Indenture Act of 1939, excluding any creditor relationship listed in § 311(b) of the Trust Indenture Act of 1939. A Trustee who has resigned or has been removed shall be subject to the Trust Indenture Act of 1939 to the extent indicated therein.

ARTICLE SIX
CONCERNING THE HOLDERS

Section 6.1 **Evidence of Action Taken by Holders.**

Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by a specified percentage in principal amount of the Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee. Proof of execution of any instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Sections 5.1 and 5.2) conclusive in favor of the Trustee, the Issuer and the Guarantor, if made in the manner provided in this Article Six.

Section 6.2 __Proof of Execution of Instruments and of Holding of Notes.__

Subject to Sections 5.1 and 5.2, the execution of any instrument by a Holder or his agent or proxy may be proved in the following manner:

(i)   the fact and date of the execution by any Holder of any instrument may be proved by the certificate of any notary public or other officer of any jurisdiction authorized to take acknowledgments of deeds or administer oaths that the Person executing such instruments acknowledged to him the execution thereof, or by an affidavit of a witness to such execution sworn to before any such notary or other such officer. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute sufficient proof of the authority of the Person executing the same. The fact of the holding by any Holder of a Note, and the identifying number of such Note and the date of his holding the same, may be proved by the production of such Note or by a certificate executed by any trust company, bank, banker or recognized securities dealer wherever situated satisfactory to the Trustee, if such certificate shall be deemed by the Trustee to be satisfactory. Each such certificate shall be dated and shall state that on the date thereof a Note bearing a specified identifying number was deposited with or exhibited to such trust company, bank, banker or recognized securities dealer by the Person named in such certificate. Any such certificate may be issued in respect of one or more Notes specified therein. The holding by the Person named in any such certificate of any Notes specified therein shall be presumed to continue for a period of one year from the date of such certificate unless at the time of any determination of such holding (1) another certificate bearing a later date issued in respect of the same Notes shall be produced, or (2) the Note specified in such certificate shall be produced by some other Person, or (3) the Note specified in such certificate shall have ceased to be Outstanding. The fact and date of the execution of any such instrument and the amount and numbers of Notes held by the Person so executing such instrument and the amount and numbers of any Note or Notes may also be proven in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in any other manner which the Trustee may deem sufficient.

(ii)   The ownership of Notes shall be proved by the Security Register or by a certificate of the Registrar.

Section 6.3 __Holders to be Treated as Owners.__

The Issuer, the Guarantor, the Trustee and any agent of the Issuer, the Guarantor or the Trustee may deem and treat the Person in whose name any Note shall be registered upon the Note register as the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon) for the purpose of receiving payment of or on account of the principal of and, subject to the provisions of this Indenture, interest on such Note and for all other purposes; and neither the Issuer, the Guarantor nor the Trustee nor any agent of the Issuer, the Guarantor or the Trustee shall be affected by any notice to the contrary. The Issuer, the Guarantor, the Trustee and any agent of the Issuer, the Guarantor or the Trustee may treat the Holder of any Note as the absolute owner of such Note (whether or not such Note shall be overdue) for the purpose of receiving payment thereof or on account thereof and for all other purposes and neither the Issuer, the Guarantor, the Trustee, nor any agent of the Issuer, the Guarantor or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Note.

Section 6.4   **Notes Owned by Issuer Deemed Not Outstanding.**

In determining whether the Holders of the requisite aggregate principal amount of Outstanding Notes have concurred in any direction, consent or waiver under this Indenture, Notes which are owned by the Issuer, the Guarantor or any other obligor on the Notes with respect to which such determination is being made or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, the Guarantor or any other obligor on the Notes with respect to which such determination is being made shall be disregarded and deemed not to be Outstanding for the purpose of any such determination, except that for the purpose of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver only Notes which the Trustee knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Issuer, the Guarantor or any other obligor upon the Notes or any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, the Guarantor or any other obligor on the Notes. In case of a dispute as to such right, the advice of counsel shall be full protection in respect of any decision made by the Trustee in accordance with such advice. Upon request of the Trustee, the Issuer shall furnish to the Trustee promptly an Officers' Certificate listing and identifying all Notes, if any, known by the Issuer to be owned or held by or for the account of any of the above-described Persons; and, subject to Sections 5.1 and 5.2, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are Outstanding for the purpose of any such determination.

Section 6.5   **Right of Revocation of Action Taken.**

At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 6. 1, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Notes, specified in this Indenture in connection with such action, any Holder the serial number of which is shown by the evidence to be included among the serial numbers of the Notes the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this Article Six, revoke such action so far as concerns such Note. Except as aforesaid any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or on registration of transfer thereof, irrespective of whether or not any notation in regard thereto is made upon any such Note. Any action taken by the Holders of the percentage in aggregate principal amount of the Notes, specified in this Indenture in connection with such action shall be conclusively binding upon the Issuer, the Guarantor, the Trustee and the Holders of all the Notes affected by such action.

ARTICLE SEVEN
AMENDMENTS

Section 7.1 **Amendments and Supplements Without Consent of Holders.**

The Issuer, when authorized by a resolution of its Board of Directors (which resolution may provide general terms or parameters for such action and may provide that the specific terms of such action may be determined in accordance with or pursuant to an Officers' Certificate), and the Trustee may from time to time and at any time amend or supplement this Indenture for one or more of the following purposes:

(a)   to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Notes any property or assets;

(b)   to evidence the succession of another Person to the Issuer, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Issuer pursuant to Article Eight;

(c)   to add to the covenants of the Issuer such further covenants, restrictions, conditions or provisions as the Issuer and the Trustee shall consider to be for the protection of the Holders of Notes, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Notes to waive such an Event of Default;

(d)   to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make any other provisions as the Issuer may deem necessary or desirable, provided that no such action shall materially adversely affect the interests of the Holders of the Notes;

(e)   to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture as of the date hereof;

(f)   to modify or amend this Indenture in such a manner as to permit the qualification of this Indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect, except that nothing herein contained shall permit or authorize the inclusion in any supplemental indenture of the provisions referred to in §316(a)(2) of the Trust Indenture Act of 1939.

(g)   to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the Notes and to add to or change any of the provisions of this

Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Section 5.10.

The Trustee is hereby authorized to join with the Issuer and the Guarantor in the execution of any such amendment or supplement, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such amendment or supplement which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Any amendment or supplement to this Indenture authorized by the provisions of this Section may be executed without the consent of the Holders of any of the Notes at the time Outstanding, notwithstanding any of the provisions of Section 7.2.

Section 7.2 **Amendments and Supplements With Consent of Holders**

With the consent (evidenced as provided in Article Six) of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding, the Issuer, when authorized by a resolution of its Board of Directors (which resolution may provide general terms or parameters for such action and may provide that the specific terms of such action may be determined in accordance with or pursuant to an Issuer Order), the Guarantor and the Trustee may, from time to time and at any time, amend or supplement this Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any amendment or supplement hereto or of modifying in any manner the rights of the Holders of the Notes; provided, that no such amendment or supplement shall (a) extend the final maturity of any Note, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or make the principal thereof (including any amount in respect of original issue discount) or interest thereon payable in any coin or currency other than that provided in the Notes or in accordance with the terms thereof, or impair or affect the right of any Holder to institute suit for the payment thereof or, if the Notes provide therefor, any right of repayment at the option of the Holder, in each case without the consent of the Holder of each Note so affected, or (b) reduce the aforesaid percentage of Notes, the consent of the Holders of which is required for any such amendment or supplement, without the consent of the Holders of each Note so affected.

Upon the request of the Issuer, accompanied by a copy of a resolution of the Board of Directors (which resolution may provide general terms or parameters for such action and may provide that the specific terms of such action may be determined in accordance with or pursuant to an Issuer Order) certified by the secretary or an assistant secretary of the Issuer authorizing the execution of any such amendment or supplement, and upon the filing with the Trustee of evidence of the consent of the Holders of the Notes as aforesaid and other documents, if any, required by Section 6.1, the Trustee shall join with the Issuer and the Guarantor in the execution of such amendment or supplement unless such amendment or supplement affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amendment or supplement.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment or supplement to this Indenture, but it shall be sufficient if such consent shall approve the substance thereof.

Promptly after the execution by the Issuer, the Guarantor and the Trustee of any amendment or supplement to this Indenture pursuant to the provisions of this Section, the Trustee shall give notice thereof (i) to the Holders of then Outstanding Registered Notes by mailing a notice thereof by first-class mail to such Holders at their addresses as they shall appear on the Note register, (ii) if any Notes are then Outstanding, to the Holders thereof who have filed their names and addresses with the Trustee pursuant to § 313(c)(2) of the Trust Indenture Act of 1939, by mailing a notice thereof by first-class mail to such Holders at such addresses as were so furnished to the Trustee and (iii) if any Notes are then Outstanding, to all Holders thereof, by publication of a notice thereof at least once in an Authorized Newspaper in the Borough of Manhattan, The City of New York, and in each case such notice shall set forth in general terms the substance of such amendment or supplement. Any failure of the Issuer to give such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment or supplement.

Section 7.3   **Effect of Amendment and Supplement to this Indenture.**

Upon the execution of any amendment or supplement to this Indenture pursuant to the provisions hereof, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Issuer, the Guarantor and the Holders of Notes shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such amendment or supplement shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 7.4   **Documents to Be Given to Trustee.**

The Trustee, subject to the provisions of Sections 5.1 and 5.2, shall be provided with an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any amendment or supplement to this Indenture executed pursuant to this Article Seven complies with the applicable provisions of this Indenture.

Section 7.5   **Notation on Notes in Respect of Amendments and Supplements.**

Notes authenticated and delivered after the execution of any amendment or supplement to this Indenture pursuant to the provisions of this Article Seven may bear a notation in form approved by the Trustee as to any matter provided for by such amendment or supplement or as to any action taken by Holders. If the Issuer or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such amendment or supplement may be prepared by the Issuer, authenticated by the Trustee and delivered in exchange for the Notes then Outstanding.

ARTICLE EIGHT
SUCCESSORS

Section 8.1   <u>Merger, Consolidation or Sale of Assets of the Issuer.</u>

The Issuer shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(i)   the Person formed by such consolidation or into which the Issuer is merged or the Person which acquires by conveyance, transfer or lease the properties and assets of the Issuer substantially as an entirety shall expressly assume, by a supplemental indenture hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and interest on all the Notes, according to their tenor, and the performance of every covenant of this Indenture on the part of the Issuer to be performed or observed;

(ii)   immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing;

(iii)   the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article Eight and that all conditions precedent herein provided for relating to such transaction have been complied with;

(iv)   the Issuer has delivered to the Trustee such other documents as the Trustee may, in its discretion, reasonably require; and

(v)   if the Issuer is not the continuing Person, then the Guarantor shall confirm that its guarantee shall continue to apply to the obligations under the Note and this Indenture.

Section 8.2   <u>Successor Person Substituted.</u>

In case of any such consolidation, merger, sale, lease or conveyance, and following such an assumption by the successor Person, such successor Person shall succeed to and be substituted for the Issuer, with the same effect as if it had been named herein. Such successor Person may cause to be signed, and may issue either in its own name or in the name of the Issuer prior to such succession any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Issuer and delivered to the Trustee; and, upon the order of such successor Person, instead of the Issuer, and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver any Notes which previously shall have been signed and delivered by the officers of the Issuer to the Trustee for authentication, and any Notes which such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All of the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof.

In case of any such consolidation, merger, sale, lease or conveyance such changes in phrasing and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

In the event of any such sale or conveyance (other than a conveyance by way of lease) the Issuer or any successor Person which shall theretofore have become such in the manner described in this Article Eight shall be discharged from all obligations and covenants under this Indenture and the Notes and may be liquidated and dissolved.

ARTICLE NINE
SATISFACTION AND DISCHARGE OF INDENTURE; UNCLAIMED MONEYS

Section 9.1 **Satisfaction and Discharge of Indenture.**

(a) If at any time (a) the Issuer shall have paid or caused to be paid the principal of and interest on all the Notes Outstanding hereunder (other than Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.7) as and when the same shall have become due and payable, or (b) the Issuer shall have delivered to the Trustee for cancellation all Notes theretofore authenticated (other than any Notes which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.7) or (c) in the case of Notes where the exact or maximum amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, (i) all the Notes not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and (ii) the Issuer shall have irrevocably deposited or caused to be deposited with the Trustee as trust funds the entire amount in cash (other than moneys repaid by the Trustee or any paying agent to the Issuer in accordance with Section 9.4) or direct obligations of the United States of America, backed by its full faith and credit ("U.S. Government Obligations"), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof, sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay (A) the principal of and interest on all Notes on each date that such principal or interest is due and payable and (B) any mandatory sinking fund payments applicable to Notes on the dates on which such payments are due and payable in accordance with the terms of the Indenture and the Notes; and if, in any such case, the Issuer shall also pay or cause to be paid all other sums payable hereunder by the Issuer with respect to the Notes, then this Indenture with respect to the Notes shall cease to be of further effect (except as to (i) rights of registration of transfer and exchange of Notes and the Issuer's right of optional redemption, if any, (ii) substitution of mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders of Notes to receive payments of principal thereof and interest thereon, upon the original stated due dates therefor (but not upon acceleration), and remaining rights of the Holders to receive mandatory sinking fund payments, if any, (iv) the rights, obligations, duties and immunities of the Trustee hereunder, and (v) the rights of the Holders of Notes as beneficiaries hereof with respect to the property so deposited with the Trustee payable to all or any of them) and the Trustee, on demand of the Issuer accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Issuer, shall execute proper instruments acknowledging such satisfaction of and discharging this Indenture with respect to the Notes; provided that the rights of Holders of the Notes to receive amounts in respect of principal of and interest on the Notes held by them shall not be delayed longer than required by then-applicable mandatory rules or policies of any securities exchange upon which the Notes are listed. The Issuer agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Indenture or the Notes.

(b)   In addition to discharge of the Indenture pursuant to the next preceding paragraph, in the case of Notes the exact or maximum amounts (including the currency of payment) of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (a) below, the Issuer shall be deemed to have paid and discharged the entire indebtedness on all the Notes on the 91st day after the date of the deposit referred to in subparagraph (a) below, and the provisions of this Indenture with respect to the Notes shall no longer be in effect (except as to (i) rights of registration of transfer and exchange of Notes and the Issuer's right of optional redemption, if any, (ii) substitution of mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders of Notes to receive payments of principal thereof and interest thereon, upon the original stated due dates therefor (but not upon acceleration), and remaining rights of the Holders to receive mandatory sinking fund payments, if any, (iv) the rights, obligations, duties and immunities of the Trustee hereunder, and (v) the rights of the Holders of Notes as beneficiaries hereof with respect to the property so deposited with the Trustee payable to all or any of them) and the Trustee, at the expense of the Issuer, shall at the Issuer's request, execute proper instruments acknowledging the same, if:

(i)   with reference to this provision the Issuer has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Notes (i) cash in an amount, or (ii) U.S. Government Obligations, maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay (A) the principal of and interest on all Notes on each date that such principal or interest is due and payable and (B) any mandatory sinking fund payments on the dates on which such payments are due and payable in accordance with the terms of the Indenture and the Notes;

(ii)   such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Issuer is a party or by which it is bound;

(iii)   the Issuer has delivered to the Trustee an Opinion of Counsel based on the fact that (x) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date hereof, there has been a change in the applicable Federal income tax law, in either case to the effect that, and such opinion shall confirm that, the Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amounts, in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred;

(iv)   the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance contemplated by this provision have been complied with;

(v)   no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or, insofar as subsections 4.1(d) and (e) are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period); and

(vi)   Such covenant defeasance contemplated by this provision shall not cause any Notes then listed on any registered national securities exchange under the Securities Exchange Act of 1934, as amended, to be delisted.

(c)   In the case of Notes the exact or maximum amounts (including the currency of payment) of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (a) below, the Issuer shall be released from its obligations under Sections 3.4, 3.5 and 8.1 with respect to the Outstanding Notes on and after the date the conditions set forth below are satisfied (hereinafter, "covenant defeasance"). For this purpose, such covenant defeasance means that, with respect to the Outstanding Notes, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in such Sections, whether directly or indirectly by reason of any reference elsewhere herein to such Sections or by reason of any reference in such Sections to any other provision herein or in any other document and such omission to comply shall not constitute an Event of Default under Section 4.1, but the remainder of this Indenture and such Notes shall be unaffected thereby. The following shall be the conditions to application of this subsection (c) of this Section 9.1:

(i)   The Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Notes, (i) cash in an amount, or (ii) U.S. Government Obligations maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay (A) the principal of and interest on all Notes on each date that such principal and interest is due and payable and (B) any mandatory sinking fund payments applicable to such Notes on the day on which such payments are due and payable in accordance with the terms of the Indenture and the Notes;

(ii)   No Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or, insofar as subsections 4.1(d) and (e) are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(iii)   Such covenant defeasance shall not cause the Trustee to have a conflicting interest as described in §310 of the Trust Indenture Act of 1939 with respect to any securities of the Issuer;

(iv)   Such covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Issuer is a party or by which it is bound;

(v)   Such covenant defeasance shall not cause any Notes then listed on any registered national securities exchange under the Securities Exchange Act of 1934, as amended, to be delisted;

(vi)   The Issuer shall have delivered to the Trustee an Officers' Certificate and Opinion of Counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(vii)   The Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the covenant defeasance contemplated by this provision have been complied with.

Section 9.2   Application by Trustee of Funds Deposited for Payment of Notes.

Subject to Section 9.4, all moneys deposited with the Trustee (or other trustee) pursuant to Section 9.1 shall be held in trust and applied by it to the payment, either directly or through any paying agent (including the Issuer acting as its own paying agent), to the Holders of the Notes for the payment or redemption of which such moneys have been deposited with the Trustee, of all sums due and to become due thereon for principal and interest; but such money need not be segregated from other funds except to the extent required by law.

Section 9.3   Repayment of Moneys Held by Paying Agent.

In connection with the satisfaction and discharge of this Indenture with respect to Notes, all moneys then held by any paying agent under the provisions of this Indenture with respect to the Notes shall, upon demand of the Issuer, be repaid to it or paid to the Trustee and thereupon such paying agent shall be released from all further liability with respect to such moneys.

Section 9.4   **Return of Moneys Held by Trustee and Paying Agent Unclaimed for Two Years.**

Any moneys deposited with or paid to the Trustee or any paying agent for the payment of the principal of or interest on any Note and not applied but remaining unclaimed for two years after the date upon which such principal or interest shall have become due and payable, shall, upon the written request of the Issuer and unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer by the Trustee or such paying agent, and the Holder of the Notes shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer for any payment which such Holder may be entitled to collect, and all liability of the Trustee or any paying agent with respect to such moneys shall thereupon cease; provided, however, that the Trustee or such paying agent, before being required to make any such repayment with respect to moneys deposited with it for any payment (a) in respect of Registered Notes shall at the expense of the Issuer, mail by first-class mail to Holders of such Notes at their addresses as they shall appear on the Note register, and (b) shall at the expense of the Issuer cause to be published once, in an Authorized Newspaper in the Borough of Manhattan, The City of New York and once in an Authorized Newspaper in London, notice, that such moneys remain and that, after a date specified therein, which shall not be less than 30 days from the date of such mailing or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 9.5   **Indemnity for U.S. Government Obligations.**

The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U. S. Government Obligations deposited pursuant to Section 9.1 or the principal or interest received in respect of such obligations.

Section 9.6   **Excess Funds.**

The Trustee shall deliver to the Issuer from time to time upon Issuer Order any U.S. Government Obligations or money held by it as provided in Section 9.1 which, as expressed in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may include the applicable opinion delivered to the Trustee pursuant to Section 9. 1), are then in excess of the amount thereof which then would have been required to be deposited for the purpose for which such obligations or money were deposited or received.

ARTICLE TEN
MISCELLANEOUS PROVISIONS

Section 10.1   **Incorporators, Stockholders, Officers and Directors of Issuer Exempt from Individual Liability.**

Except as provided in Article Twelve, no recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Note, or because of any indebtedness evidenced thereby, shall be had against any incorporator, as such or against any past, present or future member, manager, stockholder, general partner, limited partner, officer or director, as such, of the Issuer, the Guarantor, the general partner of the Issuer, the general partner of the Guarantor or Boardwalk GP, or of any successor, either directly or through the Issuer or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Notes by the Holders thereof and as part of the consideration for the issue of the Notes.

Section 10.2 **Provisions of Indenture for the Sole Benefit of Parties and Holders of Notes.**

Nothing in this Indenture or in the Notes, expressed or implied, shall give or be construed to give to any Person, other than the parties hereto and their successors and the Holders of the Notes any legal or equitable right, remedy or claim under this Indenture or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their successors and of the Holders of the Notes.

Section 10.3 **Successors and Assigns of Issuer Bound by Indenture.**

All the covenants, stipulations, promises and agreements in this Indenture contained by or in behalf of the Issuer shall bind its successors and assigns, whether so expressed or not.

Section 10.4 **Notices and Demands on Issuer, Guarantor, Trustee and Holders of Notes.**

Any notice or communication by the Issuer or the Trustee to the other is duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next-day delivery, to the other's address:

If to the Issuer:

Boardwalk Pipelines, LP
3800 Frederica Street
Owensboro, Kentucky 42301
Attn: Chief Financial Officer
Facsimile No.: (270) 683-5657

If to the Guarantor:

Boardwalk Pipeline Partners, LP
3800 Frederica Street
Owensboro, Kentucky 42301
Attn: Chief Financial Officer
Facsimile No.: (270) 683-5657

If to the Trustee:

The Bank of New York Trust Company, N.A.
2 North LaSalle St., Suite 1020
Chicago, IL 60602-1020
Attn: Corporate Trust Administration
Facsimile No.: (312) 827-8542

The Issuer, the Guarantor or the Trustee, by notice to the other, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to the Trustee or Holder) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if sent by facsimile transmission; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next-day delivery. All notices and communications to the Trustee or Holder shall be deemed duly given and effective only upon receipt.

Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next-day delivery to its address shown on the Security Register. Any notice or communication shall also be so mailed to any Person described in Trust Indenture Act of 1939 §313(c), to the extent required by the Trust Indenture Act of 1939. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Issuer or Guarantor mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 10.5 Officers' Certificates and Opinions of Counsel; Statements to Be Contained Therein

Upon any application or demand by the Issuer to the Trustee to take any action under any of the provisions of this Indenture, the Issuer shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include (a) a statement that the person making such certificate or opinion has read such covenant or condition, (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, (c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an opinion as to whether or not such covenant or condition has been complied with and (d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Any certificate, statement or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of or representations by counsel, unless such officer knows that the certificate or opinion or representations with respect to the matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous. Any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters, upon information with respect to which is in the possession of the Issuer, or upon the certificate, statement or opinion of or representations by an officer or officers of the Issuer, unless such counsel knows that the certificate, statement or opinion or representations with respect to the matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous.

Any certificate, statement or opinion of an officer of the Issuer or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of the Issuer, unless such officer or counsel, as the case may be, knows that the certificate or opinion or representations with respect to the accounting matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous.

Any certificate or opinion of any independent firm of public accountants filed with and directed to the Trustee shall contain a statement that such firm is independent.

Section 10.6 Payments Due on Saturdays, Sundays and Holidays.

If the date of maturity of interest on or principal of the Notes or the date fixed for redemption or repayment of any such Note shall not be a Business Day, then payment of interest or principal need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity or the date fixed for redemption or repayment, and no interest shall accrue for the period after such date.

Section 10.7 Conflict of Any Provision of Indenture with Trust Indenture Act of 1939

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with another provision included in this Indenture by operation of Sections 310 to 317, inclusive, of the Trust Indenture Act of 1939 (an "incorporated provision"), such incorporated provision shall control.

Section 10.8 New York Law to Govern.

This Indenture and each Note shall be governed by the substantive laws of the State of New York, and shall be construed in accordance with the laws of such State.

Section 10.9 <u>**Counterparts.**</u>

This Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

Section 10.10 <u>**Effect of Headings.**</u>

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 10.11 <u>**Qualification of this Indenture.**</u>

The Issuer shall qualify this Indenture under the Trust Indenture Act of 1939 and shall pay all reasonable costs and expenses (including attorneys' fees and expenses for the Issuer, the Trustee and the Holders) incurred in connection therewith, including, but not limited to, costs and expenses of qualification of this Indenture and the Notes and printing this Indenture and the Notes. The Trustee shall be entitled to receive from the Issuer any such Officers' Certificates, Opinions of Counsel or other documentation as it may reasonably request in connection with any such qualification of this Indenture under the Trust Indenture Act of 1939.

Section 10.12 <u>**Waiver of Jury Trial.**</u>

EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

Section 10.13 <u>**Force Majeure.**</u>

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

ARTICLE ELEVEN
REDEMPTION AND PREPAYMENT

Section 11.1 <u>**Notices to Trustee.**</u>

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 11.7 hereof, it shall furnish to the Trustee, at least 45 days but not more than 90 days before a redemption date (or such shorter period as allowed by the Trustee), an Officers' Certificate setting forth (i) the applicable section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the redemption price.

Section 11.2 <u>**Selection of Notes to Be Redeemed.**</u>

If less than all of the Notes are to be redeemed at any time, the Trustee shall select the Notes to be redeemed among the Holders of the Notes in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee deems fair and appropriate (and in compliance with applicable legal requirements). However, no Notes of a principal amount of $1,000 or less shall be redeemed in part, and, if a partial redemption of Notes is made with the proceeds of a public offering of common equity securities of the Issuer, selection of the Notes or portions of the Notes for redemption shall be made by the Trustee only on a proportional basis or on as nearly a proportional basis as is practicable (except as required by the procedures of the Depositary), unless that method is otherwise prohibited. In the event of partial redemption by lot, the particular Notes to be redeemed shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the Outstanding Notes not previously called for redemption.

The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. Notes and portions of Notes selected shall be in amounts of $1,000 or integral multiples of $1,000, except that if all of the Notes of a Holder are to be redeemed, the entire Outstanding amount of Notes held by such Holder, even if not an integral multiple of $1,000, shall be redeemed. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 11.3 <u>**Notice of Redemption.**</u>

At least 30 days but not more than 60 days prior to a redemption date, the Issuer shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at such Holder's address appearing in the securities register maintained in respect of the Notes by the Registrar (the "Security Register").

The notice shall identify the Notes to be redeemed (including the CUSIP number) and shall state:

(a)	the redemption date;

55

(b)   The appropriate calculation of the redemption price, but need not include the redemption price itself. The actual redemption price, calculated as described above, shall be set forth in an Officers' Certificate delivered to the Trustee no later than two (2) Business Days prior to the redemption date unless clause (b) of the definition of "Comparable Treasury Price" is applicable, in which case such Officer's Certificate should be delivered on the redemption date;

(c)   if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, if applicable, a new Note or Notes in principal amount equal to the unredeemed portion shall be issued upon cancellation of the original Note;

(d)   the name and address of the Paying Agent;

(e)   that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f)   that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(g)   the applicable section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(h)   that no representation is made as to the correctness of the CUSIP and/or ISIN numbers, if any, listed in such notice or printed on the Notes.

At the Issuer's request, the Trustee shall give the notice of redemption in the Issuer's name and at its expense; provided, however, that the Issuer shall have delivered to the Trustee, at least 45 days (or such shorter period allowed by the Trustee) prior to the redemption date, an Officers' Certificate requesting that the Trustee give such notice (in the name and at the expense of the Issuer) and setting forth the information to be stated in such notice as provided in this Section 11.3.

Section 11.4   **Effect of Notice of Redemption.**

Once notice of redemption is mailed in accordance with Section 11.3 hereof, Notes called for redemption shall become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

Section 11.5   **Deposit of Redemption Price.**

On or prior to 11:00 a.m. Eastern time on the Business Day prior to any redemption date, the Issuer shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and, if applicable, accrued and unpaid interest on all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly, and in any event within two (2) Business Days after the redemption date, return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption price of, and, accrued and unpaid interest, if any, on all Notes to be redeemed.

If the Issuer complies with the provisions of the preceding paragraph, on and after the redemption date, interest shall cease to accrue on Notes or portions of Notes called for purchase or redemption in accordance with Section 2.8(d) hereof, whether or not such Notes are presented for payment. If a Note is redeemed on or after a Regular Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest, if any, shall be paid to the Person in whose name such Note was registered at the close of business on such Regular Record Date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal from the redemption date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 11.6 **Notes Redeemed in Part.**

Upon surrender of a Note that is redeemed in part, the Issuer shall issue and, upon the Issuer's written request, the Trustee shall authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

Section 11.7 **Optional Redemption.**

(a)   The Notes will be redeemable as a whole or in part, at the option of the Issuer at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points, plus in each case accrued interest thereon to the date of redemption.

(b)   Any prepayment pursuant to this Section 11.7 shall be made pursuant to the provisions of Sections 11.1 through 11.6 hereof.

Section 11.8 **Mandatory Redemption.**

The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to, or offers to purchase, the Notes.


ARTICLE TWELVE
GUARANTEE


Section 12.1 **Unconditional Guarantee.**

(a)   For value received, the Guarantor hereby fully, unconditionally and absolutely guarantees (the "Guarantee") to the Holders and to the Trustee the due and punctual payment of the principal of, and premium, if any, and interest on the Notes and all other amounts due and payable under this Indenture and the Notes by the Issuer, when and as such principal, premium, if any, and interest shall become due and payable, whether at the stated maturity or by declaration of acceleration, call for redemption or otherwise, according to the terms of the Notes and this Indenture, subject to the limitations set forth in Section 12.3.

(b)   Failing payment when due of any amount guaranteed pursuant to the Guarantee, for whatever reason, the Guarantor will be obligated to pay the same immediately. The Guarantee hereunder is intended to be a general, unsecured, senior obligation of the Guarantor and will rank pari passu in right of payment with all Indebtedness of the Guarantor that is not, by its terms, expressly subordinated in right of payment to the Guarantee. The Guarantor hereby agrees that its obligations hereunder shall be full, unconditional and absolute, irrespective of the validity, regularity or enforceability of the Notes, the Guarantee or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, the Guarantor, or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of the Guarantor. The Guarantor hereby agrees that in the event of a default in payment of the principal of, or premium, if any, or interest on the Notes, whether at the stated maturity or by declaration of acceleration, call for redemption or otherwise, legal proceedings may be instituted by the Trustee on behalf of the Holders or, subject to Section 4.6, by the Holders, on the terms and conditions set forth in this Indenture, directly against the Guarantor to enforce the Guarantee without first proceeding against the Partnership.

(c)   The obligations of the Guarantor under this Article Twelve shall be as aforesaid full, unconditional and absolute and shall not be impaired, modified, released or limited by any occurrence or condition whatsoever, including, without limitation, (A) any compromise, settlement, release, waiver, renewal, extension, indulgence or modification of, or any change in, any of the obligations and liabilities of the Issuer, the Guarantor contained in the Notes or this Indenture, (B) any impairment, modification, release or limitation of the liability of the Issuer, the Guarantor, or any of their estates in bankruptcy, or any remedy for the enforcement thereof, resulting from the operation of any present or future provision of any applicable Bankruptcy Law, as amended, or other statute or from the decision of any court, (C) the assertion or exercise by the Issuer, the Guarantor, or the Trustee of any rights or remedies under the Notes or this Indenture or their delay in or failure to assert or exercise any such rights or remedies, (D) the assignment or the purported assignment of any property as security for the Notes, including all or any part of the rights of the Issuer or the Guarantor under this Indenture, (E) the extension of the time for payment by the Issuer, the Guarantor of any payments or other sums or any part thereof owing or payable under any of the terms and provisions of the Notes or this Indenture or of the time for performance by the Issuer or the Guarantor of any other obligations under or arising out of any such terms and provisions or the extension or the renewal of any thereof, (F) the modification or amendment (whether material or otherwise) of any duty, agreement or obligation of the Issuer or the Guarantor set forth in this Indenture, (G) the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshaling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of, or other similar proceeding affecting, the Issuer or the Guarantor or any of their respective assets, or the disaffirmance of the Notes, the Guarantee or this Indenture in any such proceeding, (H) the release or discharge of the Issuer or the Guarantor from the performance or observance of any agreement, covenant, term or condition contained in any of such instruments by operation of law, (I) the unenforceability of the Notes, the Guarantee or this Indenture or (J) any other circumstances (other than payment in full or discharge of all amounts guaranteed pursuant to the

58

Guarantee) which might otherwise constitute a legal or equitable discharge of a surety or guarantor.

(d)   The Guarantor hereby (A) waives diligence, presentment, demand of payment, filing of claims with a court in the event of the merger, insolvency or bankruptcy of the Issuer or the Guarantor and all demands whatsoever, (B) acknowledges that any agreement, instrument or document evidencing the Guarantee may be transferred and that the benefit of its obligations hereunder shall extend to each holder of any agreement, instrument or document evidencing the Guarantee without notice to it and (C) covenants that the Guarantee will not be discharged except by complete performance of the Guarantee. The Guarantor further agrees that if at any time all or any part of any payment theretofore applied by any Person to the Guarantee is, or must be, rescinded or returned for any reason whatsoever, including without limitation, the insolvency, bankruptcy or reorganization of the Issuer or the Guarantor the Guarantee shall, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence notwithstanding such application, and the Guarantee shall continue to be effective or be reinstated, as the case may be, as though such application had not been made.

(e)   The Guarantor shall be subrogated to all rights of the Holders and the Trustee against the Issuer in respect of any amounts paid by the Guarantor pursuant to the provisions of this Indenture, provided, however, that the Guarantor, shall not be entitled to enforce or to receive any payments arising out of, or based upon, such right of subrogation until all of the Notes and the Guarantee shall have been paid in full or discharged.

Section 12.2   Execution and Delivery of Guarantee.

To further evidence the Guarantee set forth in Section 12.1, the Guarantor hereby agrees that a notation relating to such Guarantee, substantially in the form attached hereto as Annex A, shall be endorsed on each Note entitled to the benefits of the Guarantee authenticated and delivered by the Trustee and executed by either manual or facsimile signature of an officer of Boardwalk GP. The Guarantor hereby agrees that the Guarantee set forth in Section 12.1 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation relating to the Guarantee. If any officer of Boardwalk GP or any Affiliate, whose signature is on this Indenture or a Note no longer holds that office at the time the Trustee authenticates such Note or at any time thereafter, the Guarantee of such Note shall be valid nevertheless. The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantor.

Section 12.3   Limitation on Liability of the Guarantor.

The Guarantor and by its acceptance hereof each Holder of a Note entitled to the benefits of the Guarantee hereby confirm that it is the intention of all such parties that the guarantee by the Guarantor pursuant to its Guarantee not constitute a fraudulent transfer or conveyance for purposes of any Federal or state law. To effectuate the foregoing intention, the Holders of a Note entitled to the benefits of the Guarantee and the Guarantor hereby irrevocably agree that the obligations of the Guarantor under its Guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of the Guarantor and to any collections from or payments made by or on behalf of the Guarantor in respect of the obligations of the Guarantor under its Guarantee, result in the obligations of the Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law.

Section 12.4 **Release of Guarantor from Guarantee.**

(a)   Notwithstanding any other provisions of this Indenture, the Guarantee of the Guarantor may be released upon the terms and subject to the conditions set forth in this Section 12.4. Provided that no Default shall have occurred and shall be continuing under this Indenture, any Guarantee incurred by the Guarantor pursuant to this Article Twelve shall be unconditionally released and discharged upon (i) the Issuer's exercise of its legal defeasance option or its covenant defeasance option in accordance with Article Nine hereof or (ii) the merger of the Guarantor into the Issuer or the liquidation or dissolution of the Guarantor (in each case to the extent not prohibited by this Indenture) or (iii) following delivery of a written notice of such release or discharge by the Issuer, the Trustee, upon the release or discharge of all guarantees by the Guarantor of any debt of the Issuer other than obligations arising under this Indenture and any Notes issued hereunder, except a discharge or release by or as a result of payment under such guarantees.

(b)   The Trustee shall deliver an appropriate instrument evidencing any release of the Guarantor from the Guarantee upon receipt of a written request of the Issuer accompanied by an Officers' Certificate and an Opinion of Counsel that the Guarantor is entitled to such release in accordance with the provisions of this Indenture.

[Signatures on following page]

SIGNATURES

Dated as of November 21, 2006.

ISSUER:

BOARDWALK PIPELINES, LP

By: Boardwalk Operating GP LLC,
       its General Partner

By: Boardwalk Pipeline Partners, LP
       its Sole Member

By: Boardwalk GP, LP
       its General Partner

By: Boardwalk GP, LLC
       its General Partner

By: /s/ Jamie L. Buskill
       Name: Jamie L. Buskill
       Title: Chief Financial Officer

GUARANTOR:

BOARDWALK PIPELINE PARTNERS, LP

By: Boardwalk GP, LP
       its General Partner

By: Boardwalk GP, LLC
       its General Partner

By: /s/ Jamie L. Buskill
       Name: Jamie L. Buskill
       Title: Chief Financial Officer

TRUSTEE:

THE BANK OF NEW YORK TRUST COMPANY, N.A.

By: /s/ L. Garcia
Name: L. Garcia
Title: Assistant Vice President

(Face of Note)

5.875% NOTES DUE 2016

CUSIP 096630 AA 6

No. 1 $ 250,000,000

BOARDWALK PIPELINES, LP

promises to pay to CEDE & CO., INC., or its registered assigns, the principal sum of Two Hundred and Fifty Million Dollars ($250,000,000.00) on November 15, 2016.

Interest Payment Dates: May 15 and November 15, commencing May 15, 2007

Record Dates: May 1 and November 1.

        IN WITNESS WHEREOF, the Issuer has caused this Note to be signed by its duly authorized officer.

BOARDWALK PIPELINES, LP

By: Boardwalk Operating GP, LLC, its general partner

By: Boardwalk Pipeline Partners, LP, its sole member

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: _____
        Name: Jamie L. Buskill
        Title: Chief Financial Officer

This is one of the Global
Notes referred to in the
within-mentioned Indenture:

THE BANK OF NEW YORK TRUST COMPANY, N.A.
as Trustee

By: _____
            Authorized Signatory

Dated: November 21, 2006

A-1

(Back of Note)

5.875% NOTES DUE 2016

THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.6 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.6(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC). ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.   *Interest*. Boardwalk Pipelines, LP, a Delaware limited partnership (the "Issuer"), promises to pay interest on the principal amount of this Note at 5.875% per annum until maturity relating to these Notes. The Issuer shall pay interest semi-annually in arrears in cash on May 15 and November 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "Interest Payment Date"). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from November 21, 2006; provided, however, that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be May 15, 2007. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy

Law) on overdue principal and premium, if any, from time to time at a rate that is 1% per annum in excess of the interest rate then in effect under the Indenture and this Note; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods), from time to time at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

2.   *Method of Payment*. The Issuer shall pay interest on the Notes (except defaulted interest) to the Persons in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on May 1 or November 1 preceding the Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes shall be payable as to principal, premium, if any, and interest at the office or agency of the Issuer maintained for such purpose, or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders at their addresses set forth in the Security Register; provided, however, that payment by wire transfer of immediately available funds shall be required with respect to principal of and interest and premium, if any, on, all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Issuer or the Paying Agent. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3.   *Paying Agent and Registrar*. Initially, The Bank of New York Trust Company, N.A., the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer or any of its Subsidiaries may act in any such capacity.

4.   *Indenture*. The Issuer issued the Notes under an Indenture, dated as of November 21, 2006 ("Indenture"), among the Issuer, the Guarantor and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S.Code §§ 77aaa-77bbbb). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5.   *Optional Redemption*.

(a)   The Notes will be redeemable as a whole or in part, at the option of the Issuer at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the Indenture, plus 20 basis points, plus in each case accrued interest thereon to the date of redemption.

(b)   Any prepayment pursuant to this paragraph shall be made pursuant to the provisions of Sections 11.1 through 11.6 of the Indenture.

6.   *Mandatory Redemption*. The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

7.   *Notice of Redemption*. Notices of redemption shall be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date interest shall cease to accrue on Notes or portions thereof called for redemption.

8.   *Denominations, Transfer, Exchange*. The Notes are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. This Note shall represent the aggregate principal amount of Outstanding Notes from time to time endorsed hereon and the aggregate principal amount of Notes represented hereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

9.   *Persons Deemed Owners*. The registered Holder of a Note may be treated as its owner for all purposes.

10.   *Amendment, Supplement and Waiver*. Subject to certain exceptions, the Issuer and the Trustee may amend or supplement the Indenture or the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then Outstanding, and, subject to Section 4.10 of the Indenture, any existing Default or Event of Default (except a continuing Default or Event of Default (i) in the payment of principal, premium, if any, interest, if any, on the Notes and (ii) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Note affected by such modification or amendment) or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of at least a majority in principal amount of the Notes. Without the consent of any Holder, the Issuer and the Trustee may amend or supplement the Indenture or the Notes: (a) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Notes any property or assets; (b) to evidence the succession of another Person to the Issuer, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Issuer pursuant to Article Eight of the Indenture; (c) to add to the covenants of the Issuer such further covenants, restrictions, conditions or provisions as the Issuer and the Trustee shall consider to be for the protection of the Holders of Notes, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture

may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Notes to waive such an Event of Default; (d) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make any other provisions as the Issuer may deem necessary or desirable, provided that no such action shall materially adversely affect the interests of the Holders of the Notes; (e) to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture; and (f) to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the Notes and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Section 5.10 of the Indenture.

11. *Defaults and Remedies*. Each of the following constitutes an Event of Default with respect to the Notes: (a) default in the payment of any installment of interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or (b) default in the payment of all or any part of the principal on any of the Notes as and when the same shall become due and payable either at maturity, upon any redemption, by declaration or otherwise; or (c) default in the performance, or breach, of any covenant or warranty of the Issuer or the Guarantor in respect of the Notes (other than a covenant or warranty in respect of the Notes a default in whose performance or whose breach is elsewhere in this Section is specifically dealt with) and continuance of such default or breach for a period of 60 days (or 180 days in the case of a Reporting Failure) after there has been given, by registered or certified mail, to the Issuer and the Guarantor by the Trustee or to the Issuer, the Guarantor and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or (d) either (1) default in payment of any Indebtedness of the Issuer, the Guarantor or any Subsidiary of the Issuer within any applicable grace period after final maturity or (2) the acceleration of Indebtedness of the Issuer, the Guarantor or any Subsidiary of the Issuer by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $50 million; or (e) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer, the Guarantor or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer, the Guarantor or any Significant Subsidiary under the federal bankruptcy law or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer, the Guarantor or any Significant Subsidiary or for any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or (f) the institution by the Issuer, the Guarantor or any Significant Subsidiary of proceedings to be adjudicated as bankrupt or insolvent or the consent by the Issuer, the Guarantor or any Significant Subsidiary to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Issuer, the Guarantor or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under

the federal bankruptcy law or any other applicable federal or state law, or the consent by the Issuer or any Significant Subsidiary to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer, the Guarantor or any Significant Subsidiary or for any substantial part of its property, or the making by the Issuer, the Guarantor or any Significant Subsidiary of any general assignment for the benefit of creditors; *provided, however,* that the occurrence of any of the events described in the foregoing clause (c) of Section 4.1 of the Indenture shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which this Indenture is executed and a certificate to such effect is delivered to the Trustee by the Issuer's independent public accountants.

If an Event of Default described in clauses (a), (b), (c) or (d) of Section 4.1 of the Indenture occurs and is continuing, then, and in each and every such case, unless the principal of all the Notes shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of all the Notes then Outstanding hereunder, by notice in writing to the Issuer and the Guarantor (and to the Trustee if given by Noteholders), may declare the entire principal of all of the Notes then Outstanding, and interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (e) or (f) of Section 4.1 of the Indenture occurs and is continuing, then and in each and every such case, unless the principal of all the Notes shall have already become due and payable, the entire principal of all of the Notes then Outstanding, and interest accrued thereon, if any, will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any Holders.

The foregoing provisions, however, are subject to the condition that if, at any time after the principal of the Notes shall have been so declared due and payable or become automatically due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Issuer shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Notes and the principal of any and all Notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest specified in the Notes to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee and their agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and if any and all Events of Default under the Indenture, other than the non-payment of the principal of Notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein--then and in every such case the Holders of a majority in aggregate principal amount of all the Notes then Outstanding, by written notice to the Issuer, the Guarantor and to the Trustee, may waive all defaults with respect to the Notes and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

12.   *No Recourse*.

None of Boardwalk GP, the respective general partners of the Issuer and the Guarantor or their respective directors, officers, employees, partners and members, as such, shall have any liability for any obligations of, the Guarantor or the Issuer under the Notes, the Indenture or the Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting the Securities waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Securities.

13.   *Guarantee*.

The Notes are fully and unconditionally guaranteed on an unsecured, unsubordinated basis by the Guarantor as set forth in Article Twelve of the Indenture, as noted in the Notation of Guarantee to this Note.

14.   *Reliance*.

The Holder, by accepting this Note, acknowledges and affirms that (i) it has purchased the Note in reliance upon the separateness of each of the Guarantor, the general partner of the Guarantor and Boardwalk GP from the other and from any other Persons and (ii) each of the Guarantor, the general partner of the Guarantor and Boardwalk GP has assets and liabilities that are separate from those of other Persons.

15.   *Trustee Dealings with Issuer*. Subject to certain limitations, the Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee.

16.   *No Recourse Against Others*. No past, present or future director, officer, employee, incorporator, stockholder, general partner, limited partner, officer or director of the Issuer, the Guarantor, the general partner of the Issuer, the general partner of the Guarantor or Boardwalk GP, as such, shall have any liability for any obligations of the Issuer under the Indenture, the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability.

17.   *Authentication*. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

18.   *Abbreviations*. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

20.   *CUSIP Numbers*. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes and has directed the Trustee to use CUSIP numbers in notices of redemption or notices of Offers to Purchase as a convenience to Holders. No representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of

redemption or notice of an offer to purchase and reliance may be placed only on the other identification numbers printed thereon and any such redemption or offer to purchase shall not be affected by any defect in or omission of such numbers.

The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to: Boardwalk Pipelines, LP, 3800 Frederica Street, Owensboro, KY 42301, Attn: Chief Financial Officer.

21. *Governing Law*. The internal law of the State of New York shall govern and be used to construe this Note without giving effect to applicable principals of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Assignment Form

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to

_____

(Insert assignee's social security or other tax I.D. no.)

_____

_____

_____

_____

(Print or type assignee's name, address and zip code)

and irrevocably appoint _____

as agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: _____

Your Signature: _____
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee: _____

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee or Note Custodian

NOTATION OF GUARANTEE

The Guarantor (which term includes any successor Person under the Indenture), has fully, unconditionally and absolutely guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture, the due and punctual payment of the principal of, and premium, if any, and interest on the 5.875% Notes due 2016 (the "Notes") and all other amounts due and payable under the Indenture and the Notes by the Issuer.

The obligations of the Guarantor to the Holders of Notes and to the Trustee pursuant to its Guarantee and the Indenture are expressly set forth in Article Twelve of the Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee.

BOARDWALK PIPELINE PARTNERS, LP

By: Boardwalk GP, LP, its general partner

By: Boardwalk GP, LLC, its general partner

By: _____
        Name: Jamie L. Buskill
        Title: Chief Financial Officer